UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 17, 2023

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

March 17, 2023

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Please find attached a copy of the consolidated financial statements of Intercorp Financial Services Inc. (“IFS”) and its subsidiaries, for the fiscal year ended December 31, 2022, including the report of the external independent auditor Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada, member of Ernst & Young. These financial Statements were approved by IFS’s Board of Directors in its session held on March 17, 2023 and will be submitted for the evaluation and approval of the Annual General Shareholders Meeting to be held on March 31, 2023.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Michela Casassa

Chief financial Officer

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2022 and 2021, together with Independent Auditor’s Report

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2022 and 2021, together with Independent Auditor’s Report

Content

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33

Independent Auditor’s Report

To the Shareholders and Board of Directors of Intercorp Financial Services Inc. and Subsidiaries

Opinion

We have audited the consolidated financial statements of Intercorp Financial Services Inc. and Subsidiaries (the Group), comprising the consolidated statement of financial position as of December 31, 2022, and the consolidated statement of income, comprehensive income, changes in equity and cash flows for the year then ended; as well as the explanatory notes to the financial statements, which include a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the Group's consolidated financial position as of December 31, 2022, as well as its consolidated financial performance and cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

Basis of the opinion

We perform our audit in accordance with the International Standards on Auditing (ISA) approved for application in Peru by the Board of Peruvian Associations of Certified Public Accountants. Our responsibilities under these standards are described in more detail in the Auditor's Responsibilities section regarding the audit of the financial statements of our report. We are independent of the Bank in accordance with the International Accounting Standards Board Code of Ethics for Accountants (IESBA Code) along with ethical requirements that are relevant to our audit of financial statements in Peru, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained provides a sufficient and adequate basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of the most significance in the audit of the financial statements for the current period. These matters were addressed in the context of the audit of the financial statements as a whole, and in forming our opinion thereon; so we do not provide a separate opinion on these matters. Based on the above, below is how each key matter was addressed during our audit.

We have fulfilled the responsibilities described in the Auditor's Responsibilities section regarding the audit of the financial statements of our report, including in relation to these matters. Accordingly, our audit included conducting procedures designed to respond to the risks of material misstatement assessed in the consolidated financial statements. The results of the audit procedures, including the procedures performed to address the matters mentioned below, form the basis for the audit opinion on the accompanying consolidated financial statements.

Key Audit Matter	Audit response
Information Technology (IT) Environment

The Group's activities depend to a large extent on the efficient and continuous operation of information technology systems and technology infrastructures, which encompass a large number of IT applications and systems for the processing of all its operations, accounting records and preparation of its financial statements. The Group's IT system consists of a set of complex computer applications, essential in the Group's various business operations. IT environment controls include: IT governance, overall IT controls over program development and changes, access to programs and data, and IT operations, therefore, such controls must be designed and operated effectively with the aim of ensuring the integrity of accurate accounting records and financial reports, in this way mitigate the potential risk of fraud or error. As same of importance are executed calculations of systems, other IT application controls, and interfaces between IT systems. In addition, the Group continues to invest in its IT infrastructure and processes with the aim of offering a digital transformation service to its customers and security in the management of their data against cyberattacks.

Therefore, we consider the information technology environment as a key issue, given that the reliability and security of IT systems plays a fundamental role in ensuring the correct treatment of data processing, accounting records and preparation of financial statements, that is, they depend to a large extent on automated controls over information systems,  So, there is a risk that breaches in the IT control environment could result in financial accounting and information records being materially incorrect.

Assisted by our Information Technology (IT) specialists, our audit efforts focused on the Group's key systems, carrying out, among others, the following procedures:

-We evaluated and tested overall IT controls by performing: an understanding of IT governance, reviewing key (including compensatory) controls over application and data access management, application changes and developments, and IT operations.

-We tested application controls, considering the design and operational effectiveness of critical automated controls to data processing, accounting records and the preparation of the financial statement. With respect to identified control deficiencies, we tested the design and operational effectiveness of compensation controls.

-We made an understanding with the Information Security team and those in charge of IT Governance of the Group, about their assessment of cybersecurity risk and the measures implemented to mitigate this risk.

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33

Expected loss estimate for loan portfolio

As described in notes 3.4(h)(ii), 6 and 30.1(d) of the consolidated financial statements, the estimated expected loss for the loan portfolio is calculated using an expected credit loss (ECL) model, which determines the losses expected to arise for loans as a result of an increase in risk, from the initial date of the loan or when there is objective evidence of impairment. The estimate (ECL) is measured: (i) to 12 months; or (ii) during the expected life of the credit. ECL considers key elements, such as: probability of default (PD), exposure to default (EAD) and loss from default (LGD); These are based on predictable information about past events, current conditions and forward-looking information. When estimating the expected loss the Group considers three scenarios (optimistic, base and pessimistic), each of these scenarios is associated with different probabilities of default. Where relevant, the assessment of these scenarios also incorporates the expectation of recovery of nonperforming loans, including the likelihood that the loans will be cured, and the value of the collateral or the amount received when selling the asset.

Significant assumptions and judgments with respect to the estimate include (i) determining when a loan has experienced a significant increase in credit risk; (ii) forecasting forward-looking information for multiple economic scenarios and weighting the probability of those scenarios; (iii) the calculation of credit losses of 12 months and over the expected life of the credit agreement; and (iv) the application of the credit expert judgment, specifically for the current Peruvian political/economic situation.

Therefore, we consider that the estimated expected loss for the loan portfolio is a key audit matter; since changes in assumptions could have a significant impact on the calculation of provision; In addition, the determination of accounting figures requires the participation of specialists due to the inherent complexity of models, assumptions, judgments, the prospective nature of key assumptions and the interrelationship of critical variables in measurement.

We gained an understanding, evaluated the design and tested the operational effectiveness of the controls of the expected loss provision for loan portfolio (ECL) estimation process, which included:

-Methodology and criteria established for the calculation according to IFRS standards.

-Evaluation of the model, premises and significant assumptions established by the Group in the calculation.

-Identification of deterioration indicators, determination of significant changes in credit risk.

-Integrity and accuracy of the database in the Group's systems.

-Calculation of the estimated expected loss for loan portfolio.

-Disclosure in the notes to the consolidated financial statements.

In addition, assisted by our specialists, we carried out detailed substantive procedures, which included:

-We assessed whether the methodology, premises and assumptions used in models estimating ECLs are consistent with IFRS requirements and industry standards.

-We assessed significant changes in credit risk triggers, methodology forecasts and compare the Group's forward-looking information with publicly available information from independent sources.

-We tested the completeness and accuracy of the data used in the calculation of the provision against the source systems and related documentation.

-We independently tested the calculation of ECL and their respective risk parameters.

-We evaluated the adequacy of disclosures in the notes to the consolidated financial statements.

Technical reserve for annuities

As described in notes 3.4(d) and 14(b) of the consolidated financial statements, the valuation of the technical reserve for annuities was based on the actuarial assumptions and data used in the calculation. The actuarial economic assumptions considered in the valuation of this liability include, but are not limited to, mortality tables and discount rates.

Therefore, we consider that liabilities for technical reserves for annuities is a key audit matter, given that any change in assumptions and data could have significant effects on the valuation of liabilities; In addition, the determination of accounting figures is complex and requires the involvement of specialists due to actuarial models.

We obtained an understanding, evaluated the design and tested the operational effectiveness of the controls of the valuation process of the technical reserve of annuities, which included the review of:

-Methodology and criteria established for the calculation according to actuarial methods that are accepted by accounting standards, IFRS.

-Evaluation of the actuarial models, premises and assumptions of general acceptance, established by the Group.

-Integrity and accuracy of the database used in the Group's information systems to manage, calculate and raise awareness of these liabilities.

-Calculation of the estimate of valuation of liabilities.

-Disclosure in the notes to the consolidated financial statements.

In addition, assisted by our actuarial specialists, we performed detailed substantive procedures, including:

-We evaluated the methodology defined by the Group on actuarial models and assumptions, which are consistent with the application of IFRS.

-We independently evaluated the model and actuarial assumptions used in the calculation.

-We evaluated the reasonableness of the assumptions and their adequacy.

-We tested the completeness and accuracy of the data of the policies used, as well as the variables used in the calculation.

-We independently tested the calculation made by the Group.

-We evaluated the reasonableness of the movement of liabilities considering changes in actuarial assumptions at the end of the year.

-We evaluated the sensitivity of changes in certain variables in the determination of these liabilities.

-We evaluated the adequacy of disclosures in the notes to the consolidated financial statements.

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33

Other information included in the Group's 2022 Annual Report

Management is responsible for other information. Other information includes the information included in the Group's Annual Report and does not form an integral part of the consolidated financial statements or our related audit report.

Our opinion on the consolidated financial statements does not cover other information and we do not express any form of conclusion that provides a degree of assurance thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, to consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge gained in the audit or otherwise appears to be materially misstated. If, based on the work we have done, we conclude that there is a material error of this other information, we are obliged to report that fact. We have nothing to report in this regard.

Responsibilities of the Group's management and corporate governance officers in relation to the consolidated financial statements

Management is responsible for the preparation and fair presentation of consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Group's ability to continue as a going concern, disclosing as appropriate matters relating to the going concern and using the going concern basis of the undertaking unless Management intends to liquidate the Group or cease operations, or have no realistic alternative to doing so.

Those responsible for the Group's corporate governance are responsible for overseeing the Group's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance as to whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable security is a high level of assurance, but it does not guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement where it exists. Inaccuracies may arise due to fraud or error and are considered material if, individually or cumulatively, they could reasonably be expected to influence the economic decisions users make based on the consolidated financial statements.

As part of an audit in accordance with the International Standards on Auditing (ISAs) approved for application in Peru by the Board of Peruvian Associations of Certified Public Accountants, we exercise professional judgment and maintain professional skepticism throughout the audit. Also:

•

We identify and assess the risks of material misstatement in the consolidated financial statements, whether due to fraud or error, design and execute audit procedures that respond to those risks, and obtain audit evidence that is sufficient and appropriate to provide us with a basis for our opinion. The risk of not detecting a material misstatement due to fraud is greater than that resulting from an error, as fraud may involve collusion, falsification, intentional omissions, misrepresentations or overstepping the internal control system.

•

We gained an understanding of the internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•	We evaluate the adequacy of the accounting policies used, the reasonableness of the accounting estimates and the respective disclosures made by Management.
•

We conclude on the suitability of Management's use of the going concern basis and, based on the audit evidence obtained, whether there is material uncertainty related to events or conditions that may raise significant doubts about the Group's ability to continue as a going concern. If we conclude that material uncertainty exists, we are required to draw attention in our audit report to disclosures

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33 relating to the financial statements or, if such disclosures are inadequate, to modify our opinion. Conclusions are based on audit evidence obtained to date from our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

We evaluate the overall presentation, structure, content of the consolidated financial statements, including disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves a fair presentation.

•

We obtained sufficient and adequate audit evidence in relation to the financial information of the entities or business activities that are part of the Group, in order to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and execution of the Group's audit and therefore for our audit opinion.

We communicate to the Group's corporate governance managers, among other matters, the planned scope and timing of the audit, the significant findings of the audit, as well as any significant internal control deficiencies identified in the course of the audit.

We also provide those responsible for the Group's corporate governance with a statement that we have complied with the applicable ethics requirements in relation to independence and that we have disclosed all relationships and other matters that could reasonably be expected to affect our independence and, where applicable, the measures taken to eliminate the threats or safeguards applied.

Among the matters that have been the subject of communication with those responsible for the Group's corporate governance, we determine those that have been of the greatest significance in the audit of the consolidated financial statements for the current period and, therefore, are the key audit matters. We have described such matters in our audit report unless legal or regulatory provisions prohibit public disclosure of the matter or, in extremely rare circumstances, we determine that a matter should not be disclosed in our report because it would reasonably be expected that the adverse consequences of doing so would outweigh the public interest benefits of the report.

Lima, Peru,

March 17, 2023

Countersigned by:

/s/Victor Tanaka

C.P.C.C. Register No.25613

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2022 and 2021

	Note	2022	2021		Note	2022	2021
		S/(000)	S/(000)			S/(000)	S/(000)
Assets				Liabilities and equity
Cash and due from banks	4(a)			Deposits and obligations	11
Non-interest bearing		4,012,293	3,931,419	Non-interest bearing		8,684,678	9,270,255
Interest bearing		8,712,874	12,488,242	Interest bearing		39,846,030	39,627,689
Restricted funds		468,244	684,804			48,530,708	48,897,944
		13,193,411	17,104,465
				Inter-bank funds	4(e)	30,012	-
Inter-bank funds	4(e)	296,119	30,002	Due to banks and correspondents	12	7,100,646	8,522,849
Financial investments	5	22,787,598	24,547,294	Bonds, notes and other obligations	13	7,906,303	8,389,672
Loans, net:	6			Due from customers on acceptances		45,809	152,423
Loans, net of unearned interest		47,530,853	45,070,500	Insurance contract liabilities	14	10,602,372	11,958,058
Impairment allowance for loans		(2,027,855)	(2,064,917)	Other accounts payable, provisions and other liabilities	10	3,138,932	2,477,601
		45,502,998	43,005,583	Deferred Income Tax liability, net	15	81,899	-
				Total liabilities		77,436,681	80,398,547

				Equity, net	16
				Equity attributable to IFS’s shareholders:
				Capital stock		1,038,017	1,038,017
Investment property	7	1,287,717	1,224,454	Treasury stock		(3,363)	(3,363)
Property, furniture and equipment, net	8	791,432	815,118	Capital surplus		532,771	532,771
Due from customers on acceptances		45,809	152,423	Reserves		6,000,000	5,200,000
Intangibles and goodwill, net	9	1,633,202	1,044,749	Unrealized results, net		(613,280)	(168,300)
Other accounts receivable and other assets, net	10	1,778,559	1,887,454	Retained earnings		3,037,030	2,904,912
Deferred Income Tax asset, net	15	165,787	142,367			9,991,175	9,504,037
				Non-controlling interest		54,776	51,325

				Total equity, net		10,045,951	9,555,362

Total assets		87,482,632	89,953,909	Total liabilities and equity, net		87,482,632	89,953,909

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of income

For the years ended December 31, 2022, 2021 and 2020

	Note	2022	2021	2020
		S/(000)	S/(000)	S/(000)
Interest and similar income	19	5,871,302	4,605,625	4,664,967
Interest and similar expenses	19	(1,662,098)	(1,057,937)	(1,192,284)
Net interest and similar income		4,209,204	3,547,688	3,472,683
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(830,551)	(381,577)	(2,393,944)
(Loss) recovery due to impairment of financial investments	5(c)	(12,752)	30,898	(32,904)
Net interest and similar income after impairment loss		3,365,901	3,197,009	1,045,835
Fee income from financial services, net	20	1,137,386	823,808	723,500
Net gain on foreign exchange transactions		380,154	423,022	318,422
Net (loss) gain on sale of financial investments		(60,448)	288,923	185,383
Net (loss) gain on financial assets at fair value through profit or loss	5(e) and 10(b)	(262,093)	24,800	165,883
Net gain on investment property	7(b)	84,631	79,399	44,929
Other income	21	400,202	89,498	62,117
		1,679,832	1,729,450	1,500,234
Insurance premiums and claims
Net premiums earned	22	668,197	645,267	514,981
Net claims and benefits incurred for life insurance contracts and others	23	(859,991)	(917,346)	(794,051)
		(191,794)	(272,079)	(279,070)
Other expenses
Salaries and employee benefits	24	(852,050)	(807,382)	(749,246)
Administrative expenses	25	(1,179,788)	(965,505)	(748,617)
Depreciation and amortization	8(a) and 9(a)	(336,226)	(279,690)	(268,750)
Other expenses	21	(315,845)	(210,192)	(144,047)
		(2,683,909)	(2,262,769)	(1,910,660)
Income before translation result and Income Tax		2,170,030	2,391,611	356,339
Exchange difference		(36,836)	(89,320)	(45,723)
Income Tax	15(c)	(462,537)	(502,112)	72,933
Net profit for the year		1,670,657	1,800,179	383,549
Attributable to:
IFS’s shareholders		1,660,581	1,790,155	383,259
Non-controlling interest		10,076	10,024	290
		1,670,657	1,800,179	383,549
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	26	14.388	15.510	3.320
Weighted average number of outstanding shares (in thousands)	26	115,418	115,419	115,447

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of other comprehensive income

For the years ended December 31, 2022, 2021 and 2020

	Note	2022	2021	2020
		S/(000)	S/(000)	S/(000)
Net profit for the year		1,670,657	1,800,179	383,549
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
(Losses) gains on valuation of equity instruments at fair value through other comprehensive income	16(e)	(21,924)	146,161	8,176
Income Tax	16(e)	218	(31)	(36)
Total unrealized (loss) gain that will not be reclassified to the consolidated statement of income		(21,706)	146,130	8,140
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	16(e)	(1,833,856)	(2,282,111)	635,669
Income Tax	16(e)	8,250	8,404	(2,643)
		(1,825,606)	(2,273,707)	633,026
Insurance premiums reserve	16(e)	1,520,980	1,392,280	(332,536)
Net movement of cash flow hedges	16(e)	(62,954)	97,943	(17,968)
Income Tax	16(e)	8,670	(15,696)	3,559
		(54,284)	82,247	(14,409)
Translation of foreign operations	16(e)	(50,165)	95,674	76,935
Total unrealized (loss) gain to be reclassified to the consolidated statement of income in subsequent periods		(409,075)	(703,506)	363,016
Other comprehensive income for the year		(430,781)	(557,376)	371,156
Total comprehensive income for the year, net of Income Tax		1,239,876	1,242,803	754,705
Attributable to:
IFS’s shareholders		1,231,914	1,236,980	752,973
Non-controlling interest		7,962	5,823	1,732
		1,239,876	1,242,803	754,705

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2022, 2021 and 2020

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2020	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	383,259	383,259	290	383,549
Other comprehensive income	—	—	—	—	—	—	8,175	630,944	(331,990)	(14,350)	76,935	—	369,714	1,442	371,156
Total comprehensive income	—	—	—	—	—	—	8,175	630,944	(331,990)	(14,350)	76,935	383,259	752,973	1,732	754,705
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(698,228)	(698,228)	—	(698,228)
Purchase of treasury stock, Note 16(b)	—	(23)	—	(2,573)	—	—	—	—	—	—	—	—	(2,573)	—	(2,573)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	500,000	—	—	—	—	—	(500,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,432)	(2,432)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	24,154	—	—	—	—	(24,154)	—	(40)	(40)
Others	—	—	—	—	2,315	—	—	—	—	—	—	(3,248)	(933)	2	(931)
Balance as of December 31, 2020	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,790,155	1,790,155	10,024	1,800,179
Other comprehensive income	—	—	—	—	—	—	145,899	(2,266,729)	1,389,995	81,986	95,674	—	(553,175)	(4,201)	(557,376)
Total comprehensive income	—	—	—	—	—	—	145,899	(2,266,729)	1,389,995	81,986	95,674	1,790,155	1,236,980	5,823	1,242,803
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(633,853)	(633,853)	—	(633,853)
Purchase of treasury stock, Note 16(b)	—	(5)	—	(594)	—	—	—	—	—	—	—	—	(594)	—	(594)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(328)	(328)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(451,898)	—	—	—	—	451,898	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(6,605)	(6,605)	(10)	(6,615)
Balance as of December 31, 2021	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	134,150	44,878	261,085	2,904,912	9,504,037	51,325	9,555,362
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,660,581	1,660,581	10,076	1,670,657
Other comprehensive income	—	—	—	—	—	—	(21,663)	(1,821,183)	1,518,484	(54,140)	(50,165)	—	(428,667)	(2,114)	(430,781)
Total comprehensive income	—	—	—	—	—	—	(21,663)	(1,821,183)	1,518,484	(54,140)	(50,165)	1,660,581	1,231,914	7,962	1,239,876
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(751,532)	(751,532)	—	(751,532)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,511)	(4,511)
Sale of equity instruments at fair value through other comprehensive income, Note 5(g)	—	—	—	—	—	—	(16,313)	—	—	—	—	16,313	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	6,756	6,756	—	6,756
Balance as of December 31, 2022	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,652,634	(9,262)	210,920	3,037,030	9,991,175	54,776	10,045,951

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the year	1,670,657	1,800,179	383,549
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	830,551	381,577	2,393,944
Loss (recovery) due to impairment of financial investments	12,752	(30,898)	32,904
Depreciation and amortization	336,226	279,690	268,750
Provision for sundry risks	12,661	14,872	4,918
Deffered Income Tax	(442)	205,752	(308,067)
Net loss (gain) on sale of financial investments	60,448	(288,923)	(185,383)
Net loss (gain) of financial assets at fair value through profit or loss	262,093	(24,800)	(165,883)
Net gain for valuation of investment property	(19,146)	(21,969)	(5,438)
Disposal of fixed assets	(11,780)	—	—
Fair value adjustment on the participation held by Interbank in Izipay, Note 1(d)	(222,513)	—	—
Exchange difference	36,836	89,320	45,723
Increase in accrued interest receivable	(168,454)	(16,108)	(207,474)
Increase (decrease) in accrued interest payable	121,324	(63,839)	(13,692)
Net changes in assets and liabilities
Net increase in loan portfolio	(3,204,130)	(2,949,964)	(5,663,256)
Net decrease (increase) in other accounts receivable and other assets	331,287	(199,227)	(129,457)
Net decrease (increase) in restricted funds	225,659	(75,308)	620,292
(Decrease) increase in deposits and obligations	(467,213)	1,893,763	9,138,664
(Decrease) increase in due to banks and correspondents	(1,460,227)	(1,138,320)	5,672,189
Increase in other accounts payable, provisions and other liabilities	494,420	2,430,391	1,724,913
Income Tax paid	(334,173)	(280,412)	(379,963)
Decrease (increase) of investments at fair value through profit or loss	481,087	(659,972)	(233,680)
Net cash (used in) provided by operating activities	(1,012,077)	1,345,804	12,993,553

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Consolidated statement of cash flows (continued)

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(857,589)	(1,911,799)	(3,737,749)
Purchase of property, furniture and equipment	(135,036)	(87,282)	(52,371)
Purchase of intangible assets	(227,270)	(170,528)	(196,056)
Purchase of investment property	(34,760)	(156,892)	(61,243)
Sale of property, furniture and equipment	54,313	—	—
Purchase of subsidiaries, net of cash received	(193,215)	—	—
Net cash used in investing activities	(1,393,557)	(2,326,501)	(4,047,419)
Cash flows from financing activities
Dividends paid	(751,532)	(633,853)	(698,228)
Issuance of bonds, notes and other obligations	—	—	1,150,000
Payments of bonds, notes and other obligations	(137,900)	(91,000)	(837,400)
Net (increase) decrease in receivable inter-bank funds	(266,117)	(11,897)	66,901
Net increase (decrease) in payable inter-bank funds	30,482	(30,945)	(140,167)
Purchase of treasury stock, net	—	(594)	(2,573)
Dividend payments to non-controlling interest	(4,174)	(30)	(2,202)
Lease payments	(146,982)	(93,379)	(89,162)
Net cash used in financing activities	(1,276,223)	(861,698)	(552,831)
(Net decrease) net increase in cash and cash equivalents	(3,681,857)	(1,842,395)	8,393,303
Translation (loss) gain on cash and cash equivalents	(26,678)	112,787	(99,113)
Cash and cash equivalents at the beginning of the year	16,416,311	18,145,919	9,851,729
Cash and cash equivalents at the end of the year, Note 3.4(ag)	12,707,776	16,416,311	18,145,919
Supplementary cash flow information:
Cash paid by -
Interest	1,395,673	988,315	1,108,310
Dividends	755,706	634,181	700,660
Income Tax	334,173	280,412	379,963
Cash received from -
Interest	5,620,231	4,483,746	4,349,828
Dividends received	88,236	108,931	111,097
Operations that do not generate cash flow -
Recognition of right-of-use assets	33,178	31,692	29,070
Effect on the participation in Izipay prior to its acquisition, Note 1(d)	(222,513)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2022 and 2021

1.	Business activity, current context and acquisition of Subsidiaries
(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2022 and 2021, Intercorp Peru holds directly and indirectly 70.65 percent of the issued capital stock of IFS, equivalent to 70.64 percent of the outstanding capital stock of IFS.

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2022 and 2021, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay"), acquired in April 2022, see (d).

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The consolidated financial statements of IFS and Subsidiaries as of December 31, 2021, and for the year then ended, were approved by the General Shareholders’ Meeting held on March 31, 2022. The consolidated financial statements as of December 31, 2022, and for the year then ended, have been approved and authorized for issuance by Management and the Board of Directors on March 17, 2023, and will be submitted for approval by the General Shareholders’ Meeting that will be held within the deadline established by law.

(b)Political and social context in Peru –

On December 7, 2022, Pedro Castillo, President of Peru, announced the dissolution of Peruvian Congress and the establishment of an emergency government which, as he assured, would rule through decree until a new Parliament with constitutive powers would write a new Constitution. Due to this announcement, the Congress debated and voted in favor of a presidential vacancy motion that ended up in his destitution. He was immediately succeeded by the vice-president, Dina Boluarte, who was designated President of the Republic of Peru.

Since said date, a series of demonstrations and protests has erupted in the country, containing several demands of which the main ones are the resignation of president Boluarte and bringing forward the presidential election.

In this situation, and with the purpose of maintaining peace and safety in different parts of the country, the Executive Branch declared the state of emergency in certain regions through Supreme Decree No. 009-2023-PCM, dated January 14, 2023. Similarly, through Supreme Decree No. 010-2023-PCM, issued on February 18, 2023, the State of Emergency was extended for 60 more days in some provinces of the country.

The Group constantly monitors the implications of this situation and the measures adopted by the government.

(c)Pandemic Covid-19 -

(c.1)	State of National and Sanitary Emergency

In March 2020, the World Health Organization declared “Covid-19” as a global pandemic, with a significant impact on the world economy. In Peru, the Government declared a State of National and Sanitary Emergency with a series of measures that affected both businesses and the population at large. The reopening of economic activities began since mid-2020, through the establishment of targeted measures by region and new rules of social coexistence.

During 2022, the Peruvian government derogated the National State of Emergency, while it extended the National State of Health Emergency until the end of May 2023. It is worth mentioning that, since the first quarter of 2022, economic activities in the country are being carried out with normality and at levels previous to the pandemic.

(c.2)	Economic measures adopted by the Peruvian Government

During 2020 and 2021, the Peruvian government implemented extraordinary measures to secure the continuity of the economy’s payment chain. The main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial or total withdrawal of deposits for severance indemnity (“CTS” by its Spanish acronym), Repo operations with the Banco Central de Reserva del Peru (henceforth “BCRP” by its Spanish acronym) and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Given the nature of the adopted measures, they had effects mainly of the Subsidiary Interbank. During 2020, and in response to the Covid-19 crisis, Interbank offered its clients several payment rescheduling options. As of December 31, 2020, the balance of rescheduled loans amounted to S/10,489,296,000. As of December 31, 2022 and 2021, the balance of rescheduled loans amounted to S/5,048,978,000 and S/6,266,601,000, respectively.

On the other hand, under the program “Reactiva Peru”, Interbank granted loans for S/6,617,142,000. As of December 31, 2022, the balance of loans granted under this program amounts to S/2,357,201,000, including accrued interest for S/57,254,000. As of this date, the amount covered by the guarantee of the Peruvian Government was S/2,040,379,000 (as of December 31, 2021, the balance was S/4,976,073,000, including accrued interest for S/79,936,000); while the amount covered by the guarantee of the Peruvian Government was S/4,421,999,000. It should be noted that during 2022 and 2021, Interbank made rescheduling for the "Reactiva Perú" program for an amount of approximately S/133,046,000 and S/2,012,855,000, respectively. As of December 31, 2022 and 2021, the balance of rescheduled loans under the “Reactiva Peru” program amounts to approximately S/1,473,770,000 and S/1,974,180,000, respectively.

Additionally, during 2022 and 2021, the government authorized the one-off withdrawal of the entirety of the CTS, with the purpose of covering the workers’ economic needs caused by the Covid-19 pandemic. As part of this benefit, approximately 261,000 clients withdrew the approximate sum of S/767,470,000 during the year 2022 (242,000 clients withdrew the approximate sum of S/1,630,000,000 during the year 2021).

(d)	Acquisition of Procesos de Medios de Pago S.A. and Subsidiary Izipay S.A.C. (“Izipay”)

Until March 2022, the Group (through its subsidiary Interbank) held 50 percent of Izipay. In April 2022, IFS acquired the remaining 50 percent of Izipay's capital stock, thus completing the 100 percent of its capital stock. The amount paid by IFS amounted to US$83,775,000 (equivalent to approximately S/312,647,000). The economic activity of the acquired companies is explained in greater detail in Note 2(g).

The acquisition made by IFS was recorded using the “Step acquisition” accounting method, pursuant to IFRS 3 “Business Combinations”. According to this method, the acquirer company must readjust to fair value the previously held equity interest in the acquiree entities. Additionally, assets and liabilities must be recorded at their fair values estimated at the acquisition date, including the identified intangible assets and the resulting goodwill that were not recorded in the statements of financial position of each acquired entity.

As a result of the acquisition and pursuant to the accounting regulation in force, the previous participation was adjusted to its fair value with an effect of S/222,513,000, recorded in September 2022 and presented in the caption "Other income and (expenses)” of the consolidated statement of income, see note 21. The expenses associated with the acquisition of approximately S/381,000 were presented in the caption “Administrative expenses” of the consolidated statement of income. The fair values of the assets and liabilities of the acquired entities, are presented below:

Fair value of the acquired entities
S/(000)
Assets -
Cash	119,432
Trade accounts receivable and other receivables	178,982
Inventory	13,600
Deferred assets	102,687
Property, furniture and equipment, Note 8(a)	83,486
Right-of-use assets, Note 8(a)	6,593
Intangibles, Note 9(a)	331,421
Deferred income tax asset	11,014
Other assets	3,903

Liabilities -
Financial obligations	26,251
Trade accounts payable and other payables	319,456
Deferred income	25,190
Lease liability	6,593
Other liabilities	223
Deferred income tax liability, Note 15(a)	86,541
Total identifiable net assets at fair value	386,864
Goodwill, Note 9(a)	238,429
Fair value of acquired entities	625,293

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The net cash flow incurred as a result of the acquisition is presented below:

S/(000)
Total price paid	312,647
Cash of acquired companies	(119,432)
193,215

Since the date of its acquisition, Izipay has contributed to the Group with consolidated revenues of S/595,360,000 and consolidated net income of S/41,075,000. If the acquisition had taken place at the beginning of the year, they would have contributed with consolidated revenues of S/754,284,000 and consolidated net income of S/51,182,000.

2.	Subsidiaries

IFS’s Subsidiaries are the following:

(a)	Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of December 31, 2022, Interbank had 164 offices (189 offices as of December 31, 2021). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity
Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b)	Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of December 31, 2022 and 2021, amounted to S/93,994,000 and S/71,302,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c)	Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of December 31, 2022 and 2021, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity
Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of December 31, 2022 and 2021, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d)	Negocios e Inmuebles S.A. and Holding Retail Peru S.A. -

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017; Note 9(b). In April 2021, Negocios e Inmuebles S.A. (absorbing company) merged with Holding Retail Peru S.A. (absorbed company), the latter being extinguished without liquidation. As of December 31, 2022 and 2021, Negocios e Inmuebles S.A., holds 8.50 percent  of Interseguro’s capital stock.

(e)	San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f)	IFS Digital S.A.C. -
Entity incorporated in August 2020, which its corporate purpose is to perform any type of investments and related services.
(g)	Procesos de Medios de Pago and Izipay (Izipay) -

Both companies were acquired in April 2022, as detailed in Note 1(d). Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

As indicated in Note 1(d), in April 2022, IFS acquired control of Izipay, becoming it its Subsidiary. Since this time, Izipay consolidates its financial information together with IFS. The investment that Interbank held in Izipay until March 31, 2022, is presented as investments in associates in the accompanying consolidated financial statements.

The table below presents a summary of the consolidated financial statements of the main Subsidiaries, before adjustments and eliminations for consolidation, as of December 31, 2022 and 2021, in accordance with the IFRS. Additionally, for information on business segments, see Note 28:

	Interbank and Subsidiaries		Interseguro		Inteligo and Subsidiaries		Izipay
	2022	2021	2022	2021	2022	2021	2022	2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of financial position -
Cash and due from banks	11,052,299	14,390,759	631,156	1,055,105	1,457,445	1,533,043	111,087	—
Financial Investments	9,586,343	10,062,243	11,295,068	11,951,454	1,698,229	2,314,331	—	—
Loans, net	43,725,346	41,307,369	—	—	1,784,343	1,698,397	—	—
Investment property	—	—	1,287,717	1,224,454	—	—	—	—
Total assets	66,977,277	68,584,019	13,636,925	14,743,405	5,102,598	5,722,539	902,610	—
Deposits and obligations	44,597,855	44,966,330	—	—	4,098,842	4,171,832	—	—
Due to banks and correspondents	6,726,595	8,112,667	308,164	226,742	53,937	183,441	18,584	—
Bonds, notes and other obligations	6,571,539	6,938,988	251,524	262,933	—	—	—	—
Insurance contract liabilities	—	—	10,463,577	11,819,263	—	—	—	—
Total liabilities	59,498,433	61,581,982	12,046,352	13,233,420	4,208,369	4,427,452	686,292	—
Equity attributable to IFS’s shareholders	7,478,844	7,002,037	1,590,573	1,509,985	894,229	1,295,087	216,318	—
Consolidated statement of income -
Net interest and similar income	3,297,436	2,743,750	861,555	736,912	104,810	114,488	300	—
(Loss) recovery due to impairment on loans, net of recoveries	(832,919)	(379,034)	—	—	2,368	(2,543)	—	—
(Loss) recovery due to impairment of financial investments	(732)	(527)	(26)	33,198	(11,981)	(1,615)	—	—
Net gain of investment property	—	—	19,146	21,969	—	—	—	—
Fee income from financial services, net	797,711	677,461	(7,160)	(6,802)	163,325	196,959	258,728	—
Insurance premiums and claims	—	—	(191,772)	(272,037)	—	—	—	—
Net profit (loss) for the year attributable to IFS’s shareholders	1,374,121	1,360,278	313,000	339,233	(141,395)	283,545	41,074	—

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

3.	Significant accounting policies
3.1	Basis of presentation -

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by International Accounting Standards Board (henceforth “IASB”) and are presented in Soles, which is the functional currency of the Group. All values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the consolidated financial statements in conformity with the IFRS requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of significant events in the notes to the consolidated financial statements; see Note 3.6.

3.2	Adoption of new standards and disclosures -

In these consolidated financial statements, the Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following standards, interpretations or amendments have been adopted for the first time in 2022, but they have not had a significant impact on the Group's consolidated financial statements:

-	Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”: Onerous Contracts – Costs of Fulfilling a Contract

An onerous contract is a contract under which the unavoidable of meeting the obligations under the contract costs exceed the economic benefits expected to be received under it.

The amendments to the aforementioned NIC specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services including both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The Group applied the amendments to the contracts for which it had not fulfilled all of its obligations at the beginning of the reporting period without significant impact on the Group’s consolidated financial statements.

-	Amendments to IFRS 3 “Business Combinations”: Reference to the Conceptual Framework

The amendments replace the reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements.

Likewise, the amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

The amendments also add a clarification on IFRS 3 regarding the contingent assets do not qualify for recognition at the acquisition date.

In accordance with the transitional provisions, the Group applies the amendments prospectively, i.e., to business combinations occurring after the beginning of the annual reporting period in which it first applies the amendments (the date of initial application).

These amendments had no impact on the Group’s consolidated financial statements as there were no contingent assets, liabilities, or contingent liabilities within the scope of these amendments that arose during the period.

-	Amendments to IAS 16 “Property, Plant and Equipment” - Proceeds before Intended Use

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

These amendments had no impact on the Group’s consolidated financial statements as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.

-	IFRS 1 “First-time Adoption of International Financial Reporting Standards” - Subsidiary as a first-time adopter

The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS, if no adjustments were made for consolidation procedures and for the effects of the business combination

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

in which the parent acquired the subsidiary. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.
These amendments had no impact on the Group’s consolidated financial statements as it is not a first-time adopter of IFRSs.

-	IFRS 9 “Financial Instruments”: Fees in the ’10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39 Financial Instruments: Recognition and Measurement.

In accordance with the transitional provisions, the Group applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment (the date of initial application).

These amendments had no impact on the consolidated financial statements of the Group as there were no modifications of the Group’s financial instruments during the period.

3.3	Basis of consolidation -

The consolidated financial statements comprise the financial statement of IFS and its Subsidiaries (see Note 2).

For consolidation accounting purposes, control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns. Specifically, the Group controls an investee if and only if the Group has:

-Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

-Exposure, or rights, to variable returns from its involvement with the investee; and

-The ability to use its power over the investee to affect its returns.

Generally, it is presumed that a majority of voting rights entitles to control. To support this presumption and when the Group has less than the majority of votes or similar rights in the investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-The contractual arrangement with the other vote holders of the investee;

-Rights arising from other contractual arrangements; and

-The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation with a Subsidiary begins when the Group obtains control over the Subsidiary and ceases when the Group loses control of the Subsidiary. Assets, liabilities, income and expenses of a acquired or disposed subsidiary during the year are included in the consolidated financial statements from the date the Group acquired control until the date the Group ceases the control of the subsidiary.

Profit and loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Group’s parent Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statement of Subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are totally eliminated on consolidation.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

Assets in custody or managed by the Group, such as investment funds and others, are not part of the Group’s consolidated financial statements; see Note 3.4(ac).

3.4	Summary of significant accounting policies -
(a)	Foreign currency translation -

Functional and presentation currency:

The Group has determined that its functional and presentation currency is the Sol, because it reflects the economic substance of the underlying events and circumstances relevant to most of the Group’s entities, insofar as its main operations and/or transactions, such as loans granted, financing obtained, sale of insurance premiums, interest and similar income, interest and similar expenses and an important percentage of purchases are established and settled in Soles; in addition, it corresponds to the functional currency to most of the Subsidiaries; except for Inteligo Bank, whose functional currency is the US Dollar.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Because Inteligo Bank has a functional currency different from the Sol, its balances were translated for consolidation purposes using the methodology established by IAS 21 “The Effects of Changes in Foreign Exchange Rates”, as follows:

-	Assets and liabilities at the closing rate at the date of each consolidated statement of financial position.
-	Income and expenses, at the average exchange rate for each month.

As a result of the translation, the Group has recorded the difference in the caption “Exchange differences on translation of foreign operations” in the consolidated statement of other comprehensive income.

Foreign currency balances and transactions:

Foreign currency transactions and balances are those performed in currencies different from the functional currency. Transactions in foreign currencies are initially recorded in the functional currency using the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the reporting date. The differences between the closing rate at the date of each consolidated statement of financial position presented and the exchange rate initially used to record the transactions in foreign currency are recognized in the consolidated statement of income in the period in which they arise, in the caption “Translation result”. Non-monetary assets and liabilities acquired in a foreign currency are recorded at the exchange rate at the date of the initial transaction.

(b)	Interest income -
(b.1)	Effective interest rate method -

Under IFRS 9, interest income is recorded using the effective interest rate (“EIR”) method for all financial assets measured at amortized cost, interest rate derivatives for which hedge accounting is applied and the related amortization/recycling effect of hedge accounting. The interest income of financial assets that accrue interests measured at fair value through other comprehensive income according to IFRS 9 is also recorded using the EIR method. Interest expenses are also calculated using the EIR method for all financial liabilities held at amortized cost. EIR is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period at the net carrying amount of the financial asset.

The EIR (and therefore, the amortised cost of the financial asset) is calculated by taking into account transaction costs and any discount or premium on the acquisition of the financial asset, as well as fees and costs that are an integral part of the EIR. The Group recognizes interest income using the best estimate of a constant rate of return over the expected life of the financial asset. Therefore, the EIR calculation also considers the effect of potentially different interest rates that may be charged at various stages of the financial asset’s expected life, and other characteristics of the product’s life cycle (including prepayments, penalty interest and charges).

If expectations of fixed rate financial assets’ or liabilities’ cash flows are revised for reasons other than credit risk, then changes to future contractual cash flows are discounted at the original EIR, and the adjustment is recorded as a positive or negative adjustment of the carrying amount of the financial asset in the consolidated statement of financial position with an increase or decrease in Interest revenue.

For floating-rate financial instruments, periodic re-estimation of cash flows to reflect the movements in the market rates of interest also alters the effective interest rate, but when instruments were initially recognized at an amount equal to the principal, re-estimating the future interest payments does not significantly affect the carrying amount of the asset or the liability.

(b.2)	Interest income and similar -

The Group calculates the interest income by applying the EIR to the gross carrying amount of non-impaired financial assets.

When a financial asset becomes impaired, and, therefore, it is classified as Stage 3 (as established in Note 3.4(h)), the Group calculates the interest income by applying the EIR at the amortized cost of the asset. If the financial assets “recover”, as detailed in Note 30.1(d), and is no longer impaired, the Group recalculates the interest income in gross figures.

For purchased or originated credit-impaired (POCI) assets, as established in Note 30.1(d), the Group calculates the interest income by determining the credit-adjusted EIR at the amortized cost of the asset. The credit-adjusted EIR is the interest rate that, in the initial recognition, discounts the estimated future cash flows (including credit losses) at the amortized cost of POCI assets.

The interest income for all trading assets, that is, for those that are measured at fair value through profit or loss, are presented under the caption “Net gain of financial assets at fair value through profit or loss” of the consolidated statement of income.

(c)	Banking services commissions -

The Group earns fee and commission income from a diverse range of financial services it provides to its customers. Fee and commission income are recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for providing the services.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The performance obligations, as well as the timing of their satisfaction, are identified and determined at the inception of the contract. The Group’s income from contracts do not typically include multiple performance obligations.

When the Group provides a service to its clients, the consideration is invoiced and generally due immediately upon satisfaction of a service provided at a point in time or at the end of the contract period for a service provided over time.

The Group has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before transferring them to the customer.

The fees included in the caption “Fees for banking services, net” that make up part of the consolidated statement of income include fee income where performance obligations are satisfied at a specific time or over a period of time.

Fee income where performance obligations are satisfied over a period of time include, among others, collection services, funds management, memberships, fees for contingent loans and credit card insurance. Likewise, fee income where performance obligations are satisfied at a specific time include, among others, banking service fees, brokerage and custody services, and credit card fees.

Below is the main income from contracts with customers that are recognized in the consolidated statement of financial position:

-

Fees receivable for credit cards and certain fees receivable for letters of guarantee included in the caption “Other accounts receivable and other assets, net”, represent the Group’s right to an unconditional consideration (i.e., it only requires the passing of time for the consideration payment). This income is measured at amortized cost and is subject to impairment specifications under IFRS 9.

-

Deferred income from commissions for letters of guarantee included in the caption “Other accounts payable, provisions and other liabilities”, represent the Group’s obligation to render services to a customer, from whom the Group has received a consideration (or a due amount). A liability for unearned fees and commissions is recognized when the payment is made or when the payment is due (whichever happens first). Unearned fees and commissions are recognized as income when the Group renders the service.

(d)	Insurance contracts –

Accounting policies for insurance activities:

The Group applies to insurance contracts the existing accounting policies prior to the adoption of IFRS (i.e., accounting standards established by the SBS for financial and insurance entities in Peru) with certain modifications as described below:

-

Incurred but not reported claims reserves (IBNR): These reserves are calculated and applied at each recording period using the Chain Ladder methodology, which considers past experience based on cumulative claims losses to estimate future claims developments.

-

Technical reserves for life annuities and retirement, disability and survival pensions: The Group uses the Peruvian mortality tables SPP-S-2017 and SPP-I-2017 (men and women), published by the SBS through Resolution No. 886-2018 dated March 7, 2018, and set the discount interest rate through the Matching Adjustment method plus an illiquidity premium to discount all the pension cash flows; see Note 14(e).

Product classification:

Insurance contracts are those contracts where the Group (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder for a specified uncertain future event (the insured event) that adversely affects the policyholder. As a general guideline, the Group determines whether it has significant insurance risk by comparing benefits paid with benefits payable if the insured event did not occur. Insurance contracts may also transfer a financial risk. When the contract has a financial component and transfers no relevant insurance risk as established by IFRS 4 “Insurance Contracts”, the contract is recorded based on IFRS 9 “Financial Instruments”. These contracts are presented in the caption “Other accounts payable, provisions and other liabilities” as “Contract liability with investment component” of the consolidated statement of financial position; see Note 10(a).

Once a contract has been classified as an insurance contract, it remains as an insurance contract for the remainder of its life, even if the insurance risk is reduced significantly during this period, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and group and individual life. Non-life insurance contracts mainly include SOAT (mandatory individual car accident insurance) and credit card insurance, among others.

Insurance receivables:

Insurance receivables are initially recognized when due and are measured at the fair value of the consideration received or receivable. Consequently, in its initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2022 and 2021, the carrying value of the insurance receivables is similar to their fair value due to their short-term maturity. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statement of income.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Reinsurance:

The Group cedes the insurance risk in the normal course of its operations mainly due to pension fund risks and life insurance risks (individual and group). The reinsurance assets represent balances due and payable by reinsurance companies. Reinsurance is ceded on a proportional basis.

The amounts recoverable from the contracts with reinsurers are estimated consistently with the loss reserve pending settlement or losses settled and with the premiums ceded, associated with policies ceded, in accordance with the clauses established in the related reinsurance contracts.

Reinsurance assets are reviewed for impairment at each date of the consolidated statement of financial position or more frequently when necessary. Impairment arises when there is objective evidence the Group cannot receive all the outstanding amount’s receivable under the contract terms and the event has a reliably measurable impact on the amounts that the Group will obtain from the reinsurer. Impairment loss is registered in the consolidated statement of income.

Reinsurance contracts ceded do not release the Group from its obligations to the insured.

The liabilities from reinsurance contracts represent balances due and payable to reinsurance companies. The amounts payable are estimated consistently with the related reinsurance contract.

Premiums and claims are presented as gross amounts for the reinsurance ceded. Reinsurance assets or liabilities are written off when the contractual rights are extinguished, expire, or when the contract is transferred to a third party.

Reinsurance commissions:

The commissions from the reinsurance contracts for premiums ceded are amortized on a straight-line basis over the term of the related insurance contract.

Insurance contract liabilities:

Life insurance contract liabilities are recognized when contracts are entered into.

The technical reserves for retirement, disability and survival insurance and annuities are determined as the sum of the discounted value of expected future pensions to be paid during a defined or non-defined period, computed on the basis of current mortality and morbidity tables and current discount interest rates described in Note 14(e).

Individual life technical reserves are determined as the sum of the discounted value of expected future benefits, administration expenses, policyholder options and guarantees and investment income, less the discounted value of the expected premiums that would be required to meet the future cash outflows. Furthermore, the technical reserves for group life insurance contracts comprise the provision for unearned premiums and unexpired risks.

Insurance claims reserves include reserves for reported claims and an estimate of the IBNR. As of December 31, 2022 and 2021, IBNR reserves were determined on the basis of the Chain Ladder methodology, whereby the weighted average of past claims’ development is projected into the future. Adjustments to the liabilities at each reporting date are recorded in the consolidated statement of income. The liability is derecognized when the contract expires, is discharged or cancelled.

At each reporting date an assessment is made on whether the recognized life insurance liabilities are sufficient, by using an existing liability adequacy test as established by IFRS 4. In the case of annuities and retirement, disability and survival insurance, this test was conducted by using current assumptions for mortality and morbidity tables and interest rates. As of December 31, 2022 and 2021, Management determined that liabilities were sufficient and therefore, it has not recorded any additional life insurance contract liability.

The accounts payable to reinsurers and coinsurers arise from the ceded premiums issued based on the evaluation of the risk assumed and the losses coming from the reinsurance contracts accepted as well as from the clauses executed for the coinsurance received, and are registered in the item “Accounts payable to reinsurers and coinsurers” that is part of the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position.

Income recognition:

Life insurance contracts:

Gross premiums on life insurance are recognized as revenue when due from the policyholder. For single premium products, revenue is recognized on the date when the policy is effective. The net premiums earned include the annual variation of technical reserves.

Property, casualty and group life insurance contracts:

Unearned premiums are those proportions of premiums written in a year that relate to periods of risk afterwards the reporting date. Unearned premiums are calculated on a daily pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Recognition of benefits, claims and expenses:

(i)	Gross benefits and claims

Gross benefits and claims for life insurance contracts include the cost of all claims arising during the year, including internal and external claims handling costs that are directly related to the processing and settlement of claims.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Death, survival and disability claims are recorded on the basis of notifications received. Annuities payments are recorded when due.

(ii)	Reinsurance premiums

Reinsurance premiums comprise the total premiums payable for the whole coverage provided by contracts entered into in the period and are recognized at the date at which the policy is effective. Unearned ceded premiums are deferred during the period of the related insurance contract.

(iii)	Reinsurance claims

Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

(iv)	Acquisition costs

Acquisition costs related to the sale of new policies are recognized when incurred.

(e)	Financial instruments: Initial recognition -
(e.1)	Date of recognition

Financial assets and liabilities, with the exception of loans, are initially recognized at the trading date. This includes regular transactions of purchases or sales of financial assets that require the delivery of assets within the time frame generally established by regulation or convention on the marketplace. Loans are recognized when the funds are transferred to the customers while deposits and obligations are recognized when the funds are received by the Group.

(e.2)	Initial measurement of financial instruments

The classification of financial instruments at initial recognition depends on the characteristics of the business model and contractual flows for managing the instruments, as described in Notes 3.4(f.1.1) and 3.4(f.1.2). Financial instruments are initially measured at their fair value (as defined in Note 3.4(e.4)), except in the case of financial assets and financial liabilities recorded at fair value through profit or loss, transaction costs are added to, or substracted from, this amount. Accounts receivable are measured at the transaction price. When the fair value of financial instruments at initial recognition differs from the transaction price, the Group accounts for the Day 1 profit or loss, as described below.

(e.3)	Day 1 profit or loss

When the transaction price of the instrument differs from the fair value at origination and the fair value is based on a valuation technique that only uses inputs observable in market transactions, the Group recognizes the difference between the transaction price and fair value in the net trading income. In those cases where fair value is based on models for which some of the inputs are not observable, the difference between the transaction price and the fair value is deferred and is only recognized in profit or loss when the inputs become observable, or when the instrument is derecognized.

(e.4)	Measurement categories of financial assets and liabilities

The Group classifies all of its financial assets based on the business model and the contractual terms, measured at either:

-	Amortized cost, as explained in Note 3.4(f.1).
-	Fair value through other comprehensive income, as explained in Notes 3.4(f.4) and (f.5).
-	Fair value through profit or loss, as explained in Note 3.4(f.7).

The Group classifies and measures its derivative and trading portfolio at fair value through profit or loss as explained in Notes 3.4(f.2) and (f.3). The Group may designate financial instruments at fair value through profit or loss, if so doing eliminates or significantly reduces measurement or recognition inconsistencies, as explained in Note 3.4(f.7).

Financial liabilities, other than financial guarantees, are measured at amortized cost or at fair value through profit or loss when they are held for trading, are derivative instruments or the fair value designation is applied, as explained in Note 3.4(f.6). It should be noted that during 2022 and 2021, the Group only presents derivative financial instruments measured in this way.

(f)	Financial assets and liabilities -

Following is the description of the assets and liabilities held by the Group, as well as the criteria for their classification:

(f.1)	Assets measured at amortized cost -

As required by IFRS 9, the Group measure cash and due from banks inter-bank funds, financial investments in debt instruments, loans and other financial assets at amortized cost if the following two conditions are met:

-	The financial asset is held within a business model with the objective to hold financial assets to collect contractual cash flows, and

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

The details of these conditions are presented below:

(f.1.1)	Business model assessment -

The Group's business model is assessed at a higher level of aggregated portfolios, and not instrument by instrument, and is based on observable factors such as:

-	How the performance of the business model and the financial assets held within that business model are assessed and reported to the entity's key management personnel.
-	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed.

The expected frequency, value and timing of sales are also important aspects of the Group’s assessment. The business model assessment is based on reasonably expected scenarios without taking “worst case” or “stress case”. If cash flows after initial recognition are realized in a way that is different from the Group's original expectations, the classification of the remaining financial assets that remain in that business model will not be changed, but incorporates such information when assessing newly purchased financial assets going forward.

(f.1.2)	The SPPI test (Solely payments of principal and interest) -

As a second step of its classification process, the Group assesses the contractual terms to identify whether they meet the SPPI test.

“Principal”, for the purpose of this test, is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the premium/discount).

The most significant elements within a lending arrangement are the time value of money and credit risk. To perform the SPPI assessment, the Group applies judgement and considers relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set. In contrast, contractual terms that introduce volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. In such cases, the financial asset is required to be measured at fair value through profit or loss.

(f.2)	Derivatives recorded at fair value through profit or loss -

A derivative is a financial instrument or other contract with the following three characteristics:

-

Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; provided that, in the case of a non-financial variable, it is not specific to part of the contract (i.e., the “underlying”).

-	It requires no initial net investment or an initial net investment that is smaller than the required for other types of contracts expected to have a similar response to changes in market factors.
-	It is settled at a future date.

The Group enters into derivative transactions with various counterparties, such as: interest rate swaps, cross-currency swaps, foreign currency options and foreign currency forward contracts. Derivatives are recorded at fair value and carried as assets when their fair value is positive and as liabilities when their fair value is negative. The notional amount and fair value of such derivatives are presented separately in Note 10(b). Changes in the fair value of derivatives are included in net trading income unless hedge accounting is applied. Hedge accounting disclosures are presented in Note 3.4(j).

(f.2.1)	Embedded derivatives -

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract with the effect that some of the cash flows of the combined instrument vary in a way like a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, it is not specific to a party to the contract. A derivative that is attached to a financial instrument, but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

Embedded derivatives in financial assets, liabilities and non-financial host contacts, were treated as separate derivatives and recorded at fair value if they met the definition of a derivative (as defined above), their economic characteristics and risks were not closely related to those of the host contract, and the host contract was not itself held for trading or designated at fair value through profit or loss. The embedded derivatives

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

separated from the host contract are carried at fair value in the trading portfolio with changes in the fair value recognized in the consolidated statement of income.

In the case of embedded derivatives in financial assets, they are not separated from the financial asset and, therefore, the classification rules are applied to the hybrid instrument in its entirety, as described in Note 3.4(e.4).

As of December 31, 2022 and 2021, the Group does not present embedded derivatives in its financial liabilities needed to be separated from the host contract.

(f.3)	Financial assets or financial liabilities held for trading -

The Group classifies financial assets or financial liabilities as held for trading when they have been purchased or issued primarily for short-term profit making through trading activities or form part of a portfolio of financial instruments that are managed together, for which there is evidence of a recent pattern of short-term profit taking. Held-for-trading assets and liabilities are recorded and measured in the consolidated statement of financial position at fair value. Changes in fair value are recognized in the statement of income. Interest income or expense and dividend are recorded in the statement of income according to the terms of the contract, or when the right to payment has been established. Included in this classification are debt securities, equities and short positions that have been acquired mainly for the purpose of selling them in the short term.

(f.4)	Debt instruments at fair value through other comprehensive income -

The Group applies the category of debt instruments measured at fair value through other comprehensive income when both of the following conditions are met:

-	The instrument is held within a business model, the objective of which is achieved by collecting contractual cash flows and selling financial assets.
-	The contractual terms of the financial asset meet the SPPI test.

Debt instruments at fair value through other comprehensive income are subsequently measured at fair value through other comprehensive income. Interest income and foreign exchange gains and losses are recognized in profit or loss in the same manner as for financial assets measured at amortized cost, as explained in Note 3.4(f.1). The expected credit loss calculation for debt instruments at at fair value through other comprehensive income is explained in Note 3.4(h)(iii). When the Group holds more than one investment in the same security, they are deemed to be disposed of on a “first-in first-out” basis. On derecognition, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.

(f.5)	Equity instruments at fair value through other comprehensive income -

Upon initial recognition , the Group occasionally elects to classify irrevocably some of its equity investments as equity instruments at at fair value through other comprehensive income when not held for trading. Such classification is determined on an instrument-by- instrument basis.

Gains and losses on these equity instruments are never recycled to profit even when the asset is sold.  Dividends are recognized in the consolidated statement of income as income when the right of the payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the instrument, in which case, such gains are recorded in other comprehensive income. Equity instruments at at fair value through other comprehensive income are not subject to and impairment assessment.

(f.6)	Financial liabilities -

After initial measurement, financial liabilities, except those measured at fair value through profit or loss; see (f.7), are measured at amortized cost. Amortized cost includes commissions and interest, transaction lost and any other premium or discount. A compound financial instrument which contains both a liability and an equity component is separated at the issue date.

The Group first establishes whether the instrument is a compound instrument and classifies such instrument’s components separately as financial liabilities, financial assets, or equity instruments in accordance with IAS 32. Classification of the liability and equity components of a convertible instrument is not revised as a result of a change in the likelihood that a conversion option will be exercised, even when exercising the option may appear to have become economically advantageous to some holders. When allocating the initial carrying amount of a compound financial instrument to the equity and liability components, the equity component is assigned as the residual amount after deducting from the entire fair value of the instrument, the amount separately determined for the liability component. The value of any derivative features (such as call options) embedded in the compound financial instrument, other than the equity component (such as an equity conversion option), is included in the liability component. Once the Group has determined the split between equity and liability, it further assesses whether the liability component has embedded derivatives that must be accounted for separately.

(f.7)	Financial assets and financial liabilities at fair value through profit or loss -

Financial assets and financial liabilities in this category are those that are not held for trading and have been either designated by Management upon initial recognition or are mandatorily required to be measured at fair value under

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

IFRS 9. Management designates an instrument at fair value through profit or loss upon initial recognition when one of the following criteria is met:

-

The designation eliminates, or significantly reduces, the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis, or

-

The liabilities are part of a group of financial liabilities which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, or

-	The liabilities contain one or more embedded derivatives, unless they do not significantly modify the cash flows that would otherwise be required by the contract.

Financial assets and liabilities at fair value through profit or loss are recorded in the consolidated statement of financial position at fair value. Changes in fair value are recorded in profit and loss with the exception of movements in fair value of liabilities designated at fair value through profit or loss due to changes in the Group’s own credit risk. Such changes in fair value are recorded in other comprehensive income and do not get reclassified to profit or loss. Interest accrued on assets that must be measured at fair value through profit or loss is recorded using the contractual interest rate. Dividend income from equity instruments measured at fair value through profit or loss is recorded in profit or loss as “Interest and similar income”; see Note 19, when the right to the collection has been established.

(f.8)	Financial guarantees and letters of credit -

The Group issues financial guarantees, and letters of credit.

Financial guarantees are initially recognized in the consolidated financial statements (within provisions) at fair value, which is equivalent to the commission received. Subsequent to initial recognition, the recognized liability is measured at the higher amount between: a) amount initially recognized less its cumulative amortization; and b) an Expected Credit Loss (“ECL”) provision determined as set out in Note 3.4(h)(ii).

The commission received is recognized in the consolidated statement of income in the caption “Fee income from financial services, net” on a straight-line basis over the life of the guarantee.

Letters of credit are commitments under which, over the duration of the commitment, the Group is required to provide a loan with pre-specified terms to the customer. Similar to financial guarantee contracts, these contracts are within the scope of the ECL requirements.

The nominal contractual value of financial guarantees and letters of credit, where the loan agreed to be provided is on market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding ECLs are disclosed in Note 6(d).

(f.9)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will take place as long as the business model that manages the financial assets is changed. It is expected that this change is very rare. These changes are determined by Management because of external or internal changes and must be significant for the Group's operations and demonstrable to third parties. Consequently, a change in the Group's business model will take place only when it begins or ceases to carry out an activity that is significant for its operations. As of December 31, 2022 and 2021, the Group has not reclassified its financial assets after their initial recognition. Financial liabilities are never reclassified.

(f.10)	Repurchase agreements -

Securities sold under repurchase agreements  on a specified future date are not derecognized from the consolidated statement of financial position since the Group retains substantially all of the risks and rewards inherent to its ownership. Cash received is recognized as an asset with the corresponding obligation to return it, including accrued interest, as a liability, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price is recorded as interest expense and is accrued over the life of the agreement using the effective interest rate and is recognized in the caption “Interest and similar expenses” of the consolidated statement of income.

As of December 31, 2022 and 2021, the Group did not keep any repurchase agreements.

(g)	Modification of financial assets and liabilities
(g.1)	Modification of financial assets

When the contractual cash flows of a financial asset are renegociated or otherwise modified as a result of commercial restructuring activity rather than due to credit risk and impairment considerations, the Group performs an assessment

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

to determine whether the modifications result in the derecognition of tha financial asset. For financial assets, this assessment is based on qualitative factors.

When assessing whether or not to derecognize a loan to a customer, among others, the Group considers the following factors:

-	Change in the loan’s currency.
-	Introduction of an equity feature.
-	Change in customer's credit risk.
-	If the modification is such that the instrument would no longer meet the SPPI criterion.

If the modification does not result in cash flows that are substantially different, the modification does not result in derecognition. Based on the change in cash flows discounted at the original EIR, the Group records a modification gain or loss, to the extent that an impairment loss has not already been recorded.

(g.2)	Modification of financial liabilities -

When the modification of the terms of an existing financial liability is not judged to be sustancial and, consequently, does not result in derecognition, the amortized cost of the financial liability is recalculated by computing the present value of estimated future contractual cash flows that are discounted at the financial liability's original EIR. Any resulting difference is recognized immediately in profit or loss.

Regarding the financial liabilities, the Group considers a substantial amendment based on qualitative factors and provided it exists a difference between the present value of the discounted cash flows under the new conditions and the original book value of the financial liability is larger than ten percent.

(h)	Derecognition of financial assets and liabilities -

(h.1)Derecognition due to substantial change in terms and conditions -

The Group derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that, substantially, it becomes a new loan, with the difference recognized as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded.

(h.2)Derecognition other than for substantial modification -

(h.2.1)	Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the financial asset have expired.

The Group has transferred the financial asset if, and only if, either:

-Has transferred its contractual rights to receive cash flows from the financial asset, or

-It retains the rights to the cash flows, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement.

Pass-through arrangements are transactions whereby the Group retains the contractual rights to receive the cash flows of a financial asset (the 'original asset'), but assumes a contractual obligation to pay those cash flows to one or more entities (the 'eventual recipients'), when all of the following conditions are met:

-	The Group has no obligation to pay amounts to the eventual recipients unless it has collected equivalent amounts from the original asset.
-	The Group cannot sell or pledge the original asset other than as security to the eventual recipients.
-

The Group has to remit any cash flows it collects on behalf of the eventual recipients without material delay. In addition, the Group is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents including interests earned, during the period between the collection date and the date of agreed revision with the eventual recipients.

A transfer only qualifies for derecognition if either:

-	The Group has transferred substantially all the risks and rewards of the asset, or
-	The Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

The Group considers that control is transferred if, and only if, the transferee has the ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

When the Group has neither transferred nor retained substantially all the risks and rewards and has retained control of the asset, the asset continues to be recognized only to the extent of the Group’s continuing involvement, in which case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group retains.

When the continuing involvement takes the form of a guarantee over the transferred asset, the amount of the Group’s continuing involvement will be the lowest between the asset amount and the maximum amount of consideration the Group may be required to pay.

When the continuing involvement takes the form of a written or purchased option (or both) over the transferred asset, the amount of the Group’s continuing involvement will be the amount of the transferred asset that the Group could repurchase. In the case of a written put option on an asset that is measured at fair value, the amount of the Group's continuing involvement will be limited to the lowest between the fair value of the transferred asset and the option exercising Price.

The net loss originated as consequence of the derecognition of financial asset accounts measured at amortized cost is calculated as the difference between the book value (impairment included) and the amount received.

As of December 31, 2022 and 2021, the Group did not recognize net losses as consequence of derecognition of financial assets accounts.

(h.2.2)	Financial liabilities

A financial liability is derecognized when the obligation under the liability has been discharged, cancelled or has expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference between the carrying value of the original financial liability and the consideration paid is recognized in profit or loss of the period.

(i)	Impairment of financial assets -
(i)	Overview of the expected credit loss principles -

The Group records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with financial guarantee contracts. Equity instruments are not subject to impairment under IFRS 9.

The determination of the expected credit loss is based on the credit losses expected to arise over the life of the asset, unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12-month expected credit loss as described in (ii) below. The policies for determining whether there has been a significant increase in credit risk are set out in Note 30.1(d).

Both lifetime expected credit loss and 12-month expected credit loss are calculated on either an individual basis or a collective basis, depending on the nature of the portfolio. The Group’s policy for grouping financial assets measured on a collective basis is explained in Note 30.1(d).

The Group has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition. This is further explained in Note 30.1(d).

Based on the above mentioned process, IFS groups its loans into “Stage 1”, “Stage 2”, “Stage 3” and purchased or originated credit impaired financial assets (“POCI”), as described below:

Stage 1: When loans are first recognized, the Group recognizes an allowance based on the 12-month expected credit loss. Stage 1 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a loan has shown a significant increase in credit risk since inception, the Group records an allowance based on the expected credit lossfor rhe entire lifetime of the financial asset. Stage 2 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 3.

Stage 3: Loans considered credit impaired (as outlined in Note 30.1(d)). The Group records an allowance for the entire lifetime of the financial asset.

POCI: Purchased or originated credit impaired assets are financial assets that are impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses. It should be noted that during the year 2022 and 2021, the Group has not purchased or originated POCI financial assets.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

For financial assets for which the Group has no reasonable expectations of recovering either the entire outstanding amount, or a proportion thereof, the gross carrying amount of the financial asset is reduced. This is considered a (partial) derecognition of the financial asset.

The Group recognizes a value correction for expected credit losses on the following financial assets:

-	Financial assets that are measured at amortized cost.
-	Financial assets that are measured at fair value with changes in other comprehensive income if the following two conditions are met:
(i)	The financial asset is maintained within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and
(ii)	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.
-	Accounts receivable from leases.
-	Assets from contracts.
-	Financial guarantee contracts.

In this regard, as of December 31, 2022 and 2021, the Group's financial assets subject to a correction for expected credit loss are the following:

-	Cash and due from banks.
-	Inter-bank funds.
-	Financial investments; see Notes 3.4(f), 5 and 30.1(e).
-	Loans; see Notes 3.4(f.1), 6 and 30.1(d).
-	Due from customers on acceptances.
-	Other accounts receivable and other assets.

The Group assesses periodically impairment alerts derived from factors such as Covid-19, the political and economic context of the country, and the effects of the international conflicts that may affect Peru, with the purpose of timely identifying an increase in the credit loss risk. Thus, for those financial assets other than financial investments and the loan portfolio, Management has estimated the expected credit loss, concluding that it is neither significant nor relevant, given that the maximum period considered for measuring expected credit losses is very small or, even if it implies a longer term, because the main debtor is the Central Reserve Bank (“BCRP”, by its Spanish acronym) or corresponds to cash in vaults of the Group.

(ii)	Calculation of ECL -

The Group calculates ECL based on three probability-weighted scenarios to measure the expected cash shortfalls, discounted at an approximation to the EIR. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.

The mechanics of the ECL calculations are described below, and the key elements are the following:

-

PD (“Probability of default”) is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the financial asset has not been previously derecognized and is still in the portfolio. The definition of PD is further explained in Note 30.1(d).

-

EAD (“Exposure at default”) is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments. The definition of EAD is further explained in Note 30.1(d).

-

LGD (“Loss Given Default”) is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD. The definition of LGD is further explained in Note 30.1(d).

When estimating the ECLs, the Group considers three scenarios (optimistic, base and pessimistic). Each of these is associated with different PDs, as presented in Note 30.1(d). When is relevant, the assessment of multiple scenarios also incorporates how defaulted loans are expected to be recovered, including the probability that the loans will “cure” and the value of collateral or the amount that might be received for selling the asset.

With the exception of credit cards, for which the treatment is separately set out in (iv) below, the maximum period for which the credit losses are determined is the contractual life of a financial instrument (considering the prepayments) unless the Group has the legal right to call it earlier.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Impairment losses and reversals are accounted for and disclosed separately from modification losses or gains that are accounted for as an adjustment of the financial asset’s gross carrying value.

The criteria followed for calculating the ECL based on each stage are described below:

-

Stage 1: The provision for credit losses of those financial instruments that do not show a significant increase in risk since the initial recognition, will be calculated as the expected credit losses in the following 12 months. The group calculates the expectation that there is a probability of default (PD) in the 12 months after the reporting date. To this probability of default is multiplied and expected loss in case of default (LGD) and exposure on the date of default (EAD) and discounting the original effective interest rate. This calculation is made for each of the three scenarios (optimistic, base and pessimistic) defined by the Group.

-

Stage 2: When the financial instrument shows a significant increase in credit risk since initial recognition, the provision of credit losses of this financial instrument will be calculated as the expected credit loss throughout the life of this asset. The calculation method is similar to that for Stage 1, including the use of multiple scenarios, but expected credit loss is estimated over the lifetime of the instrument.

-

Stage 3: When there is  objective evidence that the financial instrument is impaired, the provision of credit losses will be calculated as the expected credit loss over the life of the asset. The method is similar to that for Stage 2, with the PD set at 100 percent.

It is possible that the inputs and models used to calculate the expected loss do not reflect all the characteristics of the market as of the date of the financial statements. This is why that, occasionally, subsequent qualitative adjustments to the model are performed when there are significant differences. See Note 30.1(d.7).

Financial guarantee contracts

The Group measures each financial guarantee as the highest of the amount initially recognized minus cumulative amortization recognized in the consolidated statement of income, and the ECL provision. For this purpose, the Group estimates ECL based on the present value of the expected payments to reimburse the holder for a credit loss that it incurs. The deficits are discounted by the risk-adjusted interest rate relevant to the exposure. The ECLs related to financial guarantee contracts are recognized in provisions.

(iii)	Debt instruments measured at fair value through other comprehensive income -

The ECLs for debt instruments measured at fair value through other comprehensive income do not reduce the carrying amount of these financial assets in the consolidated statement of financial position, which remains at fair value. However, the expected losses that arise at each measurement date must be reclassified from other comprehensive income to results of the period.

(iv)	Credit cards -

The Group calculates the expected losses in a period that reflects the Group's expectations regarding the client's behavior, probability of default and the Group's future risk mitigation procedures that could include the reduction or cancellation of lines of credit. Based on past experience and the Group's expectations, the period during which the Group calculates the expected lifetime losses of this product until October 2021 was 17 months. From November 2021 it is 16 months, period that is maintained for 2022.

The assessment of whether there has been a significant increase in credit risk for revolving products is similar to other credit products. This is based on changes in the customer's credit rating, as explained in Note 30.1(d).

The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to the facilities. This estimation takes into account that many facilities are repaid in full each month and are consequently not charged interest.

(v)	Forward-looking information -

In its expected credit loss models, the Group relies on the following macroeconomic variables as forward-looking information inputs as of December 31, 2022 and 2021:

	2022	2021
GDP growth	X	X
Unemployment rate	X
Gross capital formation		X
Consumer		X
Domestic demand	X	X
Formal labor salary	X
Informal labor salary	X

The inputs and models used, see Note 30.1, for calculating ECLs may not always capture all characteristics of the market at the date of the consolidated financial statements. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments when such differences are significantly material. Detailed information about these inputs are provided in Note 30.1(d).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(vi)	Valuation of guarantees -

To mitigate the credit risks on financial assets, the Group generally uses three types of guarantees: physical guarantee, personal guarantees and title guarantees.

The guarantee, unless recovered, is not recorded in the Group's consolidated statement of financial position. However, the fair value of the guarantee affects the calculation of the expected losses, and because of that, it is assessed periodically.

The nominal contract value of the guarantees and the letters of credit not used where the loan was agreed to be granted is in market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding expected losses are disclosed in Note 30.1(d).

To the extent possible, the Group uses active market data for valuing financial assets held as guarantees. Non-financial guarantees, such as real estate, is valued based on data provided by third parties such as appraisers.

(vii)	Write-offs -

Financial assets are written off only when the Group has stopped pursuing the recovery, at which time the cumulative provision recorded coincides with the total amount of the asset.

(viii)	Refinanced and modified loans -

The Group may make concessions or modifications to the original terms of loans as a response to the borrower’s financial difficulties, rather than taking possession or to otherwise enforce collection of guarantees. Once the terms have been renegotiated, any impairment is measured using the original EIR (as calculated before the modification of terms). It is the Group’s policy to monitor refinanced loans to help ensure that future payments continue to be likely to occur.

A refinanced asset is initially classified into Stage 2 and there will be no clean-up period. However, if the financial asset presents a default mark, it will be reclassified from Stage 2 to Stage 3.

(j)	Hedge derivatives -

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive and they are recorded as “Accounts receivables related to derivative financial instruments” under “Other accounts receivable and other assets, net” and as liabilities when they are negative and they are recorded as “Accounts payable related to derivative financial instruments” under “Other accounts payable, provisions and other liabilities” in the consolidated statement of financial position.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities and that meet IFRS 9 criteria, are recognized as hedging accounting.

Derivatives not designated as hedging instruments or that do not qualify for hedging accounting are initially recognized at fair value and are subsequently remeasured at their fair value, which is estimated based on the market exchange rate and interest rate. Gains or losses due to changes in their fair value are recorded in the consolidated statement of income, see Note 3.4(f.2).

In accordance with IFRS 9, to qualify for hedge accounting, all of the following conditions must be met:

(i)	The hedging relationship consists of only hedging instruments and eligible hedged items.
(ii)

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge. This documentation will include the identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and the way the entity will assess if the hedging relationship meets the hedge effectiveness requirements.

(iii)	The hedging relationship meets all the following hedge effectiveness requirements:
-	There is an economic relationship between the hedged item and the hedging instrument.
-	The effect of the credit risk does not dominate the value changes that result from that economic relationship.
-

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

IFRS 9 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. The Group uses derivatives as hedging instruments under cash flow hedges, as detailed in Note 10(b).

For derivatives that are designated and qualify as cash flow hedge, the effective portion of derivative gains or losses is recognized in other comprehensive income for cash flow hedge, and reclassified to income in the same period or periods in

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

which the hedge transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in other comprehensive income and subsequently reclassified to income are recorded in the corresponding income or expenses lines in which the related hedged item is reported.

When a hedging instrument expires, is sold, when a hedge no longer meets the criteria for hedge accounting or when the Group re-designates a hedge, the cumulative gain or loss existing in other comprehensive income is kept and recognized in income when the hedged item is ultimately recognized in the consolidated statement of income. When a projected transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is immediately transferred to the consolidated statement of income.

(k)	Leases -

The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement at contract inception: whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset., even if it is not explicitly specified in the contract in exchange for consideration.

(i)	The Group as a lessee -

The Group, as a lessee, applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

-	Right-of-use assets -

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment loss, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The Group holds as right-of-use assets: land lots, buildings and facilities and furniture and equipment. Land lots do not depreciate; buildings and facilities and furniture and equipment depreciate based on the straight-line method during the lease term and are presented in Note 8 “Property, furniture and equipment, net”, and are subject to impairment.

-	Lease liabilities -

The Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Given that this interest rate implicit in the lease agreement is not easily determinable, in the calculation of the present value of the lease payments, the Group uses the rate it applies to its loans. The lease payments include fixed payments (less any lease incentives receivable), variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. Lease liabilities are presented in Note 10 as “Lease liabilities” in the caption “Other accounts payable, provisions and other liabilities”.

The Group performs accounting estimates related to the determination of terms and rates of the lease agreements, as detailed below:

-	Determination of the lease term for lease contracts with renewal and termination options

The Group as a lessee determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customisation of the leased asset).

-	Estimating the incremental borrowing rate

To determine the interest rate implicit in the lease, the Group uses its incremental borrowing rate - “IBR” to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).The Group estimates the IBR using observable inputs such as the free-risk interest rates, Peruvian government yield curves of global bonds (in Dollars) and sovereign bonds (in Soles), and a credit risk differential, using a spread on the most recent debt issuance.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The Group used the exemption proposed by the standard for short term and low value assets; thus, short term and low value lease agreements are kept classified as operating leases, and the disbursements incurred due to these leases are recorded in the caption “Administrative expenses” of the consolidated statement of income.

(ii)	The Group as a lessor –

As of December 31, 2022 and 2021, the Group holds the following types of leases:

-	Financial leases –

Leases in which the Group substantially transfers all risks and benefits related to the ownership of the asset are classified as financial leases.

Financial leases are recognized as loans at the present value of the installments. The difference between the total value receivable and the present value of the loan is recognized as accrued interest. This income is recognized during the term of the lease using the effective interest rate method, which reflects a constant rate of return.

As of December 31, 2022 and 2021, leasing receivables are subject to the financial asset impairment policy; see Notes 3.4(f.1) and (g).

-	Operating leases –

Leases in which the Group does not substantially transfers all risks and benefits related to the ownership of the asset are classified as operating leases.

Lease revenues obtained from investment properties are recorded using the straight-line method for the contract terms, and they are recorded as a revenue in the consolidated statement of income due to their operative nature, except for contingent lease revenues, which are recorded when realized.

The lease term is the non-cancelable period, together with any other additional period for which a lessee has the option of continuing with the lease, where, at the start date of the lease, Management is reasonably confident that a lessee will exercise such option.

Amounts received from tenants to terminate leases or to compensate impairment of leased facilities are recognized as revenues in the consolidated statement of income when the right to receive them arises.

Service charges, administration expenses and other recoverable expenses paid by the lessees and the revenues resulting from expenses charged to the lessees are recognized in the period in which the compensation becomes an account receivable. Service charges and administration expenses and other receipts are included in the gross revenues from rentals of the related costs, given that Management considers that the Group acts as  principal party.

(l)	Customer Loyalty Program -

The Group has a customer loyalty program, which allows customers to accumulate points that can be exchanged for products. Loyalty points give rise to a separate performance obligation, since they provide a material right to the customer. A part of the transaction price is allocated to the loyalty points granted to customers on the basis of the relative independent selling price and is recognized as a contractual liability until the points are redeemed and presented as "Other accounts payable" in the item "Other accounts payable, provisions and other liabilities" of the consolidated statement of financial position. Expenses are provisioned montlhy regardless of the customer’s redemtion of products.

By estimating the selling price independent of the loyalty points, the Group considers the probability of a client will use the cumulated points. The Group updates the estimates of points to be monthly redeemed and any adjustment to the liability balance will be recognized in the caption "Administrative expenses" of the consolidated statement of income.

(m)	Services of purchase-sale of financial investments “principal versus agent”-

The Group has contracts with customers to buy and sell, on their behalf, financial investments on the stock market and over-the-counter market. The Group acts as an agent in these agreements.

When another party participates in the supply of services to their client, the Group determines whether it is a principal or an agent in these transactions when evaluating the nature of its agreement with the client. The Group is a principal and records the revenue by gross amounts if it controls the committed services before transferring to the customer. However, if the Group's role is only to arrange for another entity to provide the services, then the Group is an agent and records the revenues for the net amount it retains for its services as an agent.

(n)	Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without having control over those policies. The considerations taken for determining significant influence are similar to those needed to determine control over Subsidiaries.

The Group’s investments in its associates are recognized initially at cost and then are accounted for using the equity method. The Group’s investments in associates are included in the caption “Other accounts receivable and other assets, net” of the consolidated statement of financial position, see note 10. Gains resulting from the use of the equity method of accounting are included in the caption “Other income” of the consolidated statement of income.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(o)	Investment property -

Investment property comprises land and buildings (mainly shopping malls, educational institutions and offices) that are not occupied substantially for use in the operations of the Group, nor for sale in the ordinary course of business, but are held primarily to earn rental income and capital appreciation. These buildings are substantially rented and not intended to be sold in the ordinary course of business. Investment property comprises completed property and property under construction or re-development.

The Group measures its investment property at fair value according to the requirements of IAS 40 “Investment Property”, as it has chosen to use the fair value model as its accounting policy.

Investment property is measured initially at cost, including transaction costs, that include transfer taxes, professional fees for legal services and initial leasing commissions to bring the property to the condition necessary to start operating. The carrying amount also includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met.

Properties under construction are measured based on estimates prepared by independent real estate valuation experts, except where such values (e.g. work-in-progress incurred on properties under construction) cannot be readily determined. Accordingly, the work-in-progress incurred on properties under construction is measured at cost until either its fair value becomes reliably measurable or construction is completed (whichever is earlier). Investment property under construction includes the value of land, which is determined by appraisals performed by an accredited appraiser using the price per square meter as a market comparable method.

Subsequent to initial recognition, investment property is recorded at fair value. Gains or losses arising from changes in fair values are included in the caption “Net gain on investment property” of the consolidated statement of income in the year in which they arise.

Fair values are assessed periodically by Management, based on the discounted cash flows that are expected to be obtained from these investments. Fair values of investment properties under construction or investment properties held to operate in the future are assessed by an independent external appraiser, through the application of a recognized valuation model. See Note 7 for details of fair value and related assumptions.

Transfers to or from Investment property are made only when there is a change in the use of the asset. In case of assets transferred from Investment property to Property, furniture and equipment, the reclassified amount corresponds to the asset’s fair value at the date when the asset’s use was changed. If an item of Property, furniture and equipment moves to Investment property, the Group transfers the fixed asset’s net cost to Investment property and the asset is subsequently measured at fair value according to the policies established by the Group.

During 2022, the Group transferred part of the “Orquideas and Andres Reyes” buildings, located in San Isidro, Lima, from caption “Property, furniture and equipment” to caption “Investment property”, for S/9,357,000 (during 2021, the Group transferred part of the “Pardo y Aliaga” building, located in San Isidro, Lima, from caption “Property, furniture and equipment” to caption “Investment property”, for S/1,615,000); see Note 7(c).

Investment property is derecognized when it has been disposed or withdrawn from use and no future economic benefit is expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset would result in either gains or losses at the retirement or disposal of investment property. Any gains or losses are recognized in the consolidated statement of income of the year of retirement or disposal.

(p)	Property, furniture and equipment, net -

Property, furniture and equipment are stated at historical acquisition cost less residual value, cumulative depreciation and impairment losses, if applicable. The historical acquisition cost includes the expenses that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will result from the use of the acquired property, furniture or equipment.

Land does not depreciate. Depreciation of property, furniture and equipment is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years
Buildings and facilities	40 - 75
Leasehold improvements	5
Furniture and equipment	10
Vehicles	5

An item of property, furniture and equipment and any significant part initially recognized, is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

The residual value of each asset, its useful life and the selected depreciation method are periodically reviewed to ensure that they are consistent with current economic benefits and useful life expectations.

(q)	Assets seized through legal actions -

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Assets seized through legal actions are recorded in the item “Others” of the caption “Other accounts receivable and other assets, net” of the consolidated statement of financial position, see note 10; and are recognized at the lower value between the cost or the estimated market value (minus cost to sell), determined from valuations made by independent appraisers. Reductions in book value are recorded in the consolidated statement of income.

(r)	Intangible assets with finite or indefinite useful lives -

Intangible assets with finite or indefinite useful lives are included in the caption “Intangibles and goodwill, net” of the consolidated statement of financial position. Intangibles assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.

Intangibles assets with finite useful lives include costs incurred in connection with the acquisition of computer software used in operations and other minor intangible assets. The amortization expense is calculated following the straight-line method over the useful life estimated between 4 and 5 years; see Note 9.

Intangibles assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be sustainable. If not, the charge in usefull life from indefinite to finite is made on a prospective basis.

On the other hand, when an insurance contract portfolio is acquired, whether directly from another insurance company, as described in Note 14(b), regarding the purchase of the portfolio of Complementary Accident Insurance for High-risk Activities (“SCTR” by its Spanish acronym) from Mapfre Peru Vida made in 2020, or as part of a business combination (the acquisition of Seguros Sura, see Note 9(b)), the difference between the fair value of the insurance contracts liability and the value of the insurance contract liability, as measured with the acquirer’s accounting policies, is recognized as an intangible asset named “Present Value of In-Force Business” (henceforth “PVIF”).

The PVIFs resulting from the acquisition of Seguros Sura are recognized in the consolidated statement of financial position at their estimated market value at the acquisition date. After the initial recognition, the PVIF is recorded at cost, minus the cumulative amortization and cumulative impairment loss, if any. The PVIF is amortized on a linear basis over the useful life of the acquired policies, which has been estimated in ten years.

The recoverability of PVIF is considered as part of the liability adequacy test performed at each reporting period. PVIF is derecognized when the related contracts are settled or disposed of.

Changes in the estimated useful life or in the pattern of consumption of the expected future economic benefits embedded in the PVIF are recorded by changing the amortization period or method and are treated as a change in an accounting estimate.

Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net amount of the disposal of the asset and the book value of said asset and they are recognized in the consolidated statement of income at the derecognition date.

(s)	Goodwill -

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, if any, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in exceess of the the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If from the reassessment still results in an excess of fair value of net assets aquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any cumulative impairment loss, if any. A goodwill impairment testing is performed on a yearly basis. To perform an impairment testing, goodwill acquired in a business combination is allocated, since the acquisition date, to one of the Group’s cash-generating units (henceforth “CGU”) that are expected to benefit from the business combination, irrespective of whether other assets or liabilities of the acquirer are assigned to those units.

Goodwill impairment is determined by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Where the goodwill has been allocated to the CGU and part of the operation within that unit is dispossed of, the goodwill associated to the dispossed operation is included in the carrying amount of the operation when determining the gain or loss of disposal. Goodwill dispsed in these circumstances is measured based on the relative values of the disposed operation and the withheld portion of the CGU retained.

Goodwill, recorded by the Group; see Note 9(b), arises from the acquisition of Izipay, allocated to the CGU of Payments business unit and, Seguros Sura, allocated to the CGU of the insurance business unit.

(t)	Business combinations -

Business combinations are accounted for using the acquisition method established by IFRS 3 "Business Combinations". The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date’s fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group chooses whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in the caption “Administrative expenses” of the consolidated statement of income, see Note 1(d).

The Group determines that it has acquired a business when the the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical for the capacity to the ability to continue producing outputs , and the inputs acquired include an organized workforce with the necessary skills, knowledge or experience to performe that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without incurring in significant costs, effort or delay in the ability of continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments: Recognition and Measurement”, is measured at fair value with the changes in the consolidated statement of income or in the consolidated statement of other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, this shall be measured according to the applicable IFRS. The contingent consideration that is classified as equity must not be measured again and its subsequent settlement shall be recorded in equity. As of December 31, 2022 and 2021, there have been no contingencies arising from business combinations.

A business combination between entities or businesses under common control is beyond the scope of IFRS 3, because it corresponds to a business combination in which all entities or businesses that are combined are ultimately controlled by the same part or parts, both before and after the business combination.  In these transactions, the Group recognizes the assets acquired under the method of unification of interest, whereby the assets and liabilities of the combined companies are reflected in their book values and no commercial credit is recognized as a result of the combination.

(u)	Impairment of non-financial assets -

Property, furniture and equipment,right-of-use assets and intangible assets with a finite life are assessed to determine whether there are any indications of impairment as of the closing of each period. If any indication exists, the Group estimates the asset’s recoverable value. The recoverable amount of the assets is the highest between the value of an asset or a CGU less the costs of sale and its use value, and it is determined for an individual asset, unless the asset does not generate cash revenues that are largely independent from those of other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value minus costs to sell, an appropriate valuation model is used.

Intangible assets with indefinite useful lives, including goodwill, are tested for impairment annually to determine if circumstances indicate that the value of the recoverable amount of the asset or a CGU (or group of CGUs) is greater than its carrying amount or recognize an impairment loss. Impairment losses relating to goodwill cannot be reversed in future periods.

(v)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(w)	Defined contribution pension plan -

The Group only operates a defined contribution pension plan. The defined contribution payable in the pension plan is in proportion to the services rendered to the Group by the employees and it is recorded as an expense in the caption “Salaries and employee benefits” of the consolidated statement of income. Unpaid contributions are recorded as liabilities.

(x)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

(y)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements, but are disclosed in notes to the consolidated financial statements, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the consolidated financial statements, but they are disclosed if it is probable that an inflow of economic benefits will emerge.

(z)	Fair value measurement -

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	On the principal market for the asset or liability; or
-	In the absence of a principal market, on the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

When possible, the Group measures the fair value of a financial instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price on an active market, then the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant and observable data and variables, and minimizing the use of unobservable data and variables.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

In the case of investment property, the Group has considered the specific requirements relating to highest and best use, valuation of premises and principal (or most advantageous) market. The determination of investment property fair value requires the use of estimations such as the future cash flows of the assets (e.g., leases, sales, fixed rents for the different lessees, variable rents based on the sales percentage, operating costs, construction costs, maintenance costs and the use of discount rates). Additionally, real estate development risks (such as construction and abandonment) are also taken into account when determining the fair value of the land related to the investment property under construction.

The fair value of investment property in the consolidated statement of financial position must reflect the volatile nature of real estate markets; therefore, Management and its appraisers use their market knowledge and professional criteria and do not depend solely on historical comparable transactions. In this sense, there is a higher degree of uncertainty than when a more active market exists for the estimation of fair value. Significant methods and assumptions used in the estimation of fair value of investment property are detailed in Note 7.

All assets and liabilities for which the fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy described below:

-	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
-	Level 2 - Valuation techniques for input that is significant to the fair value measurement is directly or indirectly observable.
-	Level 3 - Valuation techniques for which data and variables of the lowest significant level to measure fair value are unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of hierarchy of the fair value, as explained above.

Fair values of financial instruments measured at amortized cost are disclosed in Note 31(b).

(aa)	Income Tax -

Income Tax is computed based on the separate financial statement of each Subsidiary.

Deferred Income Tax is accounted for in accordance with IAS 12 “Income Taxes”. In this sense, the deferred Income Tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates that are expected to be in force in the years in which such temporary differences are expected to be recovered or settled. Consequently, the deferred Income Tax has been calculated by applying the rates that are in force; see Note 17(c). The measurement of deferred tax assets and deferred tax liabilities reflects the tax consequences that arise from the manner in which each individual entity of the Group expects, at the consolidated statement of financial position dates, to recover or settle the carrying amount of their assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the temporary differences are likely to reverse. Deferred tax assets are recognized when it is probable that sufficient taxable income will be generated against which the deferred tax assets can be offset. At each consolidated statement of financial position date, unrecognized deferred assets and the carrying amount of deferred tax assets registered are assessed. A previously unrecognized deferred tax asset is recognized to the extent that it has now become probable that future taxable income will allow the deferred tax asset to be recovered.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Likewise, the carrying amount of a deferred tax asset is reduced when it is no longer probable the generation of a sufficient taxable income that allow the application of the tax deferred asset.

According to IAS 12, the deferred Income Tax is determined by applying the Income Tax rate applicable to the retained earnings, recognizing any additional tax on distribution of dividends that may arise on the date when the liability is recognized.

(ab)	Segment information -

IFRS 8 “Operating Segments” requires that the information of operating segments be disclosed consistently with information provided by the chief operating decision maker, who allocates resources to the segments and assesses their performance. Segment information is presented in Note 28.

(ac)	Fiduciary activities and management of funds -

The Group provides trust management, investment management, advisory and custody services to third parties that result in the holding of assets on their behalf. These assets and the income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group; see Note 32.

Commissions generated from these activities are included in the caption “Fee income from financial services, net” of the consolidated statement of income.

(ad)	Earnings per share -

The amount of basic earnings per share is calculated by dividing the net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year. As of December 31, 2022 and 2021, the Group does not have financial instruments with dilutive effect, therefore, basic and diluted earnings per share are identical for the years reported.

(ae)	Capital surplus -

It is the difference between the nominal value of shares issued and their public offering price made in 2007 and 2019. Capital surplus is presented net of expenses incurred in the issuance of shares.

(af)	Treasury stock -

Shares repurchased are recorded in the shareholders’ equity under treasury stock caption at their purchase price. No loss or gain is recorded in the consolidated statement of income arising from the purchase, sale, issuance or amortization of these instruments. Shares that are subsequently sold are recorded as a reduction in treasury stock, measured at the average price of treasury stock held at such date; and the resulting gain or loss is recorded in the consolidated statement of changes in net equity in the caption “Retained earnings”.

(ag)	Cash and cash equivalents -

Cash presented in the consolidated statement of cash flows includes cash and due from banks balances with original maturities lower than three months, excludes the restricted funds, which are subject to an insignificant risk of changes in value. The cash and cash equivalent item does not include accrued interest.

On the other hand, the cash collateral committed as part of a repurchase agreement is included in the “Cash and due from banks” caption of the consolidated statement of financial position; see Note 4(d).

(ah)	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: “Interest Rate Benchmark Reform” - Phase 1 -

Since year 2019, the Group applies the exceptions of the Interest Rate Benchmark reform to all affected hedging relationships. A hedging relationship will be affected if the reform generates uncertainty about the moment or the amount of the cash flows related to the hedged account of the hedging instrument in the period prior to the replacement of the rate benchmark with the alternate rate benchmark, given that this rate can be almost risk free. With exceptions applied, the Group has the intention of avoiding any disruption in the existing relationships in the hedge accounting of cash flows and the fair value of interest rate risk which, in the absence of these amendments, would result in the ineffectiveness of the hedge and potential inconsistencies in the hedge accounting as result of the interest rate benchmark reform.

The exceptions provided by the amendments are:
-

“Highly probable” requirement for cash flow hedges: If the hedged item is a forecast transaction, it will be determined that the forecast transaction is highly probable by assuming that the interest rate benchmark on which the hedged cash flows are based is not altered as result of the interest rate benchmark reform.

-

Reclassification of the cash flow hedge reserve to statement of income: To determine if it is not expected that the hedged cash flows occur, it is assumed that the interest rate benchmark on which the hedged cash flows are based is not altered as result of the interest rate benchmark reform.

-

Economic relationship between the hedged item and the hedge instrument: It is assumed that the interest rate benchmark on which the hedged cash flows are based, and/or the interest rate benchmark on which the cash flows of the hedge instrument are based, is not altered as result of the interest rate benchmark reform.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

At the end of the period 2022, the Group has exposure to mainly USD-LIBOR rates; thus, the impact was the change to the SOFR reference rate.

The main affected items within the Group are the derivative positions (interest rate swaps – IRS, and cross currency swaps – CCS, outstanding as of the transition date which accrue USD-LIBOR interest) as well as USD LIBOR interest-bearing loans.

Additionally, the Group holds some financial instruments with exposure to the inter-bank EURIBOR rate (Euro Interbank Offered Rate). However, said exposure will continue at the indicated rate, since EURIBOR is considered a benchmark based in real transactions. The rate is defined by the European Money Markets Institute (EEMI).

According to the explained above, these amendments, did not have a significant impact on the Group’s consolidated financial statements.

(ai)	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: “Interest Rate Benchmark Reform” - Phase 2 –

Phase 2 of the Reference Interest Rate Reform provides temporary exceptions that address the effects on financial instruments when a benchmark interest rate offered is replaced by an alternative interest rate (virtually risk-free rates).

The amendments include the following practical exceptions:

-

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest.

-	Permit changes required by Interbank Offered Rates (henceforth “IBOR”) reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued.
-	Provide temporary relief to entities from having to meet the separately identifiable requirement when the risk-free interest rate instrument is designated as a hedge of a risk component.

In March 2021, the FCA informed that all LIBOR rates would stop being published or no longer be representative, defining two dates: the first one, immediately after December 31, 2021, in the case of Sterling Pound, Euro, Swiss Franc, Yen and US dollar, references to one week and two months; and the second one, immediately after June 30, 2023, in the case of the rest of US dollar rates, references to overnight, one, three, six and twelve months. In addition, in July 2021, the Alternative Reference Rates Committee (henceforth the “ARRC”) announced that it was formally recommending the CME Group’s forward-looking Secured Overnight Financing Rate term rates (henceforth the “SOFR Term Rates”) as the benchmark rate.

As of December 31, 2022, Interbank maintains exposure to mainly USD-LIBOR rates; thus, the impact has been the change to another rate benchmark. In the United Kingdom, the Financial Conduct Authority (henceforth the “FCA”) is responsible of the regulation of the LIBOR rates. In the United States, the Federal Reserve Bank of New York is leading the transition of the USD-LIBOR into the robust rate benchmark Secured Overnight Financial Rate (henceforth “SOFR”).

Regarding the exposures, among the items potentially affecting the Group are commercial loans, financing liabilities and derivative positions. The positions within the balance sheet that accrue interest at the USD-LIBOR rate are not significant and represents less than 3 percent of the asset or liability, respectively. In the case of commercial loans, the agreements have been reviewed and they are being changed to SOFR or replacement clauses (fallbacks) are being incorporated that imply changing to the SOFR rate before June 30, 2023. In the case of liabilities, there were exposures in loans and bonds. In the case of loans, the last date of interest calculation will be before June 30, 2023. All new loans are already based on SOFR. In the case of issued bonds, there is one issuance that could pay interest based on LIBOR in the future, but this issuance has a fallback clause, which determines the conditions governing contracts when indexes are not available. In derivative products, the Group adhered to the “ISDA Protocol”, to be aligned to the global market standard. Considering the local contracts, progress is being made in the negotiation process with clients and it is expected to finish before the stipulated period.

Note 10(b)(vi) details the nominal value and the average term in years of derivative financial instruments that are subject to the interest rate benchmark reform.

3.5	Standards issued but not yet effective -

Following is the description of the new and amended standards and interpretations issued, but which are not yet in force at the date of issuance of these consolidated financial statements. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective:

•	IFRS 17 “Insurance contracts”

In May 2017, the IASB issued IFRS 17 “Insurance Contracts”, a comprehensive new accounting standard for insurance contracts, covering recognition and measurement, reporting and disclosure. Once effective, this new accounting standard will replace IFRS 4 “Insurance Contracts”, issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. On the other hand, IFRS

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

17 introduces new accounting requirements for baking products with insurance features that may affect the determination of which instruments or which components thereof will be in the scope of IFRS 9 or IFRS 17.

IFRS 17 is effective for comparative reporting periods beginning on or after 1 January 2023. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date that it first applies IFRS 17. The Group is applying these two standards since 2018.

Following is the description of the main impacts from the adoption of IFRS 17:

(a)	Classification and measurement –

The adoption of IFRS 17 has not changed the classification of the Group’s insurance contracts. However, it establishes specific principles for the recognition and measurement of insurance contracts held by the Group.

The key principles of IFRS 17 consider that the Group:

-

Identifies insurance contracts as those under which the entity accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

-	Recognizes and separates in insurance contracts investment components and goods or services components from insurance services and records them according to other standards.

-Divides insurance contracts into groups that it recognizes and measures:

•

A risk-adjusted present value of the future cash flows (fulfillment cash flow, or “FCF”) that incorporates all available information about the fulfilment cash flows in a way that is consistent with observable market information.

-Plus:

•	An amount representing the unearned profit in the group of contracts (the contractual service margin, or “CSM”).
-

Recognizes profit from a group of insurance contracts over each period the Group provides insurance contract services, as the Group is released from risk. If a group of contracts is expected to be onerous (i.e., loss-making) over the remaining coverage period, the Group recognizes the loss immediately.

(b)	Transition –

(b.1)Transition methodology –

The Group decided to apply the transition methodology under Fair Value, which consists of obtaining the amount under which a liability portfolio could be transferred to a third party. This amount was compared with the balance of the estimate of technical provisions (Best Estimate Liability – “BEL”) and Risk Adjustment existing at the transition date, and the result was the CSM as of said date. Also, it was determined the future benefit provided by the insurance contracts (Contractual Service Margin – CSM), and will be decommitted to the statement of income to the extent that the Group renders its services to the insured. The CSM balance at the date of transition into IFRS 17 was applied retrospectively for the policies in force at said date.

(b.1.1)Calculation methodology

The calculation methodology that the Group has applied to determine the Fair Value amount of its portfolios in force as of the date of transition into IFRS 17 is the valuation technique of present value. In this sense, the following calculation components are taken into account:

•An estimation of the future cash flows for the asset or liability subject to valuation.

•	The expectations of possible variations in the amount and the cash flows calendar that represent the uncertainty inherent to cash flows.
•	The time value of money, represented by the interest rate on risk-free monetary assets that present maturity dates or lives that coincide with the periods covered by

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

the cash flows and do not involve neither uncertainty regarding the calendar nor risk of default for the holder (i.e., risk-free interest rate).
•	The price to bear the uncertainty inherent to cash flows (i.e., a risk premium).
•	Other factors that market participants may take into account considering the circumstances.
•	For a liability, the risk of default related to said liability, including the credit risk of the entity (i.e., the debtor).
(b.2)	Impact on the financial statements –

On the basis on current preliminary estimations, it is expected that the adoption of IFRS 17 may result in a reduction of the Group’s net equity that would oscillate between 8 and 10 percent, to be recorded in retained earnings as of January 1, 2022.

-	Amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”

In January 2020, the IASB issued amendments of IAS 1 with the purpose of specifying the requisites for the classification of liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer a settlement arrangement.
-	That a right to defer must exist at the end of the reporting period.
-	That liability classification unaffected by the likehood that an entity will exercise its deferral right.
-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual periods beginning on January 1, 2023 and must be applied in a retrospectively manner. These amendments are not applicable to the Group because given the nature of its operations (mainly banking and insurance), it does not perform the classification of current and non-current in its financial statements.

-	Amendments to IAS 8 “Accounting policies, changes in estimates and errors”: Definition of accounting estimates

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of accounting estimates. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting Policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is allowed as long as this fact is disclosed.

It is not expected that the amendment has a significant impact of the Group’s consolidated financial statements.

-	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 “Making Materiality Judgements”, in which it provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their material accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023, with earlier application permitted. Since the amendments to the IFRS Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

As of the date of this report, the Group’s Management is assessing these amendments to determine their impact on their accounting policy information.

-	Amendments to IAS 12 “Income Taxes”: Deferred Tax related to assets and Liabilities arising from a single transaction

In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability should also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The Group is currently assessing these amendments to determine their impact on the consolidated financial statements.

3.6	Significant accounting judgments, estimates and assumptions -

The preparation of the consolidated financial statement of the Group requires Management to make judgments, estimates and assumptions that affect the reported amount of income, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. In the process of applying the Group's accounting policies, Management has used judgments and assumptions about the future and other key sources to make its estimates at the reporting date, which have a significant risk that may cause a material adjustment to the value in books of assets and liabilities within the next financial year. The estimates and existing assumptions may change due to circumstances beyond the control of the Group and are reflected in assumptions if they occur. The items with the most impact recognized in the consolidated financial statements with judgements and/or considerable estimates are the following: the calculation of the impairment of the portfolio of loans and financial investments, the measurement of the fair value of the financial investments and investment properties, the assessment of the impairment of the goodwill, the liabilities for insurance contracts and the measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets, and property, furniture and equipment, and the estimation of assets and liabilities for deferred Income Tax, and the determination of terms and estimation of the interest rate of lease agreements. The accounting criteria used for each of these items are described in Note 3.4.

4.	Cash and due from banks and inter-bank funds
(a)	The detail of cash and due from banks is as follows:

	2022	2021
	S/(000)	S/(000)
Cash and clearing (b)	2,865,251	2,363,326
Deposits in the BCRP (b)	6,918,526	10,445,851
Deposits in banks (c)	2,923,999	3,607,134
Accrued interest	17,391	3,350
	12,725,167	16,419,661
Restricted funds (d)	468,244	684,804
Total	13,193,411	17,104,465

Cash and cash equivalents presented in the consolidated statements of cash flows exclude the restricted funds and accrued interest; see Note 3.4(ag).

(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	2022	2021
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	6,055,726	6,366,151
Cash in vaults	2,719,277	2,171,601
Subtotal legal reserve	8,775,003	8,537,752
Non-mandatory reserve
Overnight deposit in BCRP (**)	762,800	—
Cash and clearing	145,903	191,673
Term deposits in BCRP (***)	100,000	4,079,700
Subtotal non-mandatory reserve	1,008,703	4,271,373
Cash balances not subject to legal reserve	71	52
Total	9,783,777	12,809,177

(*)

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate. According to the information note “Interest rate of the reserve funds in the Central Reserve Bank of Peru”, starting in February 2022, the rate used for the calculation of interest was the Secured Overnight Financing Rate (“SOFR”) (in the year 2021, the rate used was the London Inter-Bank Offered Rate (LIBOR)). As of December 31, 2022 and 2021, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 3.79 and 0.01 percent. During 2022 and 2021, Interbank did not maintain excess reserves in national currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(**)

As of  December 31, 2022, corresponds to an overnight deposit in foreign currency for US$200,000,000 (approximately equivalent to S/762,800,000) in the BCRP, with maturity in the first days of January 2023 and accrued interest an annual interest rate of 4.39 percent.

(***)

As of December 31, 2022, corresponds to a term deposit in local currency that Interbank maintained in the BCRP, mature in the first days of January 2023, and accrues interest at an annual interest rate of 7.50 percent (five term deposits in local currency that Interbank maintained in the BCRP, matured in the first days of January 2022, and accrued interest at an annual interest rate of 2.50 percent, as of December 31, 2021).

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.
(d)	The Group maintains restricted funds related to:

	2022	2021
	S/(000)	S/(000)
Inter-bank transfers (*)	431,052	141,681
Derivative financial instruments, Note 10(b)(i)	34,784	121,613
Repurchase agreements with BCRP (**)	—	419,410
Others	2,408	2,100
Total	468,244	684,804

(*)	Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(**)	As of December 31, 2021, correspond to deposits maintained in the BCRP which guarantee agreements with said entity; see Note 12(b).
(e)	Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2022, Inter-bank funds assets and liabilities accrue interest at an annual rate of 7.50 percent in local currency (annual rate of 2.50 percent in local currency for Inter-bank funds assets, as of December 31, 2021); and do not have specific guarantees.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

5.	Financial investments
(a)	This caption is made up as follows, as of December 31, 2022 and 2021:

	2022	2021
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	16,716,517	17,629,787
Investments at amortized cost (d)	3,231,139	3,225,174
Investments at fair value through profit or loss (e)	1,932,993	2,706,271
Equity instruments measured at fair value through other comprehensive income (f)	512,884	623,718
Total financial investments	22,393,533	24,184,950
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	322,425	291,488
Investments at amortized cost (d)	71,640	70,856
Total	22,787,598	24,547,294

In the determination of the expected loss for the financial investments’ portfolio, the Group has not needed to apply any subsequent adjustment to the model through the expert judgment, as it has been in the case of the loan portfolio, see Note 30.1, because the most significant investments held as of December 31, 2022 and 2021 are permanently evaluated by local and international credit-rating agencies, in an individual manner. Said agencies periodically modify the ratings of the issuers in accordance with the risk variation of each of the financial instrument, based on the particular situation of issuers.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated	Maturity	S/		US$
2022	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
Corporate, leasing and subordinated bonds (*)	8,707,969	9,477	(1,143,244)	7,574,202	Jan-23 / Feb-97	1.60	13.26	5.10	13.14
Sovereign Bonds of the Republic of Peru (**)	7,878,445	590	(1,270,254)	6,608,781	Sep-23 / Feb-55	1.89	8.14	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,434,752	89	(5)	1,434,836	Jan-23 / Mar-23	7.29	7.46	—	—
Bonds guaranteed by the Peruvian Government	512,316	1,698	(26,286)	487,728	Oct-24 / Oct-33	3.48	6.01	6.86	8.25
Global Bonds of the Republic of Peru	508,813	—	(55,527)	453,286	Jul-25 / Dec-32	—	—	5.18	5.60
Global Bonds of the Republic of Colombia	82,836	—	(2,026)	80,810	Mar-23 / Feb-24	—	—	6.07	6.23
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	44,234	—	(366)	43,868	Mar-23	2.28	2.28	—	—
Other	39,627	—	(6,621)	33,006	Nov-31 / Feb-34	—	—	3.85	6.06
Total	19,208,992	11,854	(2,504,329)	16,716,517
Accrued interest				322,425
Total				17,038,942

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated	Maturity	S/		US$
2021	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
Corporate, leasing and subordinated bonds (*)	8,125,394	326,929	(300,143)	8,152,180	Jan-22 / Feb-97	0.31	12.48	0.74	23.15
Sovereign Bonds of the Republic of Peru (**)	7,374,357	44	(655,048)	6,719,353	Aug-24 / Feb-55	3.03	6.91	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,440,926	131	(113)	1,440,944	Jan-22 / Mar-22	0.04	0.04	—	—
Global Bonds of the Republic of Peru	537,871	—	(11,148)	526,723	Jul-25 / Dec-32	—	—	1.81	2.83
Bonds guaranteed by the Peruvian Government	529,142	7,973	(12,710)	524,405	Oct-24 / Oct-33	3.35	5.51	3.53	7.62
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	179,815	—	(608)	179,207	Jan-22 / Mar-23	0.31	2.28	—	—
Global Bonds of the Republic of Colombia	88,180	—	(1,205)	86,975	Mar-23 / Feb-24	—	—	1.93	2.48
Total	18,275,685	335,077	(980,975)	17,629,787
Accrued interest				291,488
Total				17,921,275

(*)

As of December 31, 2022, Inteligo holds corporate bonds from several entities for approximately S/116,603,000, which guarantee loans with Bank J. Safra Sarasin, see Note 12(h). As of December 31, 2021, Inteligo held corporate bonds and mutual funds from several entities for approximately S/391,616,000, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Note 12(h) and (i).

(**)

As of December 31, 2022 and 2021, Interbank holds Sovereign Bonds of the Republic of Peru for approximately S/1,047,815,000 and S/335,529,000, respectively, which guarantee loans with the BCRP, see Note 12(b).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating of debt instruments measured at fair value through other comprehensive income as of December 31, 2022 and 2021. The amounts presented do not consider impairment.

	2022				2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Not impaired
High grade	2,271,038	—	—	2,271,038	1,917,827	—	—	1,917,827
Standard grade	13,499,740	945,321	—	14,445,061	14,815,454	896,506	—	15,711,960
Sub-standard grade	—	—	—	—	—	—	—	—
Impaired
Individual	—	—	418	418	—	—	—	—
Total	15,770,778	945,321	418	16,716,517	16,733,281	896,506	—	17,629,787
(c)

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

The following table shows the analysis of changes in fair value and the corresponding expected credit loss:

	2022
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	16,733,281	896,506	—	17,629,787
New originated or purchased assets	3,211,041	—	—	3,211,041
Assets matured or derecognized (excluding write-offs)	(1,939,686)	(10,531)	—	(1,950,217)
Change in fair value	(1,906,272)	(14,416)	(9,210)	(1,929,898)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(88,095)	88,095	—	—
Transfers to Stage 3	(2,162)	(7,805)	9,967	—
Write-offs	—	—	—	—
Foreign exchange effect	(237,329)	(6,528)	(339)	(244,196)
End of year balances	15,770,778	945,321	418	16,716,517

	2022
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	9,456	31,652	—	41,108
New originated or purchased assets	3,132	—	—	3,132
Assets matured or derecognized (excluding write-offs)	(416)	(46)	—	(462)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(105)	105	—	—
Transfers to Stage 3	(305)	(993)	1,298	—
Effect on the expected credit loss due to the change of the stage during the year	—	3,237	12,311	15,548
Others (*)	(1,186)	(4,282)	—	(5,468)
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	246	(73)	(57)	116
Expected credit loss at the end of the period	10,822	29,600	13,552	53,974

(*)	Corresponds mainly to the effects on the expected loss because of changes in investment ratings and that not necessarily have resulted in stage transfers during the year.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2021
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	17,690,212	212,140	—	17,902,352
New originated or purchased assets	4,515,849	—	—	4,515,849
Assets matured or derecognized (excluding write-offs)	(3,104,080)	(149,785)	—	(3,253,865)
Change in fair value	(2,845,868)	608,321	—	(2,237,547)
Transfers to Stage 1	3,979	(3,979)	—	—
Transfers to Stage 2	(217,915)	217,915	—	—
Transfers to Stage 3	—	—	—	—
Write-offs	—	—	—	—
Foreign exchange effect	691,104	11,894	—	702,998
End of year balances	16,733,281	896,506	—	17,629,787

	2021
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	9,417	62,143	—	71,560
New originated or purchased assets	2,723	246	—	2,969
Assets matured or derecognized (excluding write-offs)	(3,360)	(27)	—	(3,387)
Transfers to Stage 1	1,058	(1,058)	—	—
Transfers to Stage 2	(857)	857	—	—
Transfers to Stage 3	—	—	—	—
Effect on the expected credit loss due to the change of the stage during the year	—	15,696	—	15,696
Others (*)	80	(46,256)	—	(46,176)
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	395	51	—	446
Expected credit loss at the end of the period	9,456	31,652	—	41,108

(*)	Corresponds mainly to the effects on the expected loss because of changes in investment ratings and that not necessarily have resulted in stage transfers during the year.

In the determination of the expected loss for the portfolio of financial investments, for the years 2022 and 2021; it has not been necessary to perform a subsequent adjustment to the model because it captures the expected loss in a satisfactory manner considering the Group portfolio investments.

As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded a loss of S/12,752,000 during the year 2022, a reversal of impairment of S/30,898,000 during the year 2021, and an expense of S/32,904,000 during the year 2020, which are presented in the caption “(Loss) recovery to impairment of financial investments” in the consolidated statement of income. The movement of unrealized results of investments at fair value through other comprehensive income, net of Income Tax and non-controlling interest, is presented in Notes 16(d) and (e).

(d)

As of December 31, 2022 and 2021, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/3,302,779,000 and S/3,296,030,000, respectively, including accrued interest. Said investments present low credit risk and the expected credit loss is not significant.

As of December 31, 2022, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 6.64 percent, and estimated fair value amounting to approximately S/2,949,507,000 (as of December 31, 2021, their maturity dates ranged from September 2023 to August 2037, accrued interest at effective annual rates between 4.29 percent and 6.58 percent, and its estimated fair value amounted to approximately S/3,181,392,000).

As of December 31, 2022 and 2021, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/2,310,536,000 and S/1,643,293,000, respectively; see Note 12(b).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	2022	2021
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,517,075	1,830,098
Listed shares	315,820	651,813
Non-listed shares	74,430	184,973
Debt instruments
Corporate, leasing and subordinated bonds	25,668	39,387
Total	1,932,993	2,706,271

As of December 31, 2022 and 2021, investments at fair value through profit or loss include investments held for trading for approximately S/209,549,000 and S/282,781,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,723,444,000 and S/2,423,490,000, respectively.

During the year 2022, the Group recognized losses from valuation of instruments at fair value through profit or loss for approximately S/257,570,000 (during the year 2021 and 2020, recognized gains for S/85,075,000, S/205,090,000, respectively), which are part of caption “Net (loss) gain from financial assets at fair value through profit or loss” of the consolidated statement of income.

During the years 2022, 2021 and 2020, the Group has received dividends from these investments for approximately S/33,897,000, S/2,536,000 and S/2,887,000, respectively, which are presented in the caption “Interest and similar income” of the consolidated statement of income.

(f)	As of December 31, 2022 and 2021, the composition of equity instruments measured at fair value through other comprehensive income is as follow:

	2022	2021
	S/(000)	S/(000)
Listed shares (g)	474,588	583,684
Non-listed shares	38,296	40,034
Total	512,884	623,718

As of December 31, 2022 and 2021, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

During the years 2022, 2021 and 2020, the Group received dividends from these investments for approximately S/45,031,000, S/99,200,000 and S/100,407,000, respectively, which are included in the caption “Interest and similar income” in the consolidated statement of income.

(g)

During the year 2022, the Group sold shares of several entities, which were irrevocably designated at fair value through other comprehensive income. The total amount of the sales amounted to S/345,791,000 generating total gains for approximately S/16,313,000 (in 2021, the sales amounted to S/1,240,052,000, generating total losses for approximately S/180,905,000; in 2020, the sales amounted to S/158,083,000, generating total losses for approximately S/24,154,000). Said gains were reclassified to caption “Retained Earnings” of the consolidated statement of changes in equity.

In October 2021, the Group sold the 2,396,920 shares it held in InRetail Peru Corp. (a related entity), that represented 2.33 percent of its capital stock, which were irrevocably designated at fair value through other comprehensive income. The sale was trade through Lima Stock Exchange, at market value for a total amount of US$84,108,000, equivalent to S/341,646,000. Since the acquisition date, the Group had recorded a cumulative gain on valuation for approximately S/270,993,000. In accordance with the provisions of IFRS 9 and considering the classification of this investment; said gain was recorded as a decrease in the caption “Unrealized results, net” and an increase in the caption “Retained earnings” of the consolidated statements of changes in equity.

(h)

The following is the balance of investments at fair value through other comprehensive income (debt and equity instruments) and investments at amortized cost as of December 31, 2022 and 2021 classified by contractual maturity (without including accrued interest):

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2022		2021
	Investments at fair value through other comprehensive income	Investments at amortized cost	Investments at fair value through other comprehensive income	Investments at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)
Up to 3 months	1,610,691	—	1,597,490	—
From 3 months to 1 year	152,533	494,872	185,274	—
From 1 to 3 years	1,160,014	640,314	1,126,012	1,143,436
From 3 to 5 years	2,329,056	443,799	2,418,557	456,784
From 5 years onwards	11,464,223	1,652,154	12,302,454	1,624,954
Equity instruments (without maturity)	512,884	—	623,718	—
Total	17,229,401	3,231,139	18,253,505	3,225,174

(i)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of December 31, 2022 and 2021:

	2022
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,839,920	—	—	9,839,920
Corporate, leasing and subordinated bonds	6,709,273	864,511	418	7,574,202
Variable interest Certificates of Deposit issued by the BCRP	1,434,836	—	—	1,434,836
Bonds guaranteed by the Peruvian government	487,728	—	—	487,728
Global Bonds of the Republic of Peru	453,286	—	—	453,286
Global Bonds of the Republic of Colombia	—	80,810	—	80,810
Negotiable Certificates of Deposit issued by the BCRP	43,868	—	—	43,868
Others	33,006	—	—	33,006
Total	19,001,917	945,321	418	19,947,656

	2021
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/0	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,944,527	—	—	9,944,527
Corporate, leasing and subordinated bonds	7,342,649	809,531	—	8,152,180
Variable interest Certificates of Deposit issued by the BCRP	1,440,944	—	—	1,440,944
Global Bonds of the Republic of Peru	526,723	—	—	526,723
Bonds guaranteed by the Peruvian government	524,405	—	—	524,405
Negotiable Certificates of Deposit issued by the BCRP	179,207	—	—	179,207
Global Bonds of the Republic of Colombia	—	86,975	—	86,975
Total	19,958,455	896,506	—	20,854,961
6.	Loan, net
(a)	This caption is made up as follows:

	2022	2021
	S/(000)	S/(000)
Direct loans
Loans (*)	35,977,734	35,490,230
Credit cards and other loans (**)	6,239,314	4,814,758
Leasing	1,174,542	1,110,958
Factoring	1,011,496	867,765
Discounted notes	894,588	572,334
Advances and overdrafts	38,763	40,978
Refinanced loans	322,941	236,520
Past due and under legal collection loans	1,365,972	1,554,679
	47,025,350	44,688,222
Plus (minus)
Accrued interest from performing loans	527,615	404,923
Unearned interest and interest collected in advance	(22,112)	(22,645)
Impairment allowance for loans (d)	(2,027,855)	(2,064,917)
Total direct loans, net	45,502,998	43,005,583
Indirect loans, Note 18(a)	4,487,347	4,440,458

(*)

As of December 31, 2022 and 2021, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/1,909,375,000 and S/4,389,903,000, respectively, and is

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the consolidated statement of financial position; see Note 12(b).

(**)	As of December 31, 2022 and 2021, it includes non-revolving consumer loans related to credit card lines for approximately S/3,225,874,000 and S/2,536,448,000, respectively.

(b)	The classification of the direct loan portfolio is as follows:

	2022	2021
	S/(000)	S/(000)
Commercial loans (c.1)	21,412,126	22,118,918
Consumer loans (c.1)	14,967,799	12,514,499
Mortgage loans (c.1)	9,286,944	8,552,304
Small and micro-business loans (c.1)	1,358,481	1,502,501
Total	47,025,350	44,688,222

Following is the balance of loans under the “Reactiva Peru” program as of December 31, 2022 and 2021:

	2022	2021
	S/(000)	S/(000)
Commercial loans	1,704,203	3,848,904
Small and micro-business loans	595,744	1,047,233
Total	2,299,947	4,896,137

As of December 31, 2022 and 2021, the balance of rescheduled loans as a consequence of the Covid-19 explained in Note 1(c.2) amounted to S/5,048,978,000 and S/6,266,601,000, respectively.

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(c)

The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of December 31, 2022 and 2021. The amounts presented do not consider impairment.

	2022				2021
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	35,613,991	1,111,421	—	36,725,412	33,465,863	428,269	—	33,894,132
Standard grade	4,282,904	835,217	—	5,118,121	4,408,249	371,023	—	4,779,272
Sub-standard grade	776,603	940,391	—	1,716,994	1,918,709	1,191,914	—	3,110,623
Past due but not impaired	1,124,557	1,150,139	—	2,274,696	729,660	862,359	—	1,592,019
Impaired
Individually	—	—	45,907	45,907	—	—	41,069	41,069
Collectively	—	—	1,144,220	1,144,220	—	—	1,271,107	1,271,107
Total direct loans	41,798,055	4,037,168	1,190,127	47,025,350	40,522,481	2,853,565	1,312,176	44,688,222

	2022				2021
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	3,945,307	402,336	—	4,347,643	3,871,575	347,420	—	4,218,995
Standard grade	12,083	39,541	—	51,624	79,334	798	—	80,132
Sub-standard grade	2,051	59,953	—	62,004	33,453	82,821	—	116,274
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	9,330	9,330	—	—	12,909	12,909
Collectively	—	—	16,746	16,746	—	—	12,148	12,148
Total indirect loans	3,959,441	501,830	26,076	4,487,347	3,984,362	431,039	25,057	4,440,458

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(c.1)	The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	2022				2021
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	16,213,146	914,480	—	17,127,626	16,535,489	372,946	—	16,908,435
Standard grade	1,991,637	230,180	—	2,221,817	2,229,068	163,143	—	2,392,211
Sub-standard grade	380,679	171,648	—	552,327	1,094,980	509,141	—	1,604,121
Past due but not impaired	704,067	398,185	—	1,102,252	376,301	324,017	—	700,318
Impaired
Individually	—	—	45,907	45,907	—	—	41,069	41,069
Collectively	—	—	362,197	362,197	—	—	472,764	472,764
Total direct loans	19,289,529	1,714,493	408,104	21,412,126	20,235,838	1,369,247	513,833	22,118,918

	2022				2021
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,331,807	181,066	—	11,512,873	9,365,186	53,219	—	9,418,405
Standard grade	1,139,837	579,625	—	1,719,462	1,386,872	75,474	—	1,462,346
Sub-standard grade	60,415	542,841	—	603,256	527,381	391,980	—	919,361
Past due but not impaired	153,865	526,042	—	679,907	89,186	270,241	—	359,427
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	452,301	452,301	—	—	354,960	354,960
Total direct loans	12,685,924	1,829,574	452,301	14,967,799	11,368,625	790,914	354,960	12,514,499

	2022				2021
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	7,490,495	1,033	—	7,491,528	6,749,848	1,838	—	6,751,686
Standard grade	667,599	15,411	—	683,010	715,652	43,702	—	759,354
Sub-standard grade	334,967	200,226	—	535,193	287,750	159,549	—	447,299
Past due but not impaired	205,728	132,958	—	338,686	231,610	93,827	—	325,437
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	238,527	238,527	—	—	268,528	268,528
Total direct loans	8,698,789	349,628	238,527	9,286,944	7,984,860	298,916	268,528	8,552,304

	2022				2021
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	578,543	14,842	—	593,385	815,340	266	—	815,606
Standard grade	483,831	10,001	—	493,832	76,657	88,704	—	165,361
Sub-standard grade	542	25,676	—	26,218	8,598	131,244	—	139,842
Past due but not impaired	60,897	92,954	—	153,851	32,563	174,274	—	206,837
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	91,195	91,195	—	—	174,855	174,855
Total direct loans	1,123,813	143,473	91,195	1,358,481	933,158	394,488	174,855	1,502,501

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)	The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:
(d.1)	Direct loans

	2022				2021
Gross carrying amount of direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	40,522,481	2,853,565	1,312,176	44,688,222	34,893,278	5,744,690	2,443,936	43,081,904
New originated or purchased assets	22,393,323	—	—	22,393,323	21,545,125	—	—	21,545,125
Assets matured or derecognized (excluding write-offs)	(14,636,477)	(1,194,405)	(429,348)	(16,260,230)	(14,791,609)	(760,419)	(126,811)	(15,678,839)
Transfers to Stage 1	1,019,478	(1,014,657)	(4,821)	—	4,351,705	(3,843,213)	(508,492)	—
Transfers to Stage 2	(3,131,710)	3,161,335	(29,625)	—	(2,064,223)	2,730,130	(665,907)	—
Transfers to Stage 3	(401,017)	(317,282)	718,299	—	(810,812)	(775,058)	1,585,870	—
Write-offs	—	—	(960,918)	(960,918)	—	—	(1,444,538)	(1,444,538)
Others (*)	(3,383,889)	575,338	590,017	(2,218,534)	(3,593,568)	(316,605)	(16,412)	(3,926,585)
Foreign exchange effect	(584,134)	(26,726)	(5,653)	(616,513)	992,585	74,040	44,530	1,111,155
End of year balances	41,798,055	4,037,168	1,190,127	47,025,350	40,522,481	2,853,565	1,312,176	44,688,222

	2022				2021
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	956,456	404,881	703,580	2,064,917	180,241	1,145,207	1,659,403	2,984,851
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	503,454	—	—	503,454	397,989	—	—	397,989
Assets matured or derecognized (excluding write-offs)	(173,872)	(237,110)	(302,861)	(713,843)	(114,680)	(65,927)	(43,917)	(224,524)
Transfers to Stage 1	166,755	(163,090)	(3,665)	—	439,400	(438,283)	(1,117)	—
Transfers to Stage 2	(259,226)	268,700	(9,474)	—	(208,937)	428,732	(219,795)	—
Transfers to Stage 3	(74,178)	(88,551)	162,729	—	(116,057)	(271,149)	387,206	—
Impact on the expected credit loss for credits that change stage in the year (***)	(129,388)	176,416	340,244	387,272	(107,177)	(238,805)	239,241	(106,741)
Others (**)	(382,355)	375,448	666,581	659,674	479,443	(159,658)	13,495	333,280
Total	(348,810)	331,813	853,554	836,557	769,981	(745,090)	375,113	400,004
Write-offs	—	—	(1,021,539)	(1,021,539)	—	—	(1,525,094)	(1,525,094)
Recovery of written–off loans	—	—	155,070	155,070	—	—	181,969	181,969
Foreign exchange effect	912	592	(8,654)	(7,150)	6,234	4,764	12,189	23,187
Expected credit loss at the end of year balances	608,558	737,286	682,011	2,027,855	956,456	404,881	703,580	2,064,917

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or derecognized of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)

During 2022 and 2021, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss, see Note 30.1(d.7).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d.1.1)	The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	2022				2021
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	100,874	60,100	182,467	343,441	71,272	98,040	68,448	237,760
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	33,506	—	—	33,506	30,045	—	—	30,045
Assets derecognized or matured (excluding write-offs)	(18,984)	(37,865)	(92,529)	(149,378)	(33,005)	(12,728)	(2,726)	(48,459)
Transfers to Stage 1	41,140	(40,152)	(988)	—	26,456	(26,456)	—	—
Transfers to Stage 2	(15,952)	16,311	(359)	—	(19,847)	19,847	—	—
Transfers to Stage 3	(6,603)	(48,516)	55,119	—	(22,205)	(16,355)	38,560	—
Impact on the expected credit loss for credits that change stage in the year (**)	(31,403)	4,752	16,864	(9,787)	(16,399)	44,934	143,162	171,697
Others (*)	(57,822)	91,880	63,218	97,276	58,996	(50,913)	(44,625)	(36,542)
Total	(56,118)	(13,590)	41,325	(28,383)	24,041	(41,671)	134,371	116,741
Write-offs	—	—	(68,362)	(68,362)	—	—	(27,392)	(27,392)
Recovery of written–off loans	—	—	5,942	5,942	—	—	1,404	1,404
Foreign exchange effect	718	801	(7,073)	(5,554)	5,561	3,731	5,636	14,928
Expected credit loss at end of year	45,474	47,311	154,299	247,084	100,874	60,100	182,467	343,441

	2022				2021
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	802,421	263,219	336,041	1,401,681	85,321	901,602	1,426,470	2,413,393
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	438,109	—	—	438,109	348,647	—	—	348,647
Assets derecognized or matured (excluding write-offs)	(141,201)	(144,553)	(100,740)	(386,494)	(77,181)	(49,433)	(25,906)	(152,520)
Transfers to Stage 1	44,453	(43,487)	(966)	—	382,412	(381,300)	(1,112)	—
Transfers to Stage 2	(229,316)	234,062	(4,746)	—	(149,863)	362,940	(213,077)	—
Transfers to Stage 3	(59,129)	(13,433)	72,562	—	(77,865)	(223,051)	300,916	—
Impact on the expected credit loss for credits that change stage in the year (**)	(35,112)	163,681	293,678	422,247	(74,056)	(332,709)	(22,895)	(429,660)
Others (*)	(286,212)	198,393	580,849	493,030	364,973	(15,296)	109,462	459,139
Total	(268,408)	394,663	840,637	966,892	717,067	(638,849)	147,388	225,606
Write-offs	—	—	(886,200)	(886,200)	—	—	(1,414,948)	(1,414,948)
Recovery of written–off loans	—	—	140,438	140,438	—	—	175,287	175,287
Foreign exchange effect	(8)	(408)	(14)	(430)	33	466	1,844	2,343
Expected credit loss at end of year	534,005	657,474	430,902	1,622,381	802,421	263,219	336,041	1,401,681

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

During 2022 and 2021, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss, see Note 30.1(d.7).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2022				2021
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	12,669	42,681	99,850	155,200	11,123	62,782	114,079	187,984
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,473	—	—	1,473	2,357	—	—	2,357
Assets derecognized or matured (excluding write-offs)	(435)	(763)	(10,957)	(12,155)	(1,787)	(1,038)	(12,929)	(15,754)
Transfers to Stage 1	6,103	(6,103)	—	—	9,458	(9,458)	—	—
Transfers to Stage 2	(778)	4,871	(4,093)	—	(2,896)	9,457	(6,561)	—
Transfers to Stage 3	(467)	(1,254)	1,721	—	(1,106)	(1,753)	2,859	—
Impact on the expected credit loss for credits that change stage in the year (**)	(5,871)	4,342	11,518	9,989	(4,155)	(20,041)	(11,576)	(35,772)
Others (*)	(8,663)	(31,688)	(49,097)	(89,448)	(915)	2,170	11,800	13,055
Total	(8,638)	(30,595)	(50,908)	(90,141)	956	(20,663)	(16,407)	(36,114)
Write-offs	—	—	(2,267)	(2,267)	—	—	(2,419)	(2,419)
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect	205	199	(1,574)	(1,170)	590	562	4,597	5,749
Expected credit loss at end of year	4,236	12,285	45,101	61,622	12,669	42,681	99,850	155,200

	2022				2021
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	40,492	38,881	85,222	164,595	12,525	82,783	50,406	145,714
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	30,366	—	—	30,366	16,940	—	—	16,940
Assets derecognized or matured (excluding write-offs)	(13,252)	(53,929)	(98,635)	(165,816)	(2,707)	(2,728)	(2,356)	(7,791)
Transfers to Stage 1	75,059	(73,348)	(1,711)	—	21,074	(21,069)	(5)	—
Transfers to Stage 2	(13,180)	13,456	(276)	—	(36,331)	36,488	(157)	—
Transfers to Stage 3	(7,979)	(25,348)	33,327	—	(14,881)	(29,990)	44,871	—
Impact on the expected credit loss for credits that change stage in the year (**)	(57,002)	3,641	18,184	(35,177)	(12,567)	69,011	130,550	186,994
Others (*)	(29,658)	116,863	71,611	158,816	56,389	(95,619)	(63,142)	(102,372)
Total	(15,646)	(18,665)	22,500	(11,811)	27,917	(43,907)	109,761	93,771
Write-offs	—	—	(64,710)	(64,710)	—	—	(80,335)	(80,335)
Recovery of written–off loans	—	—	8,690	8,690	—	—	5,278	5,278
Foreign exchange effect	(3)	—	7	4	50	5	112	167
Expected credit loss at end of year	24,843	20,216	51,709	96,768	40,492	38,881	85,222	164,595

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

During 2022 and 2021, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, that led to incur in a higher provision for expected loss, see Note 30.1(d.7).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	2022				2021
Gross carrying amount of contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	3,984,362	431,039	25,057	4,440,458	4,042,757	539,112	30,062	4,611,931
New originated or purchased assets	1,829,985	—	—	1,829,985	1,667,947	—	—	1,667,947
Assets derecognized or matured	(1,470,891)	(168,603)	(9,627)	(1,649,121)	(1,887,316)	(139,391)	(13,564)	(2,040,271)
Transfers to Stage 1	25,315	(25,315)	—	—	114,321	(114,261)	(60)	—
Transfers to Stage 2	(258,992)	258,992	—	—	(136,230)	136,230	—	—
Transfers to Stage 3	(633)	(10,035)	10,668	—	(3,065)	(5,325)	8,390	—
Others (*)	(58,323)	25,454	(22)	(32,891)	(14,239)	(15,369)	—	(29,608)
Foreign exchange effect	(91,382)	(9,702)	-	(101,084)	200,187	30,043	229	230,459
End of year balances	3,959,441	501,830	26,076	4,487,347	3,984,362	431,039	25,057	4,440,458

	2022				2021
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	8,594	18,492	13,243	40,329	15,741	18,945	23,037	57,723
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	5,615	—	—	5,615	4,016	—	—	4,016
Assets derecognized or matured	(4,838)	(2,016)	(6,241)	(13,095)	(8,737)	(1,222)	(9,991)	(19,950)
Transfers to Stage 1	109	(109)	—	—	485	(474)	(11)	—
Transfers to Stage 2	(854)	854	—	—	(1,464)	1,464	—	—
Transfers to Stage 3	(57)	(171)	228	—	(754)	(294)	1,048	—
Impact on the expected credit loss for credits that change stage in the year	(47)	585	623	1,161	(138)	542	681	1,085
Others (**)	(274)	(467)	1,054	313	(1,198)	(815)	(1,565)	(3,578)
Total	(346)	(1,324)	(4,336)	(6,006)	(7,790)	(799)	(9,838)	(18,427)
Foreign exchange effect	106	1,037	29	1,172	643	346	44	1,033
Expected credit loss at the end of year balances, Note 10(a)	8,354	18,205	8,936	35,495	8,594	18,492	13,243	40,329

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or derecognized of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e)

In Management’s opinion, the allowance for loan losses recorded as of December 31, 2022 and 2021, has been established in accordance with IFRS 9; and it is sufficient to cover incurred losses on the loan portfolio.

(f)

The interest that the loan portfolio generates is freely agreed considering the interest rates prevailing on the market. In March 2021, the government published Act No. 31143, “Act Protecting Consumers of Financial Services from Usury”, through which the Congress of the Republic of Peru established that the BCRP is the entity able of setting out maximum and minimum interest rates that the Peruvian financial system can charge. In April 2021, the BCRP established the methodology for the calculation of the maximum interest rate for consumer, small and micro-business loans, which shall be updated semi-annually in May and November. The maximum interest rate for the period November 2022 - April 2023 is 87.91 percent in national currency and 68.27 percent in foreign currency (the maximum interest rate for the period November 2021 - April 2022 was 83.64 percent in national currency and 66.08 percent in foreign currency, as of December 31, 2021).

(g)	Interest income from loans classified in Stage 3 is calculated through the effective interest rate adjusted for credit quality at amortized cost.
(h)	The refinanced loans during the 2022 period amounted to approximately S/192,045,000 (S/114,747,000, during 2021) which had no significant impact on the consolidated statement of income.

During 2020, the Group modified the contractual conditions of a determined number of loans as relief for its clients’ liquidity as consequence of the Covid-19 pandemic, for a total of approximately S/12,663,960,000. Said loans are not considered as refinanced loans. As of December 31, 2022 and 2021, the balances of the rescheduled loans amount to approximately S/5,048,978,000 and S/6,266,601,000; see further detail in Note 30.1 (d.6).

Additionally, during 2022 and 2021, the Group modified the contractual conditions of a determined number of loans that were granted under the “Reactiva Peru” program, for a total amount of approximately S/133,046,000 and S/2,012,855,000, respectively. Said loans were not deemed as refinanced loans. As of December 31, 2022 and 2021, the balance of rescheduled loans amounts of approximately S/1,473,770,000 and S/1,974,180,000, respectively, see further detail in Note 30.1 (d.6).

(i)The table below presents the maturity of direct loan portfolio without including accrued interest, interest to be accrued and interest collected in advance as of December 31, 2022 and 2021:
	2022	2021
	S/(000)	S/(000)
Outstanding
Up to 1 month	4,945,881	3,345,496
From 1 to 3 months	5,708,262	5,935,876
From 3 months to 1 year	10,220,204	10,222,266
From 1 to 5 years	18,916,603	18,131,367
Over 5 years	5,868,428	5,498,538
	45,659,378	43,133,543

Past due and under legal collection loans, see (i.1) -
Up to 4 months	423,906	512,669
Over 4 months	401,508	515,237
Under legal collection	540,558	526,773
	47,025,350	44,688,222

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(i.1)	The tables below present past due and under legal collection loans for each classification of the direct loan portfolio:

	2022	2021
	S/(000)	S/(000)
Commercial loans
Up to 4 months	150,607	226,342
Over 4 months	106,081	187,670
Under legal collection	245,786	224,948
	502,474	638,960

Consumer loans
Up to 4 months	143,867	77,144
Over 4 months	220,226	205,038
Under legal collection	108,162	83,747
	472,255	365,929

Mortgage loans
Up to 4 months	30,484	32,230
Over 4 months	48,316	65,878
Under legal collection	155,587	177,418
	234,387	275,526

Small and micro-business loans
Up to 4 months	98,948	176,953
Over 4 months	26,885	56,651
Under legal collection	31,023	40,660
	156,856	274,264

See credit risk analysis in Note 30.1

(j)

Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments as well as industrial commercial pledges.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(k)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2022 and 2021, as follows:
-	Stage 2: Loans with maturity longer or shorter than 30 days, regardless the criteria that caused their classification into Stage 2.
-	Stage 3: Loans with maturity longer or shorter than 90 days, regardless the criteria that caused their classification into Stage 3.

	2022						2021
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	3,934,328	595,372	—	—	3,934,328	595,372	2,825,245	318,953	—	—	2,825,245	318,953
90 days	—	—	1,816	1,583	1,816	1,583	—	—	1,505	709	1,505	709
Maturity longer than:
30 days	604,670	160,119	—	—	604,670	160,119	459,359	104,420	—	—	459,359	104,420
90 days	—	—	1,214,387	689,364	1,214,387	689,364	—	—	1,335,728	716,114	1,335,728	716,114
Total	4,538,998	755,491	1,216,203	690,947	5,755,201	1,446,438	3,284,604	423,373	1,337,233	716,823	4,621,837	1,140,196

(k.1)The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2022 and 2021, for each classification:

	2022						2021
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Commercial loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	2,089,059	60,403	—	—	2,089,059	60,403	1,663,448	60,842	—	—	1,663,448	60,842
90 days	—	—	250	214	250	214	—	—	134	20	134	20
Maturity longer than:
30 days	127,264	5,113	—	—	127,264	5,113	136,838	17,750	—	—	136,838	17,750
90 days	—	—	433,930	163,021	433,930	163,021	—	—	538,756	195,690	538,756	195,690
Total	2,216,323	65,516	434,180	163,235	2,650,503	228,751	1,800,286	78,592	538,890	195,710	2,339,176	274,302

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2022						2021
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Consumer loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	1,500,325	511,105	—	—	1,500,325	511,105	620,485	195,221	—	—	620,485	195,221
90 days	—	—	1,356	1,194	1,356	1,194	—	—	578	509	578	509
Maturity longer than:
30 days	329,249	146,369	—	—	329,249	146,369	170,429	67,998	—	—	170,429	67,998
90 days	—	—	450,945	429,708	450,945	429,708	—	—	354,382	335,532	354,382	335,532
Total	1,829,574	657,474	452,301	430,902	2,281,875	1,088,376	790,914	263,219	354,960	336,041	1,145,874	599,260

	2022						2021
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Mortgage loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	271,622	9,266	—	—	271,622	9,266	246,833	33,713	—	—	246,833	33,713
90 days	—	—	—	—	—	—	—	—	232	83	232	83
Maturity longer than:
30 days	78,006	3,019	—	—	78,006	3,019	52,083	8,968	—	—	52,083	8,968
90 days	—	—	238,527	45,101	238,527	45,101	—	—	268,296	99,767	268,296	99,767
Total	349,628	12,285	238,527	45,101	588,155	57,386	298,916	42,681	268,528	99,850	567,444	142,531

	2022						2021
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Small and micro-business loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	73,322	14,598	—	—	73,322	14,598	294,479	29,177	—	—	294,479	29,177
90 days	—	—	210	175	210	175	—	—	561	97	561	97
Maturity longer than:
30 days	70,151	5,618	—	—	70,151	5,618	100,009	9,704	—	—	100,009	9,704
90 days	—	—	90,985	51,534	90,985	51,534	—	—	174,294	85,125	174,294	85,125
Total	143,473	20,216	91,195	51,709	234,668	71,925	394,488	38,881	174,855	85,222	569,343	124,103

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(l)The following tables present the exposure and the expected credit losses by economic sector for direct loans as of December 31, 2022 and 2021:

	2022
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Direct loans
Consumer loans	12,685,924	1,829,574	452,301	14,967,799	534,005	657,474	430,902	1,622,381	4.2%	35.9%	95.3%	10.8%
Mortgage loans	8,698,789	349,628	238,527	9,286,944	4,236	12,285	45,101	61,622	0.0%	3.5%	18.9%	0.7%
Commerce	3,837,304	402,454	173,236	4,412,994	31,844	29,009	78,028	138,881	0.8%	7.2%	45.0%	3.1%
Manufacturing	4,346,251	451,393	63,397	4,861,041	8,403	12,389	21,611	42,403	0.2%	2.7%	34.1%	0.9%
Professional, scientific and technical activities	3,529,961	298,534	64,078	3,892,573	12,056	10,186	26,497	48,739	0.3%	3.4%	41.4%	1.3%
Communications, storage and transportation	1,102,988	194,840	75,427	1,373,255	7,047	7,035	23,645	37,727	0.6%	3.6%	31.3%	2.7%
Agriculture	1,747,159	134,545	10,863	1,892,567	1,391	967	1,381	3,739	0.1%	0.7%	12.7%	0.2%
Electricity, gas, water and oil	867,431	55,187	1,652	924,270	886	462	220	1,568	0.1%	0.8%	13.3%	0.2%
Leaseholds and real estate activities	499,385	84,056	23,441	606,882	1,595	1,825	14,518	17,938	0.3%	2.2%	61.9%	3.0%
Construction and infrastructure	415,827	91,910	49,736	557,473	1,667	1,654	32,569	35,890	0.4%	1.8%	65.5%	6.4%
Others	4,067,036	145,047	37,469	4,249,552	5,428	4,000	7,539	16,967	0.1%	2.8%	20.1%	0.4%
Total direct loans	41,798,055	4,037,168	1,190,127	47,025,350	608,558	737,286	682,011	2,027,855	1.5%	18.3%	57.3%	4.3%

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2021
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Direct loans
Consumer loans	11,368,625	790,914	354,960	12,514,499	802,421	263,219	336,041	1,401,681	7.1%	33.3%	94.7%	11.2%
Mortgage loans	7,984,860	298,916	268,528	8,552,304	12,669	42,681	99,850	155,200	0.2%	14.3%	37.2%	1.8%
Commerce	4,312,851	587,020	288,015	5,187,886	66,774	56,404	128,780	251,958	1.5%	9.6%	44.7%	4.9%
Manufacturing	4,302,980	357,496	90,736	4,751,212	15,944	8,059	29,627	53,630	0.4%	2.3%	32.7%	1.1%
Professional, scientific and technical activities	3,730,237	183,600	95,722	4,009,559	22,647	9,045	31,143	62,835	0.6%	4.9%	32.5%	1.6%
Communications, storage and transportation	1,212,288	201,274	96,227	1,509,789	13,393	8,637	28,837	50,867	1.1%	4.3%	30.0%	3.4%
Agriculture	1,726,488	39,153	11,722	1,777,363	2,547	342	1,672	4,561	0.1%	0.9%	14.3%	0.3%
Electricity, gas, water and oil	863,358	55,895	260	919,513	2,856	439	161	3,456	0.3%	0.8%	61.9%	0.4%
Leaseholds and real estate activities	487,331	172,016	35,160	694,507	3,701	1,789	12,451	17,941	0.8%	1.0%	35.4%	2.6%
Construction and infrastructure	651,956	69,781	50,175	771,912	4,747	9,451	24,781	38,979	0.7%	13.5%	49.4%	5.0%
Others	3,881,507	97,500	20,671	3,999,678	8,757	4,815	10,237	23,809	0.2%	4.9%	49.5%	0.6%
Total direct loans	40,522,481	2,853,565	1,312,176	44,688,222	956,456	404,881	703,580	2,064,917	2.4%	14.2%	53.6%	4.6%

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(m)The following tables present the exposure and the expected credit losses by economic sector for indirect loans as of December 31, 2022 and 2021:

	2022
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Indirect loans
Commerce	264,926	40,527	76	305,529	309	424	49	782	0.1%	1.0%	64.5%	0.3%
Manufacturing	518,115	134,469	—	652,584	487	153	—	640	0.1%	0.1%	0.0%	0.1%
Professional, scientific and technical activities	1,183,657	75,946	485	1,260,088	1,486	700	52	2,238	0.1%	0.9%	10.7%	0.2%
Communications, storage and transportation	467,018	19,117	—	486,135	489	91	—	580	0.1%	0.5%	0.0%	0.1%
Agriculture	4,487	—	—	4,487	7	—	—	7	0.2%	0.0%	0.0%	0.2%
Electricity, gas, water and oil	155,621	—	—	155,621	135	—	—	135	0.1%	0.0%	0.0%	0.1%
Leaseholds and real estate activities	45,037	19,150	—	64,187	193	97	—	290	0.4%	0.5%	0.0%	0.5%
Construction and infrastructure	412,388	130,886	24,956	568,230	4,470	4,463	8,775	17,708	1.1%	3.4%	35.2%	3.1%
Others	908,192	81,735	559	990,486	778	12,277	60	13,115	0.1%	15.0%	10.7%	1.3%
Total indirect loans	3,959,441	501,830	26,076	4,487,347	8,354	18,205	8,936	35,495	0.2%	3.6%	34.3%	0.8%

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2021
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Indirect loans
Commerce	238,699	1,726	80	240,505	382	78	51	511	0.2%	4.5%	63.8%	0.2%
Manufacturing	409,193	357	—	409,550	288	4	—	292	0.1%	1.1%	0.0%	0.1%
Professional, scientific and technical activities	1,200,833	50,564	402	1,251,799	1,651	992	48	2,691	0.1%	2.0%	11.9%	0.2%
Communications, storage and transportation	565,359	110,311	—	675,670	416	174	—	590	0.1%	0.2%	0.0%	0.1%
Agriculture	3,190	4	16	3,210	2	—	2	4	0.1%	0.0%	12.5%	0.1%
Electricity, gas, water and oil	143,789	—	—	143,789	89	—	—	89	0.1%	0.0%	0.0%	0.1%
Leaseholds and real estate activities	72,809	16,187	—	88,996	412	250	—	662	0.6%	1.5%	0.0%	0.7%
Construction and infrastructure	501,712	168,980	24,559	695,251	4,785	4,721	13,142	22,648	1.0%	2.8%	53.5%	3.3%
Others	848,778	82,910	—	931,688	569	12,273	—	12,842	0.1%	14.8%	0.0%	1.4%
Total indirect loans	3,984,362	431,039	25,057	4,440,458	8,594	18,492	13,243	40,329	0.2%	4.3%	52.9%	0.9%

During the years 2022, 2021 and 2020, the Group decided to apply the expert judgment, which led to incur in a higher provision for expected losses, see Note 30.1(d.7).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

7.	Investment property
(a)	This caption is made up as follows:

	2022	2021	Acquisition or construction year	Hierarchy level (i)	Valuation methodology (e) 2022 / 2021
	S/(000)	S/(000)
Land
San Isidro – Lima	264,868	281,535	2009	Level 3	Appraisal
San Martín de Porres – Lima	88,182	66,408	2015	Level 3	Appraisal
Nuevo Chimbote	33,747	33,863	2021	Level 3	Appraisal
Santa Clara – Lima	26,352	17,906	2017	Level 3	Appraisal
Sullana	22,689	19,818	2012	Level 3	Appraisal
Others	8,716	9,680	-	Level 3	Appraisal/Cost
	444,554	429,210
Completed investment property - “Real Plaza” shopping malls
Talara	43,728	32,554	2015	Level 3	DCF
	43,728	32,554
Buildings
Ate Vitarte – Lima	149,720	116,432	2006	Level 3	DCF/Appraisal
Orquídeas - San Isidro – Lima	138,643	153,452	2017	Level 3	DCF
Piura (d)	123,508	116,595	2008/2020	Level 3	DCF/Appraisal
Paseo del Bosque (d)	96,194	105,398	2021	Level 3	DCF
Chorrillos – Lima (d)	81,516	67,043	2017	Level 3	DCF
Chimbote	45,069	44,212	2015	Level 3	DCF
Maestro-Huancayo	32,342	31,965	2017	Level 3	DCF
Cusco	27,513	30,852	2017	Level 3	DCF
Panorama – Lima	20,669	20,509	2016	Level 3	DCF
Pardo y Aliaga – Lima, Note 3.4(o)	16,755	19,569	2008	Level 3	DCF
Trujillo	15,815	17,681	2016	Level 3	DCF
Cercado de Lima – Lima	14,543	16,025	2017	Level 3	DCF
Others	37,148	22,957	-	Level 3	DCF
	799,435	762,690

Total	1,287,717	1,224,454

DCF: Discounted cash flow

(i)	During 2022 and 2021, there were no transfers between levels of hierarchy, see Note 3.4(z).
(ii)	As of December 31, 2022 and 2021, there are no liens on investment property.
(b)	The net gain on investment properties as of December 31, 2022, 2021 and 2020, consists of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Income from rental of investment property	65,485	57,430	39,491
Gain on valuation of investment property	19,146	21,969	5,438
Total	84,631	79,399	44,929

(c)	The movement of investment property for the years ended December 31, 2022, 2021 and 2020, is as follows:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,224,454	1,043,978	972,096
Additions (d)	34,760	156,892	61,243
Valuation gain	19,146	21,969	5,438
Net transfers, Note 3.4(o)	9,357	1,615	5,201
End of year balances	1,287,717	1,224,454	1,043,978

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)	During 2022, the main additions correspond to contributions in the participation of a property called "Rex" and disbursements related to the expansion of the educational center called “Chorrillos”.

During 2021, it mainly corresponds to the purchase of the “Paseo del Bosque” building, which was purchased from a third party.

During 2020, it mainly corresponds to outlays related to the purchase of the "Piura" building, which was purchased from a related entity.

(e)	Fair value measurement – Investment property and investment property under construction

Valuation techniques -

The discounted cash flow (“DCF”) method is used for completed shopping malls, buildings and investment property built on land leases and own lands.

This method involves the projection of a series of periodic cash flows at present value through a discount rate. The periodic calculation of the cash flows is normally determined as rental income net of operating expenses. The series of periodic net operating income, together with an estimation of the terminal value (which uses the traditional valuation method) at the end of the projection period, is discounted at present value. The sum of the net current values is equal to the investment property’s fair value.

The fair value of land is determined based on the value assigned by an external appraiser. The external appraiser uses the market comparable method, under this method a property’s fair value is estimated based on comparable transactions. The unit of comparison applied by the Group is the price per square meter. Following are the minimum ranges, maximum ranges and the average price for the land, before any adjustment:

	Minimum range	Maximum range	Average
	US$ per m2	US$ per m2	US$ per m2
San Isidro – Lima	5,000	8,800	6,761
San Martin de Porres – Lima	1,050	1,425	1,268
Piura	615	1,000	791
Ate Vitarte - Lima	1,188	1,800	1,619
Others	170	335	222

Main assumptions

Below is a brief description of the assumptions considered in the determination of cash flows as of December 31, 2022 and 2021:

-	ERV (Estimated Rental Value) -

Corresponds to the Estimated Rental Value, that is, the rent under to which the space could be rent under the market conditions prevailing at the valuation date.

-	Long-term inflation -

It is the increase of the general level of prices expected in Peru for the long term.

-	Long-term occupancy rate -

It is the expected occupancy level of lessees in the leased properties.

-	Average growth rate of rental income -

It is the rate that expresses the rental income growth and includes growth factors of the industry, inflation rates, stable exchange rate, per capita income and increasing expenses.

-	Average Net Operating Income (NOI) margin -

It is projected from the rental income from leasable areas, by property and marketing income, minus costs related to administration fees, other administrative expenses, insurance, taxes and other expenses.

-	Discount rate -

It reflects the current market risk and the uncertainty associated to obtaining cash flows.

The main assumptions used in the valuation and estimation of the market value of investment property are detailed below:

	US$ / Percentage
	2022	2021
Average ERV	US$125.9	US$99.0
Long-term inflation	3.1%	2.6%
Long-term occupancy rate	97.1%	98.4%
Average growth rate of rental income	2.9%	2.6%
Average NOI margin	93.7%	93.4%
Discount rate	10.3%	9.3%

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Sensitivity analysis -

The sensitivity analysis on the valuation of investment property, against changes in factors deemed relevant by Management, is presented below:

		2022	2021
		S/(000)	S/(000)
Average growth rate of rental income (basis) -
Increase	+0.25%	10,474	15,291
Decrease	-0.25%	(10,107)	(14,733)
Long-term inflation (basis) -
Increase	+0.25%	16,133	17,592
Decrease	-0.25%	(15,017)	(16,308)
Discount rate (basis) -
Increase	+0.5%	(47,957)	(48,381)
Decrease	-0.5%	55,135	55,881

Likewise, a significant increase (decrease) in the price per square meter of the land lots could result in a significantly higher (lower) fair value measurement.

(f)	Below are the nominal amounts of the future minimum fixed rental income of the Group’s investment property (operating leases) are as follows:

	2022	2021
Year	S/(000)	S/(000)
Within 1 year	61,557	62,880
After 1 year but not more than 5 years	241,546	231,768
Over 5 years	865,407	834,997
Total	1,168,510	1,129,645

The minimum rental income is computed considering a period between 20 and 28 years.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

8.	Property, furniture and equipment, net
(a)	The movement of property, furniture and equipment and depreciation for the years ended December 31, 2022, 2021 and 2020, is as follows:

						Right-of-use-assets
Description	Land	Buildings, facilities and leasehold improvements	Furniture and equipment	Vehicles	Assets and work-in-progress	Land	Buildings and facilities	Furniture and equipment	Total 2022	Total 2021	Total 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	185,217	571,210	641,688	1,523	57,890	69,281	296,950	2,292	1,826,051	1,781,765	1,800,466
Acquisition of Izipay, Note 1(d)	347	2,867	76,781	6	3,485	—	6,593	—	90,079	—	—
Additions	—	16,130	97,446	124	21,336	—	33,178	—	168,214	118,974	75,441
Transfers	—	36,526	8,272	—	(44,798)	—	—	—	—	—	—
Transfer (to) from investment property, Note 3.4(o)	(4,623)	(5,757)	(263)	—	—	—	—	—	(10,643)	(2,029)	(4,182)
Disposals, write-offs and others (d)	(39,735)	(20,808)	(17,858)	(420)	(3,899)	(69,281)	(56,723)	—	(208,724)	(72,659)	(89,960)
Balance as of December 31	141,206	600,168	806,066	1,233	34,014	—	279,998	2,292	1,864,977	1,826,051	1,781,765
Depreciation
Balance as of January 1	—	(309,543)	(538,038)	(824)	—	(6,751)	(154,154)	(1,623)	(1,010,933)	(937,338)	(849,523)
Depreciation of the year	—	(20,739)	(59,661)	(291)	—	(1,119)	(51,442)	(573)	(133,825)	(121,932)	(137,551)
Transfer to (from) investment property, Note 3.4(o)	—	1,253	33	—	—	—	—	—	1,286	1,038	360
Disposals, write-offs and others (d)	—	16,879	15,379	164	—	7,870	29,635	—	69,927	47,299	49,376
Balance as of December 31	—	(312,150)	(582,287)	(951)	—	—	(175,961)	(2,196)	(1,073,545)	(1,010,933)	(937,338)

Net book value	141,206	288,018	223,779	282	34,014	—	104,037	96	791,432	815,118	844,427
(b)	Financial entities in Peru are prohibited from pledging their fixed assets.
(c)

Management periodically reviews the residual values, useful life and the depreciation method to ensure they are consistent with the economic benefits and life expectation of property, furniture and equipment. In Management’s opinion, there is no evidence of impairment in property, furniture and equipment as of December 31, 2022, 2021 and 2020.

(d)

During 2022, includes the sale of a land lot, performed by Interbank, to a related entity, for US$14,100,000 (equivalent to approximately S/54,313,000), with a net disposal cost of S/44,374,000. The gain generated from the sale amounted to S/9,939,000, and was recorded as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income; see Note 21. Additionally, includes the sale of two land lots from Interseguro to a related entity, recorded as financial lease according to IFRS 16. This sale implied the derecognition of a right-of-use asset, net of depreciation, for S/59,051,000, alongside a derecognition of a right-of-use liability for S/77,305,000 (see Note 8(e)), generating a net disposal cost of S/18,253,000 and a gain amounted to S/1,841,000, presented as “Gain on sale of Property, furniture and equipment” in the caption “Other income and (expenses)” in the consolidated statement of income.

During the years 2021 and 2020, correspond mainly to assets fully depreciated and written-off, except for righ-of-use assets. Right-of-use write-offs are related to the early termination of lease agreements due to the closing of offices and less ATMs (which were located inside facilities whose operations were interrupted by the Covid-19 pandemic, see Note 1(c)). In that sense, the Group has

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

derecognized the cost for right-of-use and the cumulative depreciation of the assets related to early terminated agreements. In the same way, the Group has derecognized the future installments of said obligations, which were recorded as financial lease liabilities; see (e) below. The early termination of these agreements has not had impacts on the Group’s results.

(e)	The following table shows the book values of lease liabilities (included in the caption “Other accounts payable, provisions and other liabilties”); see Note 10(a) and the movement of the year:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2022	2021
	S/(000)	S/(000)
As of January 1	234,946	269,755
Additions	40,610	34,052
Interest expenses, Note 19(a)	9,283	14,004
Disposals (*)	(106,990)	(23,657)
Exchange differences	(2,948)	7,438
Payments	(62,320)	(66,646)
As of December 31	112,581	234,946

(*) These disposals are related to the early termination of lease agreements; see (d) above.

As of December 31, 2022 and 2021, the amortization schedule of these abligations is as follows:

	2022	2021
	S/(000)	S/(000)
2022	—	46,142
2023	38,095	38,406
2024	27,497	23,972
2025	18,571	15,877
2026 onwards	28,418	110,549
Total	112,581	234,946

The following table shows the amounts recognized in the consolidated statement of income:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Depreciation expenses of right-of-use assets	53,134	58,698	65,815
Interest expenses of lease liabilities, Note 19(a)	9,283	14,004	15,288
Expenses related to short term and low value assets leases (included in administrative expenses, see Note 25 (c))	10,958	11,841	6,781
Total amount recognized in the consolidated statement of income	73,375	84,543	87,884

During the year 2022, the Group paid its leases for approximately S/146,982,000, out of which S/62,320,000 correspond to financial lease installments recorded according to IFRS 16 “Leases”, see letter (e) above, and S/84,662,000 correspond to financial lease installments recorded according to IAS 17 “Leases” (as of December 31, 2021, payments for S/93,379,000, related to leases according to IFRS 16 for S/66,646,000 and financial leases according to IAS 17 for S/26,733,000).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

9.	Intangible assets and goodwill, net
(a)	Intangible assets

The movement of intangible assets and amortization for the years ended December 31, 2022, 2021 and 2020, is as follows:

	2022									2021	2020
Description	Software	Software development	Present value of acquired in-force business (PVIF)	Relationship with clients	Brand	Database	Other intangible assets	Goodwill (b)	Total	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	1,041,398	215,863	137,900	—	—	—	82,337	430,646	1,908,144	1,748,222	1,553,949
Acquisition of Izipay, Note 1(d)	41,817	—	—	110,042	82,546	97,016	—	238,429	569,850	—	—
Additions and transfers	222,890	(3,177)	—	—	—	—	7,557	—	227,270	170,528	196,056
Disposals and write-offs, Note 21(a)	(298)	(6,266)	—	—	—	—	(214)	—	(6,778)	(10,606)	(1,783)
Balance as of December 31	1,305,807	206,420	137,900	110,042	82,546	97,016	89,680	669,075	2,698,486	1,908,144	1,748,222
Amortization
Balance as of January 1	(776,149)	—	(57,458)	—	—	—	(29,788)	—	(863,395)	(705,637)	(574,687)
Amortization of the year	(166,291)	—	(13,790)	(8,253)	—	(7,276)	(6,791)	—	(202,401)	(157,758)	(131,199)
Disposals and write-offs	298	—	—	—	—	—	214	—	512	—	249
Balance as of December 31	(942,142)	—	(71,248)	(8,253)	—	(7,276)	(36,365)	—	(1,065,284)	(863,395)	(705,637)
Net book value	363,665	206,420	66,652	101,789	82,546	89,740	53,315	669,075	1,633,202	1,044,749	1,042,585

Management assesses periodically the amortization method used with the purpose of ensuring that it is consistent with the economic benefit of the intangible assets. In Management’s opinion, there is no evidence of impairment in the Group’s intangible assets as of December 31, 2022, 2021 and 2020.

(b)	Goodwill
Seguros Sura:

In 2017, IFS acquired 99.39 percent of Seguros Sura’s capital stock and 99.42 percent of Hipotecaria Sura’s capital stock. In March 2018, Interseguro merged with Seguro Sura, using the method of absorption, originating the transfer of all the assets and liabilities of Seguros Sura to the absorbing company and extinguishing without having to liquidate.

The goodwill resulting from the purchase of Seguros Sura and Hipotecaria Sura equivalent to S/430,646,000 represents the future synergies that are expected to arise from the combination of operations, distribution channels, workforce and other efficiencies not included in the intangible assets of the present value of acquired in-force business.

The goodwill recorded by the Group has been allocated to the CGU (cash generated unit) comprised of the merged entity.

The recoverable amount for the CGU was determined based on the income approach, specifically the dividend discount model.
As of December 31, 2022 and 2021, the key assumptions used for the calculation of fair value are:

-Perpetuity growth rate: 4.5%.

-Discount rate: 12.5% (2022 and 2021)

10-year cash flows and a perpetuity estimates were included in the dividend discount model. The estimated growth rates are based on the historical performance and the expectations of Management over the development of the market. Long-term perpetuity growth rate was determined based on reports from the sector.

The discount rate represents the assessment of the CGU specific risks. The discount rate was established considering the Company’s capital structure, the cost of capital coming from the benefits that the Group’s investors expect to obtain, from the specific risk incorporated by applying comparable individual beta factors adapted to the CGU’s debt structure and from the country and market specific risk premiums for the CGU. Beta factors are assessed on an annual basis using available market information.

The key assumptions described above can change if the market conditions and the economy change. As of December 31, 2022 and 2021, the Group estimates that the reasonableness of possible changes in these assumptions would not make the recoverable amount of the CGU decrease to an amount lower than its book value.

Izipay:

In April 2022, IFS acquired 50 percent of Izipay, through the method of step acquisitions, adjusting at fair value the previous participation held by IFS in Izipay through its Subsidiary Interbank (50 percent).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The goodwill resulting from the acquisition of Izipay, equivalent to S/ 238,429,000, represents the future synergies that are expected to arise from the combination of operations and other efficiencies not included in the intangibles of the current value of the ongoing business.

The goodwill recorded by the Group has been assigned to the CGU (cash-generating unit) consisting of the acquired entities, Izipay.

The recoverable amount for the CGU has been determined based on the method of discounted cash flows.

As of December 31, 2022, the key assumptions used for the calculation of the fair value are the following:

-Perpetual growth rate: 3%.

-Discount rate: 13.65%

5-year cash flows plus an estimation of the value at perpetuity were included in the model of discounted cash flows. The estimated growth rates are based on the historical performance and the expectations of Management over the market development. The long-term perpetual growth rate has been determined considering the upper target range of inflation established by the BCRP.

The discount rate represents the assessment of the CGU’s specific risks. The discount rate was originated considering the data obtained from market information sources.

The key assumptions described before can change if market conditions and the economy change. As of December 31, 2022, the Group estimates that the reasonableness of these possible changes in these assumptions would not originate that the recoverable amount of the CGU decreases below its book value.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

10.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	2022	2021
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	633,926	455,060
Accounts receivable related to derivative financial instruments (b)	515,800	793,361
Operations in process (d)	112,195	86,193
POS Commission accounts receivable	110,906	—
Accounts receivable from sale of investments (c)	37,987	12,366
Assets for technical reserves for claims and premiums by reinsurers	34,596	53,104
Others	24,753	22,749
	1,470,163	1,422,833
Non-financial instruments
Deferred cost of POS affiliation and registration	95,265	—
Deferred charges	92,865	75,316
Realizable assets, received as payment and seized through legal actions	27,266	26,871
Payments in advance of Income Tax	26,759	255,437
Investments in associates	22,728	99,767
POS equipment supplies (*)	18,698	—
Tax credit for General Sales Tax - IGV	17,623	—
Prepaid rights to related entity	3,399	3,399
Others	3,793	3,831
	308,396	464,621
Total	1,778,559	1,887,454
(*) Comprises the Points of Sale (“POS”) required for the rendering of the service. Their supplies are recorded at cost, which is determined by applying the weighted average method.

	2022	2021
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component, Note 3.4(d)	883,268	736,637
Other accounts payable	726,983	547,747
Third party compensation (**)	386,136	—
Accounts payable related to derivative financial instruments (b)	297,038	413,797
Operations in process (d)	184,584	169,515
Workers’ profit sharing and salaries payable	154,460	113,874
Lease liabilities, Note 8(e)	112,581	234,946
Accounts payable for acquisitions of investments (c)	53,905	17,817
Allowance for indirect loan losses, Note 6(d.2)	35,495	40,329
Accounts payable to reinsurers and coinsurers	5,648	4,215
	2,840,098	2,278,877
Non-financial instruments
Taxes payable	138,819	76,823
Provision for other contingencies	79,304	64,935
Deferred income (***)	57,001	46,145
Registration for use of POS	17,029	—
Others	6,681	10,821
	298,834	198,724
Total	3,138,932	2,477,601

(**) Accounts payable for compensations correspond mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the cards users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction was made.

(***) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions registered in Izipay related to installments pending of accrual within the contract’s term (36 months) with affiliated businesses.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)

The following table presents, as of December 31, 2022 and 2021, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts. The notional gross amount is the nominal amount of the derivative’s underlying asset and it is the base over which changes in the fair value of derivatives are measured; see Note 18(a):

	Note	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2022
Derivatives held for trading (*) -
Forward exchange contracts		58,201	27,556	6,328,060	—	Between January 2023 and December 2023	—	—
Currency swaps		77,045	141,823	2,672,533	—	Between January 2023 and March 2029	—	—
Interest rate swaps		67,737	38,551	2,424,566	—	Between January 2023 and June 2036	—	—
Cross currency swaps		—	75,489	224,485	—	January 2023	—	—
Options		99	463	80,151	—	Between January 2023 and December 2023	—	—
		203,082	283,882	11,729,795	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	13(g)	237,438	—	1,681,974	(20,199)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(i)	75,280	—	573,000	(33,565)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12(e)	—	3,916	114,420	360	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(f)	—	6,295	114,420	(355)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(g)	—	931	57,210	(225)	January 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	12(k)	—	2,014	38,140	(156)	November 2024	Due to banks	Due to banks and correspondents
		312,718	13,156	2,579,164	(54,140)
		515,800	297,038	14,308,959	(54,140)

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Note	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2021
Derivatives held for trading (*) -
Forward exchange contracts		53,421	128,250	8,631,830	—	Between January 2022 and December 2022	—	—
Interest rate swaps		40,139	30,325	2,969,027	—	Between January 2022 and June 2036	—	—
Currency swaps		220,979	162,917	4,162,325	—	Between January 2022 and April 2028	—	—
Cross currency swaps		—	92,299	234,667	—	January 2023	—	—
Options		—	6	1,816	—	Between January 2022 and June 2022	—	—
		314,539	413,797	15,999,665	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	13(g)	343,535	—	1,758,267	37,251	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(i)	135,287	—	599,700	44,735	October 2027	Senior bond	Bonds, notes and obligations outstanding
		478,822	—	2,357,967	81,986
		793,361	413,797	18,357,632	81,986

(*)

During the years 2022, 2021 and 2020, the Group recognized losses for S/4,523,000, S/60,275,000 and S/39,207,000, respectively, for valuation of derivative financial instruments held for trading, which were recorded in the caption “Net (loss) gain from financial assets at fair value through profit or loss” in the consolidated statement of income.

(i)	As of December 31, 2022 and 2021, certain derivative financial instruments hold collateral deposits; see Note 4(d).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness in 2022 and 2021. During 2022 and 2021, there were no discontinued hedges accounting.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(iv)

The future effect of current cash flow hedges on the consolidated statement of income, net of the deferred Income Tax, which will be included in the caption “Net (loss) gain of financial assets at fair value through profit or loss” when realized, is presented below::

	As of December 31, 2022				As of December 31, 2021
	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income – Income (expense)	429	(731)	(8,960)	(9,262)	1,507	20,871	22,500	44,878

The transfer of net unrealized losses on cash flow hedges to the consolidated statement of income is presented in Note 16(d) and (e).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(v)	The gain (loss) for cash flow hedges reclassified to the consolidated statement of income for the year ended as of December 31, 2022 and 2021, is as follows:

	2022	2021
	S/(000)	S/(000)
Interest expenses from cash flow hedges	(78,300)	(71,009)
Interest income from cash flow hedges	62,158	57,550
Expenses for exchange differences from cash flow hedges	(337,907)	(128,820)
Income for exchange differences from cash flow hedges	225,399	346,326
	(128,650)	204,047

These amounts offset the effects of interest rate risk and exchange rate risk of the hedged item.

The following table shows hedging instruments that the Group uses in its cash flow hedges due to maturities:

December 31, 2022	Up to 1 month	3 to 12 months	1 to 5 years	Over 5 years	Total

Cross currency swaps (CCS)
Notional	1,681,974	—	897,190	—	2,579,164
Average interest rate in US Dollars	3.38%	—	3.80%	—	—
Average interest rate in Soles	4.87%	—	5.03%	—	—
Average exchange rate Soles / US Dollar	3.26	—	3.58	—	—

December 31, 2021	Up to 1 month	3 to 12 months	1 to 5 years	Over 5 years	Total

Cross currency swaps (CCS)
Notional	—	—	1,758,267	599,700	2,357,967
Average interest rate in US Dollars	—	—	3.38%	—	—
Average interest rate in Soles	—	—	4.87%	1.88%	—
Average exchange rate Soles / US Dollar	—	—	3.26	3.24	—

(vi)

The following table shows the nominal value and the weighted average maturity of derivative and non-derivative financial instruments that are subject to the reform of the reference interest rate; see Note 3.4(ah):

	2022		2021
Derivative financial instruments	Derivative nominal value (*) S/(000)	Average term in years (*)	Derivative nominal value (*) S/(000)	Average term in years (*)
Position purchased (LIBOR is paid)
Interest rate swaps
3-month LIBOR	208,002	5.8	315,555	5.9
6-month LIBOR	278,060	8.2	301,871	9.4
	486,062		617,426
Cross currency swaps
6-month LIBOR	114,420	1.5	119,610	2.5
Total	600,482		737,036
Position sold (LIBOR is received)
Interest rate swaps
3-month LIBOR	251,873	5.3	473,042	5.0
6-month LIBOR	346,712	7.1	373,637	8.3
	598,585		846,679
Cross currency swaps
6-month LIBOR	202,142	1.8	231,246	2.7
Total	800,727		1,077,925

(*) Balances as of December 31, 2022 and 2021, that will change no later than June 30, 2023 to the new benchmark rate.

As of December 31, 2022 and 2021, the Group does not present derivative financial instruments classified as hedge accounting that are subject to the interest rate benchmark reform; see Note 3.4(ah).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2022		2021
Non-derivative financial instruments	Nominal value S/(000)	Average term in years	Nominal value S/(000)	Average term in years
Assets
Loans
1-month LIBOR	—	—	3,220	6.5
3-month LIBOR	465,494	3.8	573,727	4.1
6-month LIBOR	197,891	11.8	517,590	7.4
Total	663,385		1,094,537
Liabilities
Issuances
3-month LIBOR	1,144,200	5.0	1,196,100	5.0
Total	1,144,200		1,196,100

(c)

As of December 31, 2022 and 2021, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled at the beginning of the following month. As of said dates, the balance corresponds mainly to the purchase and sale of Sovereign Bonds issued by the Peruvian Government and Global Bonds issued by the Treasury of the United States of America.

(d)

Operations in process include transactions made during the last days of the month and other types of similar transactions that are reclassified to their corresponding accounting accounts in the following month. These transactions do not affect the consolidated statement of income.

11.	Deposits and obligations
(a)	This caption is made up as follows:

	2022	2021
	S/(000)	S/(000)
Saving deposits	20,911,746	22,541,822
Demand deposits	13,824,824	14,433,164
Time deposits (e)	12,866,602	10,954,233
Compensation for service time (c)	921,288	962,596
Other obligations	6,248	6,129
Total	48,530,708	48,897,944

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c)

In May 2022, through Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, the Peruvian government authorized clients, until December 31, 2023, to withdraw the 100 percent of these deposits. As part of this benefit, as of December 31, 2022; approximately 261,000 clients withdrew approximately S/767,470,000.

In April 2021, through Act No. 31171, the Peruvian government authorized clients to withdraw the 100 percent of these deposits accumulated until December 31, 2021. As part of this benefit, as of December 31, 2021, approximately 242,000 customers withdrew approximately S/1,630,000,000.

(d)

As of December 31, 2022 and 2021, approximately S/18,368,816,000 and S/17,180,174,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/125,603 and S/115,637, respectively.

(e)	The table below presents the balance of time deposits classified by maturity as of December 31, 2022 and 2021:
	2022	2021
	S/(000)	S/(000)
Up to 1 month	2,797,703	4,679,045
From 1 to 3 months	1,973,288	2,205,213
From 3 months to 1 year	6,788,680	3,430,805
From 1 to 5 years	1,023,473	377,889
Over 5 years	283,458	261,281
Total	12,866,602	10,954,233

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

12.	Due to banks and correspondents
(a)	This caption is comprised of the following:
	2022	2021
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	4,481,138	6,332,527
Promotional credit lines (c)	1,863,482	1,595,405
Loans received from foreign entities (d)	339,446	322,947
Loans received from Peruvian entities (k)	357,770	226,713
	7,041,836	8,477,592
Interest and commissions payable	58,810	45,257
	7,100,646	8,522,849
By term -
Short term	2,433,459	1,068,838
Long term	4,667,187	7,454,011
Total	7,100,646	8,522,849

(b)

As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(c.2), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, during 2022, Interbank took in repurchase agreements of loan portfolio for an amount of S/42,461,000 (S/4,183,571,000 during 2021, which was aimed to the “Reactiva Peru” program; Note 1(c.2)).

As of December 31, 2022, includes repurchase operations on loans represented by securities according to which Interbank received a debit in local currency for approximately S/1,909,375,000 (S/4,389,903,000 as of December 31, 2021), and gives to commercial and micro and small business loans as guarantee; see Note 6(a). As of December 31, 2022, these obligations have maturities between May 2023 and November 2025, and accrue interest at effective rates 0.50 percent; these operations accrued interest payable for approximately S/4,049,000 (as of December 31, 2021, these obligations have maturities between May 2023 and November 2025, and accrue interest at effective rates between 0.50 percent; these operations accrued interest payable for S/11,218,000).

Additionally, as of December 31, 2022, it includes repurchase agreements whereby Interbank receives Soles for approximately S/2,571,763,000 and delivers securities of its investment portfolio as guarantees. In relation to said operations, Interbank delivered Peruvian Sovereign Bonds as guarantee, which are recorded as investments at fair value through other comprehensive income and investments at amortized cost; see Note 5(b) and (d), respectively. These operations have a maturity between January 2023 and October 2024 and bear interest at effective interest rates between 0.50 percent and 8.64 percent. These operations bear interest payable for approximately S/45,150,000 (as of December 31, 2021, Interbank received a loan in Soles for approximately S/1,572,624,000, and gave as guarantee Peruvian Sovereign Bonds, which are recorded as investments at fair value through other comprehensive income and at amortized cost, see Note 5(b) and (d), with maturities between April 2023 and October 2024, and bear interest at effective interest rates between 0.50 percent and 2.04 percent, and bear interest payable for approximately S/9,746,000).

Likewise, as of December 31, 2021, corresponded to currency repurchase operations according to which Interbank receives Soles for approximately S/370,000,000, and delivers US Dollars to the BCRP (for an amount equivalent to the one received). The US Dollars delivered are recorded as restricted funds; see Note 4(d). These obligations matured in March 2022 and bore an effective interest rate between 2.74 and 3.29 percent; these operations generated interest payable for approximately S/19,925,000.

(c)

Promotional credit lines are loans in Soles and US Dollars from the Corporación Financiera de Desarrollo (“COFIDE”) and Fondo Mivivienda (“FMV”) whose purpose is to promote development in Peru. These liabilities are guaranteed by a loan portfolio up to the amount of the line and include specific agreements on the use of funds, the financial conditions to be met and other management issues. In Management’s opinion, Interbank is meeting these requirements.

As of December 31, 2022, COFIDE’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 7.67 percent, and maturities in January 2027 and in foreign currency fluctuated between 5.81 and 8.05 percent, and maturities between December 2029 and October 2034 (as of December 31, 2021, they accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 7.67 percent, and maturities in January 2027, and in foreign currency fluctuated between 5.86 percent and 8.05 percent, and maturities between December 2029 and October 2034).

As of December 31, 2022, FMV’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 5.00 percent and 8.30 percent, and maturities between January 2023 and December 2047 and in foreign currency of 7.75 percent and maturities between January 2023 and November 2028 (as of December 31, 2021, accrued in local currency, an effective annual interest rate between 5.00 and 8.30 percent, and maturities between January 2022 and December 2046, and in foreign currency, 7.75 percent and maturities between February 2022  and November 2028).

(d)	As of December 31, 2022 and 2021, corresponds to the following funding in foreign currency:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Entity	Country	Final maturity	2022	2021
			S/(000)	S/(000)
Caixabank S.A. Barcelona (e)	Spain	2024	114,420	—
JP Morgan Chase Bank NY (f)	United States of America	2024	114,420	—
Banco del Estado de Chile (g)	Chile	2025	57,210	—
Bank J. Safra Sarasin (h)	Switzerland	2023/2022	53,396	23,922
Credit Suisse First Boston (i)	Switzerland	2022	—	159,480
Development Bank of Latin America (j)	Supranational	2022	—	139,545
			339,446	322,947

As of December 31, 2022, the operations with foreign entities accrue interest at effective annual rates between 0.66 and 6.92 percent (effective annual rates between 0.43 percent and 1.62 percent, as of December 31, 2021).

(e)

Corresponds to a loan received in July 2022 for US$30,000,000 that accrues interest at a 6-month Term SOFR rate plus 1.35 percent. In July 2022, Interbank entered into a currency swap that was designated as cash flow hedge; see Note 10(b), through this operation, the loan was economically converted into a fixed rate of 7.74 percent.

(f)

Corresponds to a loan received in September 2022 for US$30,000,000 thar accrues interest at 6-month Term SOFR rate plus 1.75 percent. In September 2022, Interbank entered into a currency swap that was designated as cash flow hedge; see Note 10(b). Through this operation, the loan was economically converted into a fixed rate of 8.4 percent.

(g)

Corresponds to a loan received in December 2022 for US$15,000,000 that accrues interest at 6-month Term SOFR rate plus 1.99 percent. In December 2022, Interbank entered a currency swap that was designated as cash flow hedge; see Note 10(b). Through this operation, the loan was economically converted into a fixed rate of 8.59 percent.

(h)

Corresponds to a loan received by Inteligo Bank in December 2022 for US$14,000,000, which accrues interest at an effective annual rate of 5.61 percent, guaranteed by corporate bonds. As of December 31, 2021, corresponded to a loan received by Inteligo Bank in December 2021 for US$6,000,000, which accrued interest at an effective annual rate of 0.84 percent, and it was guaranteed by corporate bonds. See Note 5(b).

(i)

Corresponded to a loan received by Inteligo Bank in December 2021 for US$40,000,000, which accrues interest at an effective annual rate of 0.65 percent, guaranteed by corporate bonds and was totally canceled IN 2022. See Note 5(b).

(j)

Corresponded to a financing from the Development Bank of Latin America in foreign currency for US$35,000,000, equivalent to S/139,545,000, which accrues interest at a 6-month LIBOR rate plus 0.57 percent and matured in April 2022.

(k)	As of December 31, 2022 and 2021, corresponds to the following funding in local and foreign currency:

Entity	2022
	Maturity	Currency	Book value
			S/(000)
Scotiabank	Jan-23 / Oct-25	PEN	120,718
Banco de Credito del Peru	Jan-23 / Oct-23	PEN	81,644
GNB	Jan-23	PEN	71,500
Bank of China Peru (i)	Nov-24	PEN	38,140
BBVA Continental	Jan-23	USD	45,768
			357,770
Entity	2021
	Maturity	Currency	Book value
			S/(000)
Scotiabank	Jan-22	USD	99,675
GNB	Jan-22	USD	63,194
BBVA Continental	Jan-22	USD	47,844
Banco de Credito del Peru	Jan-22	PEN	16,000
			226,713
(l)

As of December 31, 2022, includes a loan received from Bank of China Peru in October 2022 for US$10,000,000, which accrues interest at a 6-month Term SOFR rate plus 1.50 percent. In October 2022, Interbank entered into a currency swap, which was designated as cash flow hedge; see Note 10(b). Through this operation, the loan was economically converted to a fixed rate of 8.18 percent.

(m)	As of December 31, 2022 and 2021, maturities are the following:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Year	2022	2021
	S/(000)	S/(000)
2022	—	1,068,838
2023	2,433,459	3,685,027
2024	1,888,657	1,639,319
2025 onwards	2,778,530	2,129,665
Total	7,100,646	8,522,849

13.	Bonds, notes and other obligations
(a)	This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	2022	2021
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program (b)
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/137,900	—	137,900
						—	137,900
Subordinated bonds – second program (b)
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	149,998	149,938
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	190,616	199,175
						340,614	349,113
Subordinated bonds – third program (b)
Third - single series (c)	Interseguro	4.84%	Semi-annually	2030	US$25,000	95,350	99,675
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	76,213	79,663
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	76,280	79,740
						247,843	259,078
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						738,457	896,091
International issuances
Subordinated bonds (d)	Interbank	4.000%	Semi-annually	2030	US$300,000	1,137,691	1,188,394
Corporate bonds (e)	Interbank	5.000%	Semi-annually	2026	S/312,000	311,522	311,401
Corporate bonds (f)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,517,661	1,584,288
Corporate bonds (g)	Interbank	3.375%	Semi-annually	2023	US$484,895	1,849,133	1,912,330
Subordinated bonds (h)	Interbank	6.625%	Semi-annually	2029	US$300,000	1,142,764	1,193,461
Senior bonds (i)	IFS	4.125%	Semi-annually	2027	US$300,000	1,074,396	1,178,000
Total international issuances						7,033,167	7,367,874
Total local and international issuances						7,771,624	8,263,965
Interest payable						134,679	125,707
Total						7,906,303	8,389,672
(*)	The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.
(b)	Subordinated bonds do not have specific guarantees and in accordance with SBS rules, qualify as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).
(c)

On September 29, 2020, Interseguro issued subordinated bonds denominated “Third Issuance of the Third Program of Subordinated Bonds Interseguro (Single Series)” for the amount of US$25,000,000, recorded in Section “Transferable Securities and Issuance Programs” of the Public Registry of the Stock Market, under the Third Program of Subordinated Bonds of Interseguro.

(d)

On June 30, 2020, Interbank placed subordinated bonds called “4.00% Subordinated Notes due 2030” for an amount of US$300,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America. The issuance date of these bonds was July 8, 2020.

Starting on July 8, 2025, prior authorization by the SBS, Interbank will be able to redeem the entirety of the bonds, having to pay a redemption price of 100 percent of the issued subordinated bonds. From that date onwards, in case Interbank does not perform the early redemption, the interest rate will increase by 371.1 basis points. After July 8, 2025, prior authorization by the SBS, Interbank will be able to redeem the entirety of the bonds, having to pay a redemption price of 100 percent of the issued subordinated bonds plus the present value of each scheduled coupon payment, discounted at the redemption date.

(e)

On September 24, 2019, Interbank placed corporate bonds denominated “5.00% Senior Notes due 2026” for S/312,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 1, 2019.

(f)

On September 25, 2019, Interbank placed corporate bonds denominated “3.25% Senior Notes due 2026” for US$400,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 4, 2019.

(g)

In January 2018, Interbank issued corporate bonds called “3.375 Senior Unsecured Notes” for US$200,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Considering the issuance of bonds in January 2018 and the exchange of bonds previously issued carried out on said date, the total balance of the "3.375 Senior Unsecured Notes" amounted to US$484,895,000.

As of December 31, 2022 and 2021, Interbank maintains fourteen cross-currency swaps for a total of US$441,000,000 (equivalent to approximately S/1,681,974,000 and S/1,758,267,000, respectively), see Note 10(b). Through these operations, part of the issued amount by these bonds was economically converted into Soles at a fixed rate of 4.88 percent.

As of December 31, 2022, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(h)	Starting in March 2024, the interest rate changes to 8.625%. Starting on that date and on any interest payment date, Interbank can redeem all the notes without penalties.
In accordance with SBS regulation, this issuance qualifies as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).
As of December 31, 2022, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.
(i)

From 2018 until July 2027, IFS, on any time, can redeem these bonds, paying a penalty equal to the United States of America Treasury rate plus 30 basis points. The payment of principal will take place on the maturity date of the bonds or when IFS redeems them.

In October 2017, IFS entered a cross currency swap for US$150,000,000 (equivalents to approximately S/573,000,000 and S/599,700,000, as of December 31, 2022 and 2021, respectively), which was designated as a cash flow hedge, see Note 10(b); through this operation part of the issued amount of these bonds was economically converted to Soles at a fix rate of 5.06 percent.

As of December 31, 2022, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(j)

International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of December 31, 2022 and 2021, the international issuances maintain mainly this common clause: submit audited financial statements on an annual basis and unaudited financial statements on a quarterly basis (both in Spanish and English). In the opinion of Group Management and its legal advisers, this clause has been met by the Group as of December 31, 2022 and 2021. In addition, Interbank maintains the following additional clauses: (i) limits regarding related party transactions that are not under market conditions and (ii) limits regarding consolidation, merger or transfer of Interbank assets. In the opinion of Interbank Management and its legal advisers, these clauses has been met by Interbank as of December 31, 2022 and 2021.

(k)	As of December 31, 2022 and 2021, the repayment schedule of these obligations is as follows:

Year	2022	2021
	S/(000)	S/(000)
2022	—	249,609
2023	2,296,506	2,261,443
2024	—	—
2025	—	—
2026 onwards	5,609,797	5,878,620
Total	7,906,303	8,389,672

14.	Insurance contract liabilities
(a)	This caption is comprised of the following:

	2022	2021
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	10,400,667	11,735,995
Technical reserves for claims (c)	201,705	222,063
	10,602,372	11,958,058
By term -
Short term	1,023,856	949,512
Long term	9,578,516	11,008,546
Total	10,602,372	11,958,058

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)	The movement of technical reserves for insurance premiums (disclosed by type of insurance) for the years ended December 31, 2022, 2021 and 2020, is as follows:

	2022						2021
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	9,923,679	618,452	892,992	40,762	260,110	11,735,995	10,448,455	745,292	746,171	38,015	320,142	12,298,075
Insurance subscriptions	319,876	—	2,882	40,220	—	362,978	482,508	115	11,770	30,411	2,562	527,366
Acquisition of Mapfre portfolio (*)	—	—	—	—	—	—	—	—	—	—	—	—
Time passage adjustments (**)	(1,482,660)	(34,745)	122,237	(27,962)	(16,933)	(1,440,063)	(1,347,987)	(126,955)	131,533	(28,112)	(62,674)	(1,434,195)
Maturities and recoveries	—	—	(66,517)	—	—	(66,517)	—	—	(65,587)	—	—	(65,587)
Exchange differencies	(157,132)	—	(34,286)	(283)	(25)	(191,726)	340,703	—	69,105	448	80	410,336
End of year balances	8,603,763	583,707	917,308	52,737	243,152	10,400,667	9,923,679	618,452	892,992	40,762	260,110	11,735,995

	2020
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	9,741,241	779,455	630,801	41,073	30,886	11,223,456
Insurance subscriptions	249,380	—	2,259	31,808	—	283,447
Acquisition of Mapfre portfolio (*)	—	—	—	—	292,499	292,499
Time passage adjustments (**)	162,654	(34,163)	110,102	(35,167)	(3,326)	200,100
Maturities and recoveries	—	—	(50,654)	—	—	(50,654)
Exchange differencies	295,180	—	53,663	301	83	349,227
End of year balances	10,448,455	745,292	746,171	38,015	320,142	12,298,075

(*)

In December 2019, SBS authorized the transfer of risk insurance contracts from Complementary Insurance for High-risk Activities (“SCTR”, by its Spanish acronym), of Mapfre Peru Vida Compañía de Seguros y Reaseguros S.A. (henceforth "Mapfre", an unrelated entity), which entered into force on January 2, 2020. The assets received by said contracts were cash and financial debt instruments of a value equivalent to S/246,101,000; also recognized a liability for technical reserves of premiums for S/292,499,000, the difference amounting to S/46,398,000, was recorded in the caption "Intangibles and goodwill, net", as part of the "Other Intangibles", see Note 9(a).

(**)	The table below presents the composition of the adjustments due to time passage as of December 31, 2022, 2021 and 2020:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2022					2021					2020
	Annuities (***)	Life insurance	General insurance	SCTR	Total	Annuities (***)	Life insurance	General insurance	SCTR	Total	Annuities (***)	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Interest rate effect (****), Note 3.4(d)	(1,484,394)	—	—	(36,586)	(1,520,980)	(1,318,573)	—	—	(73,707)	(1,392,280)	333,761	—	—	(1,225)	332,536
Aging insured population effect	(270,339)	122,237	(27,962)	(8,271)	(184,335)	(325,914)	131,533	(28,112)	(6,705)	(229,198)	(257,549)	110,102	(35,167)	(7,495)	(190,109)
Inflation and other effects	237,328	—	—	27,924	265,252	169,545	—	—	17,738	187,283	52,279	—	—	5,394	57,673
Time passage adjustments	(1,517,405)	122,237	(27,962)	(16,933)	(1,440,063)	(1,474,942)	131,533	(28,112)	(62,674)	(1,434,195)	128,491	110,102	(35,167)	(3,326)	200,100

(***)	It includes retirement (disability and survival annuities) and “Renta Particular Plus – Vitalicio”.
(****)

Comprises the variations of the market interest rate for each period. The Company uses market rates. In 2022, 2021 and 2020, the rates for annuities, retirement, disability and survival annuities and SCTR in US Dollars presented an increase, fluctuating around 6.10 percent, 3.70 percent and 3.53 percent, respectively; whereas for annuities, retirement, disability and survival annuities and SCTR in adjustable S/ presented  an increase, fluctuating around 8.14 percent, 6.84 percent and 5.07 percent, respectively; and for of annuities, retirement, disability and survival annuities and SCTR in S/ VAC presented an increase, fluctuating around 4.78 percent, 3.77 percent and 2.05 percent, respectively.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(c)	Below is the balance of technical reserves for outstanding claims (according to the type of insurance) as of December 31, 2022 and 2021:

	2022						2021
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reported claims	15,673	56,816	42,449	19,399	5,731	140,068	12,233	61,700	46,411	12,514	5,762	138,620
IBNR	—	5,855	50,201	4,984	597	61,637	—	18,352	58,911	5,383	797	83,443
	15,673	62,671	92,650	24,383	6,328	201,705	12,233	80,052	105,322	17,897	6,559	222,063

The movement of technical reserves for claims for the years ended December 31, 2022, 2021 and 2020, is as follows:

	2022
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	12,233	80,052	105,322	17,897	6,559	222,063
Claims of the period	699,977	55,272	57,104	43,343	16,189	871,885
Adjustments to prior years claims	4,027	(16,117)	—	—	(165)	(12,255)
Payments	(700,538)	(56,532)	(68,909)	(36,657)	(16,255)	(878,891)
Exchange difference	(26)	(4)	(867)	(200)	—	(1,097)
End of year balances	15,673	62,671	92,650	24,383	6,328	201,705

	2021
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	8,201	89,676	83,712	14,189	7,870	203,648
Claims of the period	713,226	75,185	134,615	27,622	15,329	965,977
Adjustments to prior years claims	4,135	(22,096)	26,629	183	(790)	8,061
Payments	(713,309)	(62,713)	(142,013)	(23,877)	(15,850)	(957,762)
Exchange difference	(20)	—	2,379	(220)	—	2,139
End of year balances	12,233	80,052	105,322	17,897	6,559	222,063

	2020
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	3,691	116,130	60,032	13,250	10,072	203,175
Claims of the period	626,106	58,841	64,133	22,278	14,269	785,627
Adjustments to prior years claims	5,011	(17,764)	36,973	(3,064)	(1,482)	19,674
Payments	(626,632)	(67,531)	(78,393)	(18,394)	(14,989)	(805,939)
Exchange difference	25	—	967	119	—	1,111
End of year balances	8,201	89,676	83,712	14,189	7,870	203,648

(d)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of December 31, 2022, 2021 and 2020, in accordance with IFRS 4.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of December 31, 2022 and 2021, are the following:

	Mortality table		Interest rate
Type	2022	2021	2022	2021
Annuities and Lifetime RPP	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		6.10% in US$ 4.78% in S/ VAC 8.14% adjustable in S/	3.70% in US$ 3.77% in S/ VAC 6.84% adjustable in S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		4.78% in S/ VAC	3.77% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		4.78% in S/ VAC	3.77% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjustable		4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of December 31, 2022 and 2021, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	2022			2021
		Variation in reserves			Variation in reserves
Variables	Reserves	Amount	Percentage	Reserves	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - basis amount
Changes in interest rate: + 100 bps	7,890,881	(712,882)	(8.29)	8,995,287	(928,392)	(9.37)
Changes in interest rate: - 100 bps	9,447,412	843,649	9.81	11,041,604	1,117,925	11.27
Changes in mortality table at 105%	8,531,246	(72,517)	(0.84)	9,823,769	(99,910)	(1.01)
Changes in mortality table at 95%	8,679,442	75,678	0.88	10,028,431	104,752	1.06
Retirements, disability and survival -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	531,597	(52,110)	(8.93)	557,818	(60,634)	(9.80)
Changes in interest rate: - 100 bps	645,981	62,274	10.67	691,971	73,519	11.89
Changes in mortality table at 105%	577,279	(6,428)	(1.10)	611,223	(7,229)	(1.17)
Changes in mortality table at 95%	590,423	6,716	1.15	626,020	7,568	1.22
SCTR insurance -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	217,035	(26,117)	(10.74)	228,990	(31,120)	(11.96)
Changes in interest rate: - 100 bps	275,699	32,548	13.39	299,710	39,600	15.22
Changes in mortality table at 105%	241,489	(1,663)	(0.68)	258,161	(1,949)	(0.75)
Changes in mortality table at 95%	244,880	1,728	0.71	262,143	2,033	0.78

15.	Deferred Income Tax asset and liability
(a)

As indicated in Note 3.4(aa), the net tax position has been met based on the separate financial statement of each Subsidiary domiciled in Peru. The following table presents a summary of the items comprising the Subsidiaries' deferred Income Tax:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2022	2021
	S/(000)	S/(000)
Deferred asset
Provision for loan portfolio and other provisions	291,634	316,208
Modification of rescheduled loan cash flows	(7,943)	4,184
Deferred income from indirect credits (stand-by letters)	2,319	3,958
Right-of-use assets	3,405	3,281
Net unrealized losses from fluctuation in investments through other comprehensive income	11,688	3,151
Unrealized (loss) gain from derivatives	245	(7,453)
Leveling of assets and liabilities	16,357	(27,773)
Recording of past-due and refinanced loans (Stages 1, 2, 3)	(74,401)	(47,746)
Tax loss	28,054	408
Deferred service income	7,485	—
Others	40,593	29,621
Deferred liability
Deemed cost of fixed assets	(61,403)	(62,125)
Amortization of intangible assets, net	(62,213)	(69,465)
Deferred cost of POS affiliation and registration	(26,980)	—
Others	(3,053)	(3,882)
Total deferred Income Tax asset, net	165,787	142,367
Deferred liability (*)
Higher value of intangibles generated by business combination, Note 1(d)	80,852	—
Higher value of IME and right-of-use generated by business combination, Note 1(d)	1,047	—
Total deferred Income Tax liability, net	81,899	—

(*) Includes S/4,642,000 in results for the period.

(b)

In Management’s opinion, the deferred Income Tax assets will be recovered from the taxable income that will be generated by each company of the Group over the coming years, including the portion that is recorded in the consolidated statement of changes in equity.

(c)	The table below presents the amounts reported in the consolidated statement of income for the years 2022, 2021 and 2020:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Current – Expense	432,392	257,252	236,652
Current – Dividend expense, Note 17(b)	30,587	39,108	(1,518)
Deferred – (Income) expense	(442)	205,752	(308,067)
	462,537	502,112	(72,933)

(d)	The table below presents the reconciliation of the effective Income Tax rate to the statutory tax rate for the Group:

	2022		2021		2020
	S/(000)%		S/(000)%		S/(000)%
Income before Income Tax	2,133,194	100.0	2,302,291	100.0	310,616	100.0
Theoretical tax	629,292	29.5	679,176	29.5	91,632	29.5
Increase (decrease) in income of Subsidiaries not domiciled in Peru	11,412	0.5	(39,498)	(1.7)	(54,020)	(17.4)
Non-taxable income, net	(244,154)	(11.4)	(224,780)	(9.8)	(131,595)	(42.4)
Permanent non-deductible expenses	61,833	2.9	69,367	3.0	28,452	9.2
Translation results non-taxable	4,154	0.2	17,847	0.8	(7,402)	(2.4)
Income Tax	462,537	21.7	502,112	21.8	(72,933)	(23.5)

16.	Equity
(a)	Capital stock and distribution of dividends –

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share.

As of December 31, 2022 and 2021, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to distribute dividends charged to profits for the year 2021 for approximately US$202,025,000 (equivalent to approximately S/751,532,000); equivalent to US$1.75 per share, which were paid on May 6, 2022.

The General Extraordinary Shareholders’ Meeting of IFS held on November 24, 2021, agreed to distribute extraordinary dividends for approximately US$75,038,000 (equivalent to approximately S/301,757,000), equivalent to US$0.65 per share, which was paid on December 20, 2021.

The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends for the year 2020 for approximately US$88,891,000 (equivalent to approximately S/332,096,000), equivalent to US$0.77 per share, which were paid on May 6, 2021.

The General Shareholders’ Meeting of IFS held on April 7, 2020, agreed to distribute dividends for the year 2019 for approximately US$202,033,000 (equivalent to approximately S/698,228,000), US$1.75 per share, which were paid on May 6, 2020.

(b)	Treasury stock -

As of December 31, 2022 and 2021, the Company and some Subsidiaries hold, 30,074 shares issued by IFS, with an acquisition cost equivalent to S/3,363,000.

(c)	Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)	Unrealized results, net -

This item is made up as follows:

	Unrealized gain (loss)
	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserve	Cash flow hedge reserve	Translation of foreign operations	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2020	264,883	1,036,159	(923,855)	(22,758)	88,476	442,905
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	(331,990)	—	—	(331,990)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	8,175	—	—	—	—	8,175
Transfer to retained earnings from realized loss from equity instruments at fair value through other comprehensive income	24,154	—	—	—	—	24,154
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	791,762	—	—	—	791,762
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(193,683)	—	—	—	(193,683)
Transfer of impairment loss on debt instruments at fair value through other comprehensive income	—	32,865	—	—	—	32,865
Variation for net unrealized loss on cash flow hedges	—	—	—	(38,924)	—	(38,924)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	24,574	—	24,574
Translation of foreign operations	—	—	—	—	76,935	76,935
Balances as of December 31, 2020	297,212	1,667,103	(1,255,845)	(37,108)	165,411	836,773
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	1,389,995	—	—	1,389,995
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	145,899	—	—	—	—	145,899
Transfer to retained earnings from realized loss from equity instruments at fair value through other comprehensive income	(451,898)	—	—	—	—	(451,898)
Unrealized loss from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(1,986,046)	—	—	—	(1,986,046)
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	—	(249,689)	—	—	—	(249,689)
Transfer of impairment recovery on debt instruments at fair value through other comprehensive income	—	(30,994)	—	—	—	(30,994)
Variation for net unrealized loss on cash flow hedges	—	—	—	68,615	—	68,615
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	13,371	—	13,371
Translation of foreign operations	—	—	—	—	95,674	95,674
Balances as of December 31, 2021	(8,787)	(599,626)	134,150	44,878	261,085	(168,300)
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	—	—	1,518,484	—	—	1,518,484
Unrealized loss from equity instruments at fair value through other comprehensive income, net of unrealized gains	(21,663)	—	—	—	—	(21,663)
Transfer to retained earnings from realized gain from equity instruments at fair value through other comprehensive income	(16,313)	—	—	—	—	(16,313)
Unrealized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	—	(1,848,192)	—	—	—	(1,848,192)
Transfer to realized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	—	14,263	—	—	—	14,263
Transfer of impairment recovery on debt instruments at fair value through other comprehensive income	—	12,746	—	—	—	12,746
Variation for net unrealized loss on cash flow hedges	—	—	—	(70,170)	—	(70,170)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	—	—	—	16,030	—	16,030
Translation of foreign operations	—	—	—	—	(50,165)	(50,165)
Balances as of December 31, 2022	(46,763)	(2,420,809)	1,652,634	(9,262)	210,920	(613,280)

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e)	Components of other comprehensive income -

The consolidated statement of comprehensive income include: (i) Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods, such as the revaluation of gain (loss) in equity instruments at fair value through other comprehensive income; which will not be reclasified to the consolidated statement of income at the time of its disposal, but will be reclasified to retained earnings; and (ii) Other comprehensive income to be reclassified to the consolidated statement of income in future periods, such as the comprehensive income of financial instruments derivatives used as cash flow hedges, debt instruments at fair value through other comprehensive income and translation for foreign operations. Below is the movement of the caption:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods:
Equity instruments at fair value through other comprehensive income
(Losses) gains on equity instruments at fair value through other comprehensive income, net	(21,663)	145,899	8,175
Subtotal	(21,663)	145,899	8,175
Non-controlling interest	(43)	231	(35)
Income Tax	(218)	31	36
Total	(21,924)	146,161	8,176
Other comprehensive income to be reclassified to the consolidated statement of income in future periods:
Debt instruments at fair value through other comprehensive income
Unrealized net (loss) gain on debt instruments at fair value through other comprehensive income	(1,848,192)	(1,986,046)	791,762
Transfer to income of unrealized net loss (gain) on debt instruments at fair value through other comprehensive income	14,263	(249,689)	(193,683)
Transfer to income of loss (recovery) for impairment on debt instruments at fair value through other comprehensive income	12,746	(30,994)	32,865
Subtotal	(1,821,183)	(2,266,729)	630,944
Non-controlling interest	(4,423)	(6,978)	2,082
Income Tax	(8,250)	(8,404)	2,643
Total	(1,833,856)	(2,282,111)	635,669
Insurance premiums reserve, Note 14(b)	1,518,484	1,389,995	(331,990)
Non-controlling interest	2,496	2,285	(546)
Total	1,520,980	1,392,280	(332,536)
Cash flow hedges:
Net (loss) gain from cash flow hedges	(70,170)	68,615	(38,924)
Transfer of net realized loss from cash flow hedge to consolidated statement of income	16,030	13,371	24,574
Subtotal	(54,140)	81,986	(14,350)
Non-controlling interest	(144)	261	(59)
Income Tax	(8,670)	15,696	(3,559)
Total	(62,954)	97,943	(17,968)
Foreign currency translation	(50,165)	95,674	76,935

(f)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of December 31, 2022 and 2021, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

The regulatory capital required for Interbank, Interseguro and Inteligo Bank is detailed below:

Interbank’s regulatory capital -

According to Legislative Decree No. 1028 and amendments, Interbank’s regulatory capital must be equal to or higher than 10 percent of the assets and contingent credits weighted by total risk represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the assets and contingent credits weighted by credit risk. However, through Multiple Official Letter No. 27358-2021 and Emergency Decree 003-2022, the SBS established that in the period between April 2021 and August 2022, the regulatory capital for financial companies shall be equal or higher than 8 percent of total risk-weighted assets and contingencies and for the period between September 2022 and March 2023, it will be of 8.5 percent. Once this period ends, the regulatory capital shall go back to the percentage initially defined (10 percent of the assets and contingent loans weighted by total risks).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

As of December 31, 2022 and 2021, in application of Legislative Decree No. 1028 and amendments, Interbank maintains the following amounts related to the risk weighted assets and contingent and regulatory capital (basic and supplementary):

	2022	2021
	S/(000)	S/(000)
Total risk weighted assets and credits	64,690,083	57,570,306
Total regulatory capital	9,754,806	9,135,614
Basic regulatory capital (Level 1)	7,016,417	6,262,096
Supplementary regulatory capital (Level 2)	2,738,389	2,873,518
Global capital to regulatory capital ratio	15.08%	15.87%

As of December 31, 2022 and 2021, Interbank has complied with SBS Resolutions No.2115-2009, No.6328-2009, No.14354-2009, No.4128-2014, “Regulations for the Regulatory Capital Requirement for Operational Risk”, “Market Risk” and “Credit Risk”, respectively, as amended. These resolutions establish, mainly, the methodologies to be applied by financial entities to calculate the assets and credits weighted per type of risk.

In July 2011, the SBS issued Resolution No. 8425-2011, modified by Resolution SBS No. 603-2016 and SBS No. 975-2016, through these resolutions establish that, to determine an additional regulatory capital level and develop a process to assess the adequacy of their regulatory capital in relation with their risk profile, which must follow the methodology described in said resolution. The additional regulatory capital requirement shall be equivalent to the amount of regulatory capital requirements calculated for each of the following components: economic cycle, concentration risk, market concentration risk and interest rate risk in the bank book, among others. As of December 31, 2022 and 2021, the additional regulatory capital estimated by Interbank amounts to approximately S/840,914,000 and S/587,350,000, respectively.

In December 2021, the SBS issued Resolution No. 3921-2021, through which it establishes the modification to the calculation of the additional regulatory capital requirement for market concentration, considering the criteria of size, interconnection, substitutability, and complexity. Likewise, it establishes an adaptation period of two years starting in December 2022.

On March 26, 2020, the SBS issued Resolution No. 1264-2020, establishing that, for the calculation of capital requirements in relation to the weighting factor for mortgage loans and non-revolving consumer loans that have been subject to rescheduling where its expiration term has been extended, will not be increased. Likewise, such Resolution authorizes to the financial entities to use the additional regulatory capital accumulated for the economic cycle component, see Note 1(c).

In that sense, Interbank has granted loan reschedulings to its clients, which consisted of modifications to the payment schedules and/or grace periods so that the original term of loans was postponed; however, according to the SBS’s indications, this term postponement has not generated that Interbank needs higher regulatory capital requirements, by the weighting factor.

In Group Management’s opinion, Interbank has complied with the requirements stablished by the aforementioned Resolution.

Interseguro’s regulatory capital -

In accordance with SBS Resolution No. 1124-2006, and its amendments, Interseguro is required to maintain a level of regulatory capital to maintain a minimum equity to support technical risks and other risks that could affect it. The regulatory capital must be higher than the amount resulting from the sum of the solvency net equity, the guarantee fund and the regulatory capital intended to cover credit risks.

The solvency net equity is represented by the higher amount between the solvency margin and the minimal capital. As of December 31, 2022 and 2021, the solvency net equity is represented by the solvency margin. The solvency margin is the complementary support that insurance entities must maintain to deal with possible situations of excess claims not foreseen in the establishment of technical reserves. The total solvency margin corresponds to the sum of the solvency margins of each branch in which Interseguro operates.

Also, the guarantee fund represents the additional equity support that insurance companies must maintain to deal with the other risks that can affect them and that are not covered by the solvency net equity, such as investment risks and other risks. The monthly amount of said fund must be equivalent to 35 percent of the solvency net equity, calculated in accordance with SBS Resolution No. 1124-2006.

As of December 31, 2022 and 2021, Interseguro’s surplus equity is as follows:

	2022	2021
	S/(000)	S/(000)
Regulatory capital	1,338,237	1,387,713
Less
Solvency equity (solvency margin)	714,875	672,551
Guarantee fund	250,207	235,393
Surplus	373,155	479,769

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Inteligo Bank’s regulatory capital –

The Central Bank of the Bahamas requires Inteligo Bank to maintain a regulatory capital of not less than 8 percent of its risk weighted assets. Inteligo Bank’s capital ratio as of December 31, 2022 and 2021 is the following:

	2022	2021
	US$(000)	US$(000)
Total eligible capital	195,806	287,196
Total risk weighted assets	959,241	1,177,296
Capital adequacy ratio (in percentage)	20.41	24.39

In Management’s opinion, its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(g)	Reserves -

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

The Board of Directors of IFS session held on April 22, 2020, agreed to constitute reserves for S/500,000,000 charged to retained earnings.

(h)	Subsidiaries’ legal and special reserves -

The Subsidiaries domiciled in Peru are required to establish a reserve equivalent to a certain percentage of their paid-in capital (20 or 35 percent, depending on their economic activity) through annual transfers of not less than 10 percent of their net income. As of December 31, 2022 and 2021, the reserves constituted by the Peruvian subsidiaries amounted to S/1,545,471,000 and S/1,397,030,000, respectively.

17.	Tax situation
(a)

IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), and are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

Also, an indirect disposal assumption arises when the total amount of the shares of the domiciled legal person whose indirect disposal is performed, is equal or greater than 40,000 Taxation Units (henceforth “UIT”, by its Spanish acronym).

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense, during 2022 and 2021, the Company has recorded a provision for S/30,587,000 and S/39,108,000, respectively, in the caption “Income Tax” of the consolidated statement of income. The recovery recognized in the year 2020 for S/1,518,000 was consequence of: (i) the decrease in the percentage of divididends distribution by Interbank in April 2020, as part of the measures adopted to alleviate the financial impact of Covid-19, which generated that IFS recorded in the year 2020 a reversal of the provision recorded as of December 31, 2019, and; (ii) lower recognition of expenses for Income Tax provision over dividends due to a lower income in Interbank for the year 2020.

(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2022, 2021 and 2020, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to inspection by the Tax Authority as of December 31, 2022:

- Interbank: Income Tax returns for the years 2018 to 2022, and Value-Added-Tax returns for the years 2018 to 2022.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-	Interseguro: Income Tax returns for the years 2018, 2019, 2021 and 2022, and Value-Added-Tax returns for the years 2018 to 2022.
-	Seguros Sura: Income Tax returns for the year 2018, and Value-Added-Tax returns for the year 2018.
-	Procesos de Medios de Pago: Income Tax returns for the years 2018 to 2022, and Value-Added-Tax returns for the years 2018 to 2022.
-	Izipay: Income Tax returns for the years 2018 to 2022, and Value-Added-Tax returns for the years 2018 to 2022.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the description of the main ongoing tax procedures for the Subsidiaries:

Interbank:

•

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and International Financial Reporting Standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

As of December 31, 2022 the tax liability requested for this concept and other minor contingencies, amounts to approximately S/290,000,000 wich includes the tax, fines and interest arrears, of which S/198,000,000 corresponded to  interest in suspense and S/92,000,000 corresponded to other minor repairs. As of December 31, 2021, the tax liability amounted to S/425,000,000 and includes taxes, fines and interest arrears; however, during the year 2022, Interbank was notified with some rulings in its favor reaffirming its position that interest in suspense does not constitute taxable income.

From the tax and legal analysis performed, Interbank´s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of the Interbank’s position; as consequence, no provision has been recorded for this contingency as of December 31, 2022 and 2021.

•

In 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. Currently, the process has been appealed and it is pending resolution by the Tax Administration.

•

In 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013., the main concept observed corresponded to the deduction of loan write-offs without proof by the SBS.

During 2021, Interbank filed a claim against the Resolution of the Tax Court (“RTF” by its Spanish acronym) that confirmed, revoked and ordered to resettle the aforementioned concepts. At the end of 2022, the Tax Court reconfirmed its ruling in the aforementioned Resolution.

In December 2022, through Resolution of Coactive Collection No. 0110060065138, SUNAT notified Interbank a deadline of 7 working days to pay the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000.

As of December 31, 2022 and 2021, the tax debt requested for this concept and other minor contingencies amounts to approximately S/62,000,000 and S/41,000,000, respectively, which comprises the tax, penalties and moratorium interest. On February 2, 2023, the required payment was made; however, the process continues in the Judiciary.

In the opinion of Interbank´s Management and its legal advisors, any additional tax settlement would not be significant for the financial statements as of December 31, 2022 and 2021.

•

In April  2019, SUNAT notified about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process and no resolutions have been issued by the Tax Administration.

•

In September and December, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2014 and 2015, respectively, which are in the appeal stage.

As of December 31, 2022 and 2021, the tax debt requested in relation to the Income Tax advance payments for the period 2015 and to the application of the additional Income Tax rate of 4.1 percent, amounted to S/14,000,000 and S/13,000,000, respectively.

•

In May 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for the year 2005 (linked to the interest in suspense). Through said notification, SUNAT

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

increased the requested tax debt from S/1,000,000 to S/35,000,000 because as a result of the Resolution of Compliance, certain previously accepted deductions by SUNAT. In June 2020, Interbank filed an Appeal against the Resolution of Compliance, which is pending of pronouncement by the Tax Court.

In December 2022, the Tax Court notified of Resolution No. 09431-9-2022, through which it revoked interest in suspense, financial pro-rata, advance payments and fines. Interbank is awaiting the Resolution of Compliance.

•

In July  2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. As of December 31, 2022 and 2021, the tax debt claimed by SUNAT amounted to S/14,000,000 and S/13,000,000, respectively. As of the date of this report, the process is on appeal, pending resolution.

•

In February 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense).  Through said notification, SUNAT rejected an excess payment of S/3,500,000 and determined a tax debt of S/23,000,000.

In December 2022, the Tax Court notified of Resolution No. 09451-1-2022, through which it revoked interest in suspense, advance payments coefficient and fines. Interbank is awaiting the Resolution of Compliance.

•

In December 2021, by letter No. 210011740110-01-SUNAT, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2017. On October 28, 2022, SUNAT notified of Resolutions of Determination No. 0120030127896 and No. 0120030127908, issued regarding the third-category Income Tax corresponding to the period 2017, without additional amounts to pay.

In November 2022, Interbank filed an appeal recourse against the aforementioned resolutions of determination. The claim appeal is pending resolution by SUNAT.

•

In June and September 2022, the Permanent Constitutional and Social Law Chamber of the Supreme Court notified Interbank of its ruling regarding the Income Tax 2004, which declared unfounde the cassation appeals by SUNAT and the Ministry of Economy and Finance, thus reaffirming the position held by Interbank in the sense that interest in suspense does not constitute taxable income. The same criterion has been adopted by the aforementioned Chamber regarding the 2001 Income Tax, according to the ruling that has been notified to Interbank in December 2022.

In the opinion of Interbank´s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of December 31, 2022 and 2021.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015. The tax debt requested by SUNAT amounts to approximately S/19,000,000. Considering that this debt corresponds to a period prior to the acquisition of Sura by the Group, if confirmed, would be assumed by the sellers. On November 12, 2020, the Tax Court issued a favorable opinion to Interseguro, revoking the Determination Resolution issued by SUNAT.

On May 03, 2021, SUNAT notified Interseguro about the beginning of the partial audit process of the Income Tax corresponding to the year 2017. On December 24, 2021, Interseguro was notified about the Resolution of Determination regarding the conclusion of the tax audit, which readjusted the loss without additional amounts or penalties payable.

In December 2022, SUNAT notified Interseguro the beginning of the fiscalization process regarding the Income Tax corresponding to the year 2020. As of the date of this report, said inspection is in process.

In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2022 and 2021.

Izipay:

As of December 31, 2022 and 2021, Izipay maintains carryforward tax losses amounting to S/82,931,174 and S/99,640,144, respectively. In application of current tax regulations, Management opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2022 and 2021.

(e)

Peruvian life insurance companies are exempted from the Income Tax on income from assets related to technical reserves for the payment of annuities and retirement, disability and survival annuities of the Private Pension Fund Administration System.

(f)

For the purpose of determining the Income Tax, the transfer prices of transactions with related companies and with companies domiciled in countries or territories that are non-cooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. On the basis of the analysis of the operations of the Group, Management and its internal legal advisors believe that, as a consequence of the application of these standards, contingencies of importance will not arise as of December 31, 2022 and 2021.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Through Legislative Decree No. 1312, published on December 31, 2016, the formal obligations for entities included within the scope of application of transfer pricing were modified, thus incorporating three new information requirements: the first is a Local Report; the second is a Master Report; and the third is a Country Report. The first entered into effect since 2017 for the operations that occurred during year 2016 and the last two since 2018 for the operations that have occurred since the fiscal year 2017.

(g)

Through Legislative Decree No.1381, published on August 24, 2018, it was incorporated in the Income Tax Act the concept of “non-cooperating” countries or territories and preferential tax regimes to which defensive measures already existing for countries and territories with low or zero taxation are imposed.

(h)

In July 2018, Act No. 30823 was published, whereby the Congress delegated power to the Executive Branch to legislate on various issues, including tax and financial matters. In this sense, the main tax regulations issued are the following:

(i)

Beginning on January 1, 2019, the treatment applicable to royalties and remuneration for services rendered by non-domiciled persons was modified, eliminating the obligation to pay the amount equivalent to the withholding due to the accounting record of the cost or expense. Now the Income Tax is withheld at the payment of the compensation. For said cost or expense to be deductible for the local company, the remuneration must have been paid to the filing date of the annual tax return for the Income Tax (Legislative Decree No. 1369).

(ii)

The rules that regulate the obligation of legal persons and/or legal entities to inform the identification of their final beneficiaries (Legislative Decree No. 1372) were established. These rules are applicable to legal entities domiciled in the country, in accordance with the provisions of Article 7 of the Income Tax Act, and legal entities established in the country. The obligation covers non-domiciled legal entities and legal entities established abroad, provided that: a) they have a branch, agency or other permanent establishment in the country; b) the natural or juridical person who manages the autonomous patrimony or the investment funds from abroad, or the natural or legal person who has the status of trustee or administrator, is domiciled in the country; c) any of the members of a consortium is domiciled in the country. This obligation will be fulfilled through the presentation to SUNAT of an informative Sworn Statement, which must contain the information of the final beneficiary and be submitted, in accordance with the regulations and within the deadlines established by SUNAT.

(iii)

The Tax Code was amended with the purpose of offering taxpayers more assurance regarding the application of the general anti-avoidance rule (Rule XVI of the Preliminary Title of the Tax Code); as well as to provide SUNAT with tools for its effective implementation (Legislative Decree No.1422).

As part of this amendment, a new assumption of joint and several liability is envisaged, when the tax debtor is subject to the application of the measures provided by Rule XVI in the event that presumed tax avoidance cases are detected; in such case, the joint and several liability shall be attributed to the legal representatives provided that they have collaborated with the design or approval or execution of actions or situations or economic relations viewed as tax avoidance in Rule XVI. In the case of companies that have a Board of Directors, it is up to this corporate body to define the tax strategy of the entity, having to decide on the approval or not of actions, situations or economic relations to be carried out within the framework of tax planning, this power being non-delegable. The actions, situations and economic relations carried out within the framework of tax planning and implemented on the date of entry into force of Legislative Decree No. 1422 (September 14, 2018) and which continue to have effect, must be evaluated by the Board of Directors of the entity for the purpose of ratification or modification until March 29, 2019, without prejudice to the fact that the management or other managers of the company have approved the aforementioned actions, situations and economic relations.

Likewise, it has been established that the application of Rule XVI, regarding the re-characterization of tax avoidance assumptions, will take place in the final inspection procedures in which acts, events or situations produced since July 19, 2012.

(iv)	Amendments to the Income Tax Act were included, effective as of January 1, 2019, to improve the tax treatment applicable to the following (Legislative Decree No. 1424):
-

Income obtained from the indirect transfer of shares of stock or capital representing participations of legal persons domiciled in the country. Among the most significant changes is the inclusion of a new indirect sale assumption, which is triggered when the total amount of the shares of the domiciled legal entity whose indirect disposal is made is equal to or higher than 40,000 UITs.

-

Permanent establishments of sole proprietorships, companies and entities of any nature incorporated abroad. For this purpose, new cases of permanent establishment have been included, among them, when the rendering of services in the country occurs, with respect to the same project, service or related one, for a period that exceeds 183 calendar days in total within any period of twelve months.

-

The system of credits against Income Tax for taxes paid abroad, to be included in the indirect tax credit (corporate tax paid by foreign subsidiaries) as credit applicable against the Income Tax of domiciled legal persons, to avoid double economic taxation.

-

The deduction of interest expenses for the determination of corporate Income Tax. In the years 2019 and 2020, it shall be applicable the debt limit set at up to three times the net equity as of December 31 of the previous year will be applicable, both to loans with related parties, and to loans with third parties contracted since September 14, 2018. Beginning in 2021, the limit for the deduction of financial expenses shall be equivalent to 30 percent of the entity’s tax EBITDA. There are some exceptions to this limitation, such as in the case of banks, taxpayers with income lower than 2,500 UITs, infrastructure, public services, among others.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(v)

Regulations have been established for the accrual of income and expenses for tax purposes beginning on January 1, 2019 (Legislative Decree No. 1425). Until year 2018, there was no rule definition of this concept, so in many cases accounting rules were used for its interpretation. In general terms, with the new criterion, for the purpose of determining the Income Tax, it shall be considered whether the substantial events for the generation of income or expense agreed upon by the parties have occurred, provided they are not subject to a subsequent condition, in which case the recognition shall take place when it is fulfilled and when collection or payment is to take place will not be taken into account; and, if the determination of the consideration depends on a future action or event, the total or part of the corresponding income or expense will be deferred until that action or event occurs.

(i)

Supreme Decree No. 430-2020-EF, published on December 31, 2020, approved the Regulation that establishes the financial information that companies of the financial system must provide to SUNAT in the fight against tax evasion and avoidance pursuant to Legislative Decree No. 1434. Such Regulation entered into force on January 1, 2021.

Considering that, said Regulation stablished the concepts that the financial entities must report to SUNAT, which are, among others, cumulative balances and/or amounts, averages or highest amounts and the returns generated in the accounts during the reporting period and are equal or higher than S/30,800 in said period. The information shall be provided to SUNAT semi-annually through informative declarations containing monthly information.

(j)	Law No. 31106 extends until December 31, 2023, the validity of all exemptions in force to date contained in Article 19 of the Income Tax Act.

On this matter, among the extended exemptions that are applicable or related to Interbank’s operations are the following:

-

Subparagraph i) of Article 19 which indicates that shall be exempted any type of fixed or variable interest rate, in local or foreign currency, that is paid for any deposit or levy pursuant to the General Act of the Banking and Insurance System and Organic Act of the Superintendence of Banking, Insurance and Private Pension Funds, Law No. 26702, as well as the capital increases of said deposits and levies, in local or foreign currency, except when said income constitute third category income.

(k)Legislative Decree No. 1529 was published on March 3, 2022, amending the Bankarization Act in order to promote the use of payment means and reduce the minimum amount for the use of payment means, according to the following:

-The minimum amount for the use of Payment Means is two thousand Soles (S/2,000) or five hundred American Dollars (US$500).

-With the purpose of improving the coverage of Payment Means and thus broaden the range of traceable operations, Article 3 of the Bankarization Act was amended in order to point out that the payment of sums of money in operations included in said article, for amounts equivalent or higher than 1 UIT, even when the payment is performed partially, can only be performed by using Payment Means contemplated by said Act.

-The payment of obligations to non-domiciled natural and/or legal persons that must be performed through the Payment Means contemplated by said Act, must be performed through either the Financial System Entities (“FSE”), or non-domiciled banking or finance companies, in the cases that the subject performs foreign trade operations, including the obligations derived from the acquisition of property and rights related to the holding of shares and other transferable securities.

-The use of Payment Means is deemed complied with only if the payment is performed directly to the lender, supplier and/or service provider, or when said payment is made to a third party designated by the former, provided that such designation is informed to SUNAT prior to the Payment.

-In no case the obligation to use Payment Means pursuant to the Act is deemed complied with when the payments are performed through banking or finance companies domiciled in either non-cooperating countries or territories, with low or zero taxation, or permanent establishments (PE) in said countries or territories.

The legislation entered into effect on April 1, 2022, with the exception of the amendment referred to the payment of non-domiciled FSEs located in low or zero taxation territories, which was set to enter into effect on January 1, 2023.

(l)On March 26, 2022, Legislative Decree No. 1539 was published. It amends the Income Tax Act in order to incorporate new methods to establish the market value of transferable securities in operations between non-related third parties. Said legislation was set to enter into effect on January 1, 2023.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

18.	Off-balance sheet accounts
(a)	The table below presents the components of this caption:

	2022	2021
	S/(000)	S/(000)
Contingent credits - indirect loans (b), Note 6(a)
Guarantees and stand-by letters	4,001,806	4,150,093
Import and export letters of credit	485,541	290,365
	4,487,347	4,440,458
Derivatives
Held for trading: Note 10(b)
Forward foreign currency agreements, see Note 30.2(b)(i):
Forward currency agreements – purchase	1,977,324	3,925,457
Forward currency agreements – sale	4,057,830	4,390,342
Forward foreign currency agreements in other currencies	292,906	316,031
Foreign currency options	80,151	1,816
Swap agreements, see Note 30.2(b)(ii):
Currency swaps: Foreign currency delivery / receipt in Soles	644,019	995,650
Currency swaps: Soles delivery / receipt in foreign currency	2,028,514	3,166,675
Cross currency swaps	224,485	234,667
Interest rate swaps	2,424,566	2,969,027
Designated as hedges: Note 10(b)
Cash flows:
Cross currency swaps	2,579,164	2,357,967
	14,308,959	18,357,632
Responsibilities for credit lines granted (cancellable) (c)	13,213,024	11,213,104
Responsibilities for credit lines – commercial and others (d)	1,545,698	969,113
Total	33,555,028	34,980,307

(b)

In the normal course of its operations, the Group performs contingent operations (indirect loans). These transactions expose the Group to additional credit risks to the amounts recognized in the consolidated statement of financial position.

The Group applies the same credit policies for granting and evaluating the provisions required for direct loans when performing contingent operations (see Note 6(a)), including obtaining guarantees when deemed necessary. Guarantees vary and include deposits in financial institutions or other assets.

Taking into account that most of the contingent operations are expected to expire without the Group having to disburse cash, the total committed amounts do not necessarily represent future cash requirements.

(c)	Responsibilities under credit lines agreements include consumer credit lines and other consumer loans that are cancellable by the Bank.

(d)

Corresponds to commitments of disbursement of future loans that Interbank has committed to carry out; provided that the borrower complies with the obligations under the corresponding loan agreements, however, they may be cancelled by Interbank.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

19.	Interest income and expenses, and similar accounts
(a)	This caption is comprised of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	4,207,420	3,274,402	3,769,716
Impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	41,110	120,193	(134,376)
Interest on investments at fair value through other comprehensive income	1,202,788	928,660	769,718
Interest on due from banks and inter-bank funds	175,401	46,273	35,906
Interest on investments at amortized cost	161,966	130,326	116,338
Dividends on financial instruments, Note 5(e) and (f)	78,928	101,736	103,294
Others	3,689	4,035	4,371
Total	5,871,302	4,605,625	4,664,967
Interest and similar expenses
Interest and fees on deposits and obligations	(863,335)	(334,212)	(522,357)
Interest on bonds, notes and other obligations	(418,821)	(433,774)	(390,586)
Interest and fees on obligations with financial institutions	(234,842)	(156,490)	(181,675)
Deposit insurance fund fees	(77,920)	(70,670)	(56,177)
Interest on lease payments, Note 8(e)	(9,283)	(14,004)	(15,288)
Others	(57,897)	(48,787)	(26,201)
Total	(1,662,098)	(1,057,937)	(1,192,284)

(*)

For rescheduled loans, during 2020, Interbank recalculated the carrying amount of these financial assets as the present value of the modified contractual cash flows, discounted at the loan’s original effective interest rate. The impact of the recalculation amounted approximately to S/134,376,000 of lower interest income for the year 2020. During 2022 and 2021, the recognition of this interest was recorded in function of the rescheduled term for approximately S/22,930,000 and S/96,627,000, respectively. Likewise, as result of the rescheduling of loans under “Reactiva Peru” program, income for approximately S/18,180,000 and S/23,566,000, respectively; was recorded. Both amounts are presented as an increase in interest income and similar income.

(b)	The amounts shown in literal (a) above, include interest income and expenses calculated using the effective interest rate (EIR), which are related to the following items:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Financial assets measured at amortized cost	4,585,897	3,571,194	3,787,584
Financial assets measured at fair value through other comprehensive income	1,202,788	928,660	769,718
Total interest from financial assets calculated at EIR	5,788,685	4,499,854	4,557,302
Financial liabilities measured at amortized cost	1,526,281	938,480	1,109,906

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

20.	Fee income from financial services, net
(a)	For the years ended December 31, 2022, 2021 and 2020, this caption is comprised of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	705,188	562,542	474,822
Income from services (acquirer and issuer role) (b)	523,313	—	—
Banking services fees	205,333	207,230	192,588
Brokerage and custody services (c)	5,836	8,457	6,858
Others	34,438	—	—

Performance obligations over time:
Funds management	153,948	184,703	151,356
Contingent loans fees	70,038	64,964	52,156
Collection services	60,931	52,955	41,124
Commission for loans rescheduling “Reactiva Peru” program	16,909	23,722	—
Others	23,259	37,293	42,207
Total (d)	1,799,193	1,141,866	961,111
Expenses
Expenses for services (acquirer and issuer role) (b)	(238,997)	—	—
Credit cards	(164,722)	(128,580)	(105,772)
Commissions Mastercard - Visa	(56,845)	—	—
Credit life insurance premiums	(54,536)	(60,231)	(59,520)
Local banks fees	(50,192)	(36,836)	(15,828)
Foreign banks fees	(24,920)	(31,767)	(15,105)
Commission for loans rescheduling “Reactiva Peru” program	(22,373)	(26,215)	—
Registry expenses	(2,046)	(3,009)	(8,151)
Brokerage and custody services (c)	(961)	(824)	(630)
Others	(46,215)	(30,596)	(32,605)
Total	(661,807)	(318,058)	(237,611)
Net	1,137,386	823,808	723,500

(b)

Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay since April 2022, month in which Izipay becomes a Subsidiary of IFS.

(c)	As of December 31, 2022, 2021 and 2020, the Group has recognized net income for transactions carried out on behalf of its clients amounting to S/4,875,000, S/7,633,000 and S/6,228,000, respectively.

(d)	Fee income by geographic distribution for the years ended December 31, 2022, 2021 and 2020 is presented below:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Geographic information
Peru	1,678,023	1,003,858	854,082
Panama	121,170	138,008	107,029
Total	1,799,193	1,141,866	961,111

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

21.	Other income and (expenses)
(a)	This caption is comprised of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Other income
Fair value adjustment of the participation held by Interbank in Izipay, note 1(d)	222,513	—	—
Maintenance, installation and sale of POS equipment	22,000	—	—
Gain from sale of written-off-loans (c)	19,177	11,848	12,962
Gain from refunds and penalties	18,783	—	—
Income from investments in associates (b)	18,713	33,378	9,068
Profit from sale of property, furniture and equipment, Note 8(d)	11,780	—	—
Services rendered to third parties	7,611	6,836	7,843
Other technical income from insurance operations	6,489	8,115	11,547
Income from ATM rentals	6,459	4,944	3,971
Others	66,677	24,377	16,726
Total other income	400,202	89,498	62,117
Other expenses
Commissions from insurance activities	(108,597)	(37,920)	(28,390)
Sundry technical insurance expenses	(67,820)	(65,757)	(47,285)
Cost of sale of POS equipment	(27,366)	—	—
Provision for sundry risk	(12,661)	(14,872)	(4,918)
Expenses related to rental income	(7,521)	(4,026)	(1,993)
Administrative and tax penalties	(7,317)	(2,672)	(543)
Write-off of intangibles, Note 9(a)	(6,266)	(10,371)	(824)
Provision for accounts receivable	(5,684)	(1,123)	(7,310)
Donations	(4,712)	(4,991)	(5,509)
Others (*)	(67,901)	(68,460)	(47,275)
Total other expenses	(315,845)	(210,192)	(144,047)
(*)

During the year 2022, corresponds mainly to expenses for operational write-offs and technological failures, among other minor expenses. During 2022 and 2021, correspond mainly to non-recurring expenses derived from the Covid-19 pandemic (implementation of safety protocols and remote working, among others).

(b)	As of December 31, 2022, includes S/5,033,000 corresponding to the participation that Interbank held in Izipay until the date of its acquisition, see Note 1(d).

(c)

During the years 2022, 2021and 2020, Interbank sold written-off loan portfolios, in cash and to non-related third parties. The nominal value of the credits sold amounted to S/973,966,000, S/501,540,000 and S/625,406,000, respectively.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

22.Net premiums earned

This caption is comprised of the following:

	Premiums assumed			Adjustment of technical reserves			Gross premiums (*)			Premiums ceded to reinsurers			Net premiums earned
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	478,159	614,899	248,025	(254,567)	(291,076)	(56,021)	223,592	323,823	192,004	—	—	—	223,592	323,823	192,004
Group life	182,944	136,743	138,360	(364)	(2,189)	281	182,580	134,554	138,641	(6,861)	(4,779)	(4,890)	175,719	129,775	133,751
Individual life	224,862	182,032	139,105	(58,204)	(76,339)	(61,978)	166,658	105,693	77,127	(6,614)	(5,494)	(4,592)	160,044	100,199	72,535
Retirement (disability and survival) (***)	8,650	8,418	9,347	(19,734)	(9,661)	11,912	(11,084)	(1,243)	21,259	(422)	(534)	(527)	(11,506)	(1,777)	20,732
Others	2	2	3	(22)	(13,595)	2,085	(20)	(13,593)	2,088	—	—	—	(20)	(13,593)	2,088
Total life insurance	894,617	942,094	534,840	(332,891)	(392,860)	(103,721)	561,726	549,234	431,119	(13,897)	(10,807)	(10,009)	547,829	538,427	421,110
Total general insurance	132,649	109,303	91,092	(12,239)	(2,405)	2,930	120,410	106,898	94,022	(42)	(58)	(151)	120,368	106,840	93,871
Total general	1,027,266	1,051,397	625,932	(345,130)	(395,265)	(100,791)	682,136	656,132	525,141	(13,939)	(10,865)	(10,160)	668,197	645,267	514,981

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due mainly to aging over time; see Note 14(b).
(***)

In April 2016, the Congress of the Republic of Peru approved the amendment of the Private Pension System Act, through which the affiliates of the Pension Fund Administrators (AFPs) who turn 65 and retire, can choose, among other existing retirement modalities, the return of 95.5 percent of the total fund available from their Individual Capitalization Account (“CIC”, by its Spanish acronym). During 2017, to offset the contraction of retirement income because of the aforementioned amendment to the SPP Act, Interseguro launched the products “Renta Particular Plus” and “Renta Particular Plus – Vitalicio”. During years 2022 and 2021, premiums collected for “Renta Particular Plus – Vitalicio” amounted to S/19,123,000 and S/57,479,000, respectively, and for “Renta Particular Plus” amounted to S/160,439,000 and S/219,347,000, respectively. As of December 31, 2022, retirement premiums amounted to S/2,220,000 (in 2021 and 2020 retirement premiums amounted to S/3,713,000 and S/1,750,000, respectively). The liability related to “Renta Particular Plus – Vitalicio“ is presented in the caption "Insurance contracts liabilities” of the consolidated statement of financial position considering that it contains an important component of insurance; and the liability of the “Renta Particular Plus” is presented in the caption "Other accounts payable, provisions and other liabilities" of the consolidated statement of financial position considering that it does not contain an important insurance component.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

23.	Net claims and benefits incurred for life insurance contracts and others

This caption is comprised of the following:

	Gross claims and benefits			Ceded claims and benefits			Net insurance claims and benefits
	2022	2021	2020	2022	2021	2020	2022	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(703,511)	(687,208)	(631,117)	—	—	—	(703,511)	(687,208)	(631,117)
Group life	(43,360)	(124,308)	(83,605)	2,649	11,222	4,868	(40,711)	(113,086)	(78,737)
Individual life	(13,743)	(37,049)	(17,495)	2,949	8,789	2,393	(10,794)	(28,260)	(15,102)
Retirement (disability and survival)	(39,393)	(53,089)	(41,076)	(5,808)	6,505	4,206	(45,201)	(46,584)	(36,870)
Others	(16,279)	(14,539)	(12,794)	(151)	11	(216)	(16,430)	(14,528)	(13,010)
General insurance	(43,344)	(27,691)	(19,214)	—	11	(1)	(43,344)	(27,680)	(19,215)
	(859,630)	(943,884)	(805,301)	(361)	26,538	11,250	(859,991)	(917,346)	(794,051)

24.	Salaries and employee benefits

This caption is comprised of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Salaries	571,343	567,938	526,909
Workers’ profit sharing	92,042	59,441	52,829
Vacations, health insurance and others	81,581	74,924	72,405
Social security	62,637	60,802	55,408
Severance indemnities	44,447	44,277	41,695
Total	852,050	807,382	749,246

The average number of employees for the years 2022, 2021 and 2020 was 8,076, 7,378 and 7,610 respectively.

25.	Administrative expenses
(a)	This caption is comprised of the following:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Services received from third parties (b)	1,104,822	909,212	704,255
Taxes and contributions	64,008	44,452	37,581
Rental expenses (c) and Note 8(e)	10,958	11,841	6,781
Total	1,179,788	965,505	748,617

(b)

Services received from third parties correspond mainly to computer equipment maintenance services, credit cards associated expenses, securities transportation services, advertising, customer loyalty programs, marketing on digital media, among others.

(c)	During the years 2022, 2021 and 2020 corresponds to disbursements made by the Group for of short term and low value assets, see Note 3.4(k).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

26.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group, as described in Note 3.4(ad):

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2020
Balance as of January 1, 2020	115,446	115,446	365	115,446
Sale of treasury stock	4	4	266	3
Purchase of treasury stock	(27)	(27)	30	(2)
Balance as of December 31, 2020	115,423	115,423		115,447
Net earnings attributable to IFS’s shareholders S/(000)				383,259
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				3.320
Year 2021
Balance as of January 1, 2021	115,423	115,423	365	115,423
Sale of treasury stock	1	1	267	1
Purchase of treasury stock	(6)	(6)	274	(5)
Balance as of December 31, 2021	115,418	115,418		115,419
Net earnings attributable to IFS’s shareholders S/(000)				1,790,155
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				15.510
Year 2022
Balance as of January 1, 2022	115,418	115,418	365	115,418
Balance as of December 31, 2022	115,418	115,418		115,418
Net earnings attributable to IFS’s shareholders S/(000)				1,660,581
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				14.388

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

27.	Transactions with shareholders, related parties and affiliated entities
(a)	The table below presents the main transactions with shareholders, related parties and affiliated companies as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020:

	2022	2021
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	99	112,096
Investments at fair value through other comprehensive income	58,378	65,357
Loans, net (b)	1,317,453	1,323,580
Accounts receivable	117,273	131,541
Other assets	32,043	8,694

Liabilities
Deposits and obligations	1,040,975	999,754
Other liabilities	3,215	12,809

Off-balance sheet accounts
Indirect loans (b)	89,707	105,604

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Income (expenses)
Interest and similar income	72,334	68,166	70,261
Rental income	31,428	30,873	18,609
Valuation of financial derivative instruments	149	180	164
Administrative expenses	(33,758)	(44,249)	(42,768)
Interest and similar expenses	(16,821)	(3,065)	(7,264)
Others, net	51,241	31,392	6,853

(b)	As of December 31, 2022 and 2021, the detail of loans is the following:

	2022			2021
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,108,276	18,832	1,127,108	1,076,393	45,522	1,121,915
Associates	209,177	70,875	280,052	247,187	60,082	307,269
	1,317,453	89,707	1,407,160	1,323,580	105,604	1,429,184

(c)

As of December 31, 2022 and 2021, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and executives of financial entities. As of December 31, 2022 and 2021, direct loans to employees, directors and executives amounted to S/211,715,000 and S/212,967,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)	The Group’s key personnel basic remuneration for the years ended December 31, 2022, 2021 and 2020, is presented below:

	2022	2021	2020
	S/(000)	S/(000)	S/(000)
Salaries	26,964	24,768	21,859
Board of Directors’ compensations	3,923	2,861	3,719
Total	30,887	27,629	25,578

(e)	In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

28.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents four operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

Payments –

It provides mainly administration services, operation and processing of credit and debit cards. Taking into account that Izipay became a subsidiary of IFS since April 2022, the results shown for this segment correspond to the nine-month period ended December 31, 2022.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the years 2022, 2021 and 2020.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The following table presents the Group’s financial information by business segments for the years ended December 31, 2022, 2021 and 2020:

	2022
	Banking (*)	Insurance	Wealth management	Payments (**)	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (***)
Third party	6,459,232	1,655,036	75,706	595,360	95,802	8,881,136
Inter-segment	(137,253)	(37)	—	—	137,290	—
Total income	6,321,979	1,654,999	75,706	595,360	233,092	8,881,136
Consolidated statement of income data
Interest and similar income	4,774,378	940,894	155,116	1,569	(655)	5,871,302
Interest and similar expenses	(1,476,942)	(130,458)	(50,306)	(1,269)	(3,123)	(1,662,098)
Net interest and similar income	3,297,436	810,436	104,810	300	(3,778)	4,209,204
(Loss) reversal on loans, net of recoveries	(832,919)	—	2,368	—	—	(830,551)
Loss due to impairment of financial investments	(732)	(26)	(11,981)	—	(13)	(12,752)
Net interest and similar income after impairment loss on loans	2,463,785	810,410	95,197	300	(3,791)	3,365,901
Fee income from financial services, net	797,711	(7,160)	163,325	258,728	(75,218)	1,137,386
Net gain on sale of financial investments	(12,341)	(6,360)	(41,747)	—	—	(60,448)
Other income	487,758	52,283	(202,736)	36,040	229,549	602,894
Total net premiums earned minus claims and benefits	—	(191,772)	—	—	(22)	(191,794)
Depreciation and amortization	(257,210)	(23,682)	(15,044)	(30,185)	(10,105)	(336,226)
Other expenses	(1,673,581)	(375,301)	(130,453)	(202,565)	34,217	(2,347,683)
Income (loss) before translation result and Income Tax	1,806,122	258,418	(131,458)	62,318	174,630	2,170,030
Exchange difference	(22,800)	(10,408)	(7,146)	2,316	1,202	(36,836)
Income Tax	(409,201)	—	(2,791)	(23,560)	(26,985)	(462,537)
Net profit (loss) for the year	1,374,121	248,010	(141,395)	41,074	148,847	1,670,657
Attributable to:
IFS’s shareholders	1,374,121	248,010	(141,395)	41,074	138,771	1,660,581
Non-controlling interest	—	—	—	—	10,076	10,076
	1,374,121	248,010	(141,395)	41,074	148,847	1,670,657
(*)	Includes 50 percent of Interbank’s participation in Izipay until March 2022, date on which Izipay becomes a subsidiary of the Group, see Note 1(d).

(**)As of December 31, 2022, the payments segment corresponds to the profit generated by Izipay during the nine-month period ended December 31, 2022.

(***)Corresponds to interest and similar income, other income and net premiums earned.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2021
	Banking (*)	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total income (**)
Third party	4,866,775	1,676,185	487,339	(49,914)	6,980,385
Inter-segment	(45,904)	—	(18,813)	64,717	—
Total income	4,820,871	1,676,185	468,526	14,803	6,980,385
Consolidated statement of income data
Interest and similar income	3,636,810	802,961	154,328	11,526	4,605,625
Interest and similar expenses	(893,060)	(117,531)	(39,840)	(7,506)	(1,057,937)
Net interest and similar income	2,743,750	685,430	114,488	4,020	3,547,688
Impairment loss on loans, net of recoveries	(379,034)	—	(2,543)	—	(381,577)
(Loss) recovery due to impairment of financial investments	(527)	33,198	(1,615)	(158)	30,898
Net interest and similar income after impairment loss on loans	2,364,189	718,628	110,330	3,862	3,197,009
Fee income from financial services, net	677,461	(6,802)	196,959	(43,810)	823,808
Net gain on sale of financial investments	100,867	145,714	42,074	268	288,923
Other income	451,637	89,002	93,978	(17,898)	616,719
Total net premiums earned minus claims and benefits	—	(272,037)	—	(42)	(272,079)
Depreciation and amortization	(245,432)	(25,035)	(14,977)	5,754	(279,690)
Other expenses	(1,542,487)	(325,242)	(128,444)	13,094	(1,983,079)
Income (loss) before translation result and Income Tax	1,806,235	324,228	299,920	(38,772)	2,391,611
Exchange difference	7,241	(51,493)	(7,570)	(37,498)	(89,320)
Income Tax	(453,198)	—	(8,805)	(40,109)	(502,112)
Net profit (loss) for the year	1,360,278	272,735	283,545	(116,379)	1,800,179
Attributable to:
IFS’s shareholders	1,360,278	272,735	283,545	(126,403)	1,790,155
Non-controlling interest	—	—	—	10,024	10,024
	1,360,278	272,735	283,545	(116,379)	1,800,179

(*)	Includes 50 percent of Interbank’s profit from Izipay, which were recorded in the caption “Other income”.
(**)	Corresponds to interest and similar income, other income and net premiums earned.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2020
	Banking (*)	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total income (**)
Third party	4,900,400	1,365,579	433,941	(19,738)	6,680,182
Inter-segment	(59,267)	—	(3,273)	62,540	—
Total income	4,841,133	1,365,579	430,668	42,802	6,680,182
Consolidated statement of income data
Interest and similar income	3,836,413	654,975	163,414	10,165	4,664,967
Interest and similar expenses	(1,053,356)	(83,992)	(51,652)	(3,284)	(1,192,284)
Net interest and similar income	2,783,057	570,983	111,762	6,881	3,472,683
Impairment loss on loans, net of recoveries	(2,393,923)	—	(21)	—	(2,393,944)
Recovery (loss) due to impairment of financial investments	170	(33,819)	745	—	(32,904)
Net interest and similar income after impairment loss on loans	389,304	537,164	112,486	6,881	1,045,835
Fee income from financial services, net	619,842	(6,056)	163,968	(54,254)	723,500
Net gain (loss) on sale of financial investments	103,773	105,038	(23,428)	—	185,383
Other income	340,372	96,641	129,987	24,351	591,351
Total net premiums earned minus claims and benefits	—	(279,070)	—	—	(279,070)
Depreciation and amortization	(234,479)	(25,590)	(14,478)	5,797	(268,750)
Other expenses	(1,299,027)	(260,405)	(113,564)	31,086	(1,641,910)
Income (loss) before translation result and Income Tax	(80,215)	167,722	254,971	13,861	356,339
Exchange difference	(5,966)	(26,591)	(3,846)	(9,320)	(45,723)
Income Tax	80,509	—	(8,000)	424	72,933
Net profit (loss) for the year	(5,672)	141,131	243,125	4,965	383,549
Attributable to:
IFS’s shareholders	(5,672)	141,131	243,125	4,675	383,259
Non-controlling interest	—	—	—	290	290
	(5,672)	141,131	243,125	4,965	383,549

(*)	Includes 50 percent of Interbank’s profit from Izipay, which were recorded in the caption “Other income”.
(**)	Corresponds to interest and similar income, other income and net premiums earned.

	2022
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	258,887	41,599	3,443	92,133	1,004	397,066
Total assets	66,977,277	14,134,224	5,102,598	902,610	365,923	87,482,632
Total liabilities	59,498,433	13,150,041	4,208,369	686,292	(106,454)	77,436,681

	2021
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	216,786	157,186	40,114	616	414,702
Total assets	68,584,019	15,254,493	5,722,539	392,858	89,953,909
Total liabilities	61,581,982	14,380,847	4,427,452	8,266	80,398,547

(*)It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2022, is S/8,851,175,000 in Peru and S/29,961,000 in Panama (for the year ended December 31, 2021, was S/6,568,484,000 in Peru and S/411,901,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2022 is S/82,508,015,000 in Peru and S/4,974,617,000 in Panama (for the year ended December 31, 2021, was S/84,391,264,000 in Peru and S/5,562,645,000 in Panama).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

29.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2022 and 2021, are presented below.

	As of December 31, 2022
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	13,193,411	13,193,411
Inter-bank funds	—	—	—	296,119	296,119
Financial investments	1,932,993	17,038,942	512,884	3,302,779	22,787,598
Loans, net	—	—	—	45,502,998	45,502,998
Due from customers on acceptances	—	—	—	45,809	45,809
Other accounts receivable and other assets, net	515,800	—	—	954,363	1,470,163
	2,448,793	17,038,942	512,884	63,295,479	83,296,098
Financial liabilities
Deposits and obligations	—	—	—	48,530,708	48,530,708
Inter-bank funds	—	—	—	30,012	30,012
Due to banks and correspondents	—	—	—	7,100,646	7,100,646
Bonds, notes and other obligations	—	—	—	7,906,303	7,906,303
Due from customers on acceptances	—	—	—	45,809	45,809
Insurance contract liabilities	—	—	—	10,602,372	10,602,372
Other accounts payable, provisions and other liabilities	297,038	—	—	2,543,060	2,840,098
	297,038	—	—	76,758,910	77,055,948

	As of December 31, 2021
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	17,104,465	17,104,465
Inter-bank funds	—	—	—	30,002	30,002
Financial investments	2,706,271	17,921,275	623,718	3,296,030	24,547,294
Loans, net	—	—	—	43,005,583	43,005,583
Due from customers on acceptances	—	—	—	152,423	152,423
Other accounts receivable and other assets, net	793,361	—	—	629,472	1,422,833
	3,499,632	17,921,275	623,718	64,217,975	86,262,600
Financial liabilities
Deposits and obligations	—	—	—	48,897,944	48,897,944
Due to banks and correspondents	—	—	—	8,522,849	8,522,849
Bonds, notes and other obligations	—	—	—	8,389,672	8,389,672
Due from customers on acceptances	—	—	—	152,423	152,423
Insurance contract liabilities	—	—	—	11,958,058	11,958,058
Other accounts payable, provisions and other liabilities	413,797	—	—	1,865,080	2,278,877
	413,797	—	—	79,786,026	80,199,823
30.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

-	Credit risk: possibility of loss due to inability or lack to pay of debtors, counterparts or third parties bound to comply with their contractual obligations.
-

Market risk: probability of loss in positions on and off the consolidated statement of financial position derived from variations in market conditions; it generally includes the following types of risk: exchange rate; fair value by interest rate, price, among others.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-	Liquidity risk: possibility of loss due to noncompliance with the requirements of financing and fund application that arise from mismatches of cash flows.
-	Insurance risk: possibility that the actual cost of claims and payments will differ from the estimates.
-	Real estate risk: possibility of significant loss in rental income due to the insolvency of the lessee or, a decrease in the market value of real estate investments.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro, Inteligo Bank and Izipay, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries.

Also, the Audit Committee is responsible of assisting the Board of Directors in the monitoring and supervising, thus helping to ensure:

-	The quality and comprehensiveness of IFS’s financial statements, including its disclosures.
-	The existence of adequate procedures to assess, objectively and periodically, the effectiveness of the internal control system over the financial report.
-	The compliance of the legal and regulatory framework.
-	The qualification and independence of external auditors.
-	The performance of external auditors.
-	The implementation by Management of an adequate internal control system, in particular the internal control system over the financial report.

The Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

Management is responsible of the preparation, presentation and comprehensiveness of the Group’s consolidated financial statements, the suitability of the principles and accounting policies it uses, the establishment and upkeeping of the internal control over the financial information, as well as the facilitation of communications among external auditors, IFS’s managers, Audit Committee and the Board of Directors.

(a)	Structure and organization of risk management -

The Group’s risk management structure and organization for each of its Subsidiaries is as follows:

(i)	Interbank -

Board of Directors

Interbank’s Board of Directors is responsible for establishing an appropriate and integral risk management and promoting an internal environment that facilitates its development. The Board is continuously informed about the exposure degree of the various risks managed by Interbank.

The Board has created several specialized committees to which it has delegated specific tasks to strengthen risk management and internal control.

Audit Committee

The Audit Committee’s main purpose is to monitor that the accounting financial reporting processes are appropriate, as well as to evaluate the activities performed by the auditors, both internal and external. The Committee is comprised of three members of the Board and the Chief Executive Officer, the Internal Auditor, the Vice-President of Corporate and Legal Affairs and other executives may also participate therein, when required. The Committee meets at least six times a year in ordinary sessions and informs the Board about the most relevant issues discussed.

Comprehensive Risk Management Committee

The Comprehensive Risk Management Committee (“GIR”, by its Spanish acronym) is responsible for approving the policies and organization for comprehensive risk management, as well as the amendments to said policies. This Committee defines the level of tolerance and the exposure degree to risk that Interbank is willing to assume in its business and also decides on the necessary actions aimed at implementing the required corrective measures in case of deviations from the levels of tolerance to risk. The Committee is comprised of two Directors, the Chief Executive Officer and the Vice-Presidents. The Committee reports monthly to the Board of Directors the main issues it has discussed and the resolutions taken in the previous meeting.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Assets and Liabilities Committee

The main purpose of the Assets and Liabilities Committee (“ALCO”) is to manage the financial structure of the statement of financial position of Interbank, based on profitability and risk targets. The ALCO is also responsible for the proposal of new products or operations that contain components of market risk. Likewise, it is the communication channel with the units that generate market risk. The ALCO meets monthly and it is comprised of the Chief Executive Officer, the Vice-Presidents of Risks, Commercial, Finance, Operations, Distribution Channels, Capital Market and the Manager of Treasury / Position Desk.

Internal Audit Division -

Risk management processes of Interbank are monitored by the Internal Audit Division, which examines both the adequacy of the procedures and the compliance with them. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

(ii)	Interseguro -

Board of Directors

The Board of Directors is responsible for the overall approach to risk management and it is responsible for the approval of the policies and strategies currently used. The Board of Directors provides the principles for overall risk management, as well as the policies prepared for specific areas, such as foreign exchange risk, interest rate risk, credit risk and the use of derivative and non-derivative financial instruments.

Audit Committee

The main purpose of the Audit Committee is to monitor that the accounting and financial reporting process are appropriate, as well as to assess the activities performed by External and Internal Auditors. The Audit Committee is comprised of three Board members who do not fulfil any executive position within Interseguro, being at least one of them an Independent Director, who leads the Committee and cannot lead any other Committee within Interseguro. The Committee sessions can be attended by the Chief Executive Officer, the Audit Manager, the External Auditors and other executives when required. The Committee meets at least six times a year in ordinary sessions and informs the Board on the most relevant issues it has addressed.

Risk Committee

The Risk Committee is a corporate body created by the Board. It is responsible of defining the business risk limits of Interseguro through the approval of risk policies and the corrective measures needed to maintain adequate levels of risk tolerance. The Risk Committee is comprised of four Board members, the Risk Manager and the Chief Executive Officer.

Investment Committee

The Investment Committee is responsible of approving the limits of each security or real estate that may be included in Interseguro’s investment portfolio. This Committee is comprised of several Board Members, the Chief Executive Officer and the Vice-President of Investments.

Internal Audit Division

Risk management processes throughout Interseguro are monitored by the Internal Audit Division, which reviews and assesses the design, scope and functioning of the internal control system and verifies the compliance of the legal requirements, policies, standards and procedures. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

(iii)	Inteligo Bank -

Inteligo Bank’s Board of Directors is responsible for the establishment and monitoring of the risk administration policies. To manage and monitor the various risks Inteligo Bank is exposed to, the Board of Directors has created the Credit and Investment Committee, the Assets and Liabilities Committee, the Credit Risk Committee and the Audit Committee.

(iv)	Izipay -

The Board of Izipay is responsible for the approval of risk management policies. Likewise, in order to monitor the risks to which Izipay is exposed, the Board has created the Risks and Compliance Committee and the Audit Committee.

The Group, through its different risk management bodies, has been monitoring and implementing in its Subsidiaries, diverse measures to address and counter the negative effects caused by the political and social context in the country and the pandemic, which began in March 2020.

(b)	Risk measurement and reporting systems -

The Group uses different models and rating tools. These tools measure and value the risk with a prospective vision, thus allowing the making of better risk decisions in the different stages or life cycle of client or product.

Said models and tools are permanently monitored and periodically validated to assure that the levels of prediction and performance are being maintained and to make the corrective actions or adjustments, when needed.

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Notes to the consolidated financial statements (continued)

(c)	Risk mitigation and risk coverage -

To mitigate its exposure to the various financial risks and provide adequate coverage, the Group has established a series of measures, among which the following stand out:

-	Policies, procedures, methodologies, models and parameters aimed to allow for the identification, measurement, control and reporting of diverse financial risks;
-	Review and assessment of diverse financial risks, through specialized units of risk screening;
-	Timely monitoring and tracking of diverse financial risks and their maintenance within a defined tolerance level;
-	Compliance with regulatory limits and establishment of internal limits for exposure concentration; and
-	Procedures for guarantees managing.

Likewise, as part of its comprehensive risk management, in certain circumstances the Group uses derivative financial instruments to mitigate its risk exposure, which arises from the variations in interest rates and foreign exchange rates.

(d)	Risk concentration -

Through its policies and procedures, the Group has established the guidelines and mechanisms needed to prevent excessive risk concentration. In case any concentration risk is identified, the Group works with specialized units that enable it to control and manage said risks.

30.1	Credit risk
(a)

The Group opts for a credit risk policy that ensures sustained and profitable growth in all its products and business segments it operates. In doing so, it applies assessment procedures for the adequate decision-making, and uses tools and methodologies that allow the identification, measurement, mitigation and control of the different risks in the most efficient manner. Likewise, the Group incorporates, develops and reviews regularly management models that allow an adequate measurement, quantification and monitoring of the loans granted by each business unit and also encouraging the continuous improvement of its policies, tools, methodologies and processes. Additionally, as consequence of the political, economic and social context that arose during 2022 and 2021, see Note 1(b), and the Covid-19 pandemic during 2020 and 2021, see Note 1(c), the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2022 and 2021 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

(b)

The Group is exposed to credit risk, which is the risk that a counterparty causes a financial loss by failing to comply with an obligation. Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk, which arise mainly in lending activities that lead to loans and investment activities that contribute with securities and other financial instruments to the Group’s asset portfolio. There is also credit risk in the financial instruments out of the consolidated statement of financial position, such as contingent credits (indirect loans), which expose the Group to risks similar to those of direct loans, being mitigated with the same control processes and policies. Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statement of financial position.

As of the date of the consolidated statement of financial position and under IFRS 9, impairment allowances are established for expected credit losses. Significant changes in the economy or in the particular situation of an economic sector that represents a concentration in the Group’s portfolio could result in losses that are different from those provisioned for as of the date of the consolidated statement of financial position.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

The Group’s exposure to credit risk is managed through the regular assessment of debtors and their potential capability to pay the principal and interest of their obligations, and through the change in exposure limits, when appropriate.

The exposure to credit risk is also mitigated, in part, through the obtaining of personal and corporate collateral. Nevertheless, there is a significant part of the financial instruments where said collateral cannot be obtained. Following is a description of the procedures and policies related to collateral management and valuation of collaterals.

Policies and procedures for management and valuation of guarantees -

Collateral required for financial assets other than the loan portfolio are determined according to the nature of the instrument. However, debt instruments, treasury papers and other financial assets are in general not guaranteed, except for securities guaranteed with similar assets and instruments.

The Group has policies and guidelines established for the management of collateral received to back loans granted. The assets that guarantee loan operations bear a certain value prior to the loan approval and the procedures for their updating are

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

described in the internal rules. To manage guarantees, the Group operates specialized divisions for the establishment, management and release of guarantees.

Collateral that back loan operations include different goods, property and financial instruments (including cash and securities). Their preferential status depends on the following conditions:

-	Easy convertibility into cash.
-	Proper legal documentation, duly registered with the corresponding public registry.
-	Do not have previous obligations that could reduce their value.
-	Their fair value must be updated.

Long-term loans and fundings granted to corporate entities are generally guaranteed. Consumer loans granted to small companies are not generally guaranteed.

Management monitors the fair value of collateral, and with the purpose of mitigating credit losses, requests additional collateral to the counterparty as soon as impairment evidence exists. The proceeds from the settlement of the collateral obtained are used to reduce or repay the outstanding claim.

In the case of derivative financial instruments, the Group maintains strict control limits on net open derivative positions (the difference between purchase and sale contracts), both in amount and term. The amount subject to credit risk is limited to the current fair value of instruments that are favorable to the Group (for example, an asset when its fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional amount used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements. Collateral or other securities are not usually obtained for credit risk exposures on these instruments.

Settlement risk arises in any situation where a payment in cash, securities or equity is made in the expectation of a corresponding receipt in cash. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

(c)	Maximum exposure to credit risk -

As of December 31, 2022 and 2021, Management estimates that the maximum credit risk to which the Group is exposed is represented by the book value of the financial assets which show a potential credit risk and consist mostly of deposits in banks, inter-bank funds, investments, loans (direct and indirect), without considering the fair value of the collateral or guarantees, derivative financial instruments transactions, receivables from insurance transactions and other monetary assets. In this sense, as of December 31, 2022 and 2021, the main captions were formed as follows:

-	74.2 percent and 77.3 percent, respectively, of cash corresponds to amounts deposited in the Group’s vaults or in the BCRP;
-	89.8 percent and 87.5 percent, respectively, of the loan portfolio is classified into the two lower credit risk categories defined by the Group under IFRS 9 (high and standard grade);
-

92.6 percent and 93.5 percent, respectively, of loans is deemed non-past-due and non-impaired. It is worth mentioning that, because of the effects of the Covid-19 pandemic, the Group has rescheduled loans that met certain requirements. The balance of rescheduled loans related to Covid-19 as of December 31, 2022 and 2021 amounts approximately to S/5,049,000,000 and S/6,267,000,000, respectively. Additionally, as a consequence of “Reactiva Peru” program, the Group has rescheduled loans that meet certain requirements, therefore, the balance of credits rescheduled under this program as of December 31, 2022 and 2021, amounts approximately to S/1,473,770,000 and S/1,974,180,000, respectively.

-

88.0 percent and 91.8 percent, respectively, of investments at fair value through other comprehensive income and investments at amortized cost have at least an investment grade (BBB- or higher) or are debt instruments issued by the BCRP or the Peruvian Government; and

-	97.7 percent and 98.1 percent of accounts receivable from insurance premiums and leases of the investment properties is deemed non-past due and non-impaired.
-

In addition, as of December 31, 2022 and 2021, the Group holds loans (direct and indirect) and investments in fixed income instruments issued by entities related to the infrastructure sector that, in recent years, have been exposed to local and international events, for an amount of approximately of S/712,662,000 (S/163,534,000 in direct loans and S/549,128,000 in indirect loans) and S/1,036,763,000, respectively (S/1,055,904,000 (S/334,375,000 in direct loans and S/721,529,000 in indirect loans) and S/911,756,000, respectively, as of December 31, 2021).

(d)	Impairment assessment for loan portfolios -

The main objective of the impairment requirements is to recognize expected credit losses during the average life of financial instruments when there has been a significant increase in credit risk after the initial recognition — as evaluated on a collective or individual basis — considering all reasonable and sustainable information, including that which refers to the future. If the financial instrument does not show a significant increase in credit risk after the initial recognition, the provision for credit losses shall be calculated as 12-month expected credit losses (Stage 1), as defined in Note 3.4(i).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Under some circumstances, entities may not have reasonable and sustainable information available without disproportionate effort or cost to measure the expected credit losses during the lifetime of the asset on an individual instrument basis. In that case, expected credit losses during the asset’s lifetime shall be recognized on a collective basis considering information about the overall credit risk. The financial assets for which the Group calculates the expected loss under a collective assessment include:

-

All direct and indirect (contingent) loans related to stand-by letters, guarantees, bank guarantees and letters of credit. Except for short-term reasons, certain clients that belong to the infrastructure sector.

-	Debt instruments measured at amortized cost or at fair value through other comprehensive income.

The expected credit loss is estimated collectively for each loan portfolio with shared similar risk characteristics. Not only default indicators, but all information such as: macroeconomic projections, type of instrument, credit risk ratings, types of guarantees, date of initial recognition, remaining time to maturity, among other indicators.

For the collective impairment assessment, the financial assets are grouped based on the Group's internal credit rating system, which considers credit risk characteristics, such as: type of asset, economic sector, geographical location, type of guarantee, among other relevant factors.

Expected losses are calculated under the identification and multiplication of the following risk parameters:

-

Probability of Default (PD): It is the likelihood of a default over a particular time horizon that the counterpart will be unable to meet its debt obligations in a certain term and with it is cataloged as default.

-	Loss Given Default (LGD): Measures the loss in percentage terms on total exposure at default (see Exposure at default).

-Exposure at Default (EAD): Represents the total value that the Group can lose upon default of a counterpart.

(d.1)	Definition of default:

In accordance with IFRS 9, the Group determines that there is default on a financial asset when:

-	The borrower is unlikely to pay their credit obligations to the Group in full, without recourse by the Group to actions such as realizing guarantee (if applicable); or
-	The borrower is past due by more than 90 days on any material credit obligation to the Group.

In assessing whether a borrower presents default, the Group considers the following indicators:

-Qualitative: contracts in judicial and prejudicial proceedings.

-Quantitative: contracts in default for more than 90 days; and

-	Based on data prepared internally and obtained from external sources such as:
-	Significant changes in indicators of credit risk
-	Significant changes in external market indicators
-	Real or expected significant change in the external and/or internal credit rating
-	Existing or forecast adverse changes in the business, economic or financial conditions that are expected to cause a significant change in the borrower’s ability to meet their debt obligations.
-	Real or expected significant change in the operating results of the borrower
-	Existing or future adverse changes in the regulatory, economic or technological environment of the borrower that results in a significant change in their ability to meet their debt obligations.

Likewise, losses recognized in the period are affected by several factors, such as:

-

Financial assets moving from Stage 1 to Stage 2 or Stage 3 because there has been a significant increase in their risk since initial recognition or they present impairment at the analysis date, respectively. As a result, lifetime expected losses are calculated.

-	Impact on the measurement of expected losses due to changes in PD, EAD and LGD resulting from the update of the inputs used.
-	Impact on the measurement of expected losses due to changes in the models and assumptions used.
-	Additional provisions for new financial instruments reported during the period.
-	Periodic reversals of the discount of expected losses due to the passage of time, as they are measured based on the present value.
-	Financial assets written off during the period.
-	Exchange difference arising from financial assets denominated in foreign currency.

(d.1.1)Internal rating and PD:

The Group’s loans are segmented into homogeneous groups with shared similar credit risk characteristics as detailed below:

-	Personal Banking (credit cards, mortgages, payroll loans, consumer loans and vehicular loans)
-	Small Business Banking (segments S1, S2 and S3)
-	Commercial Banking (Corporate, Institutional, Companies and Real estate)

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

In the case of Interbank, its Credit Risk Department determines its risk level according to the following classification, as of December 31, 2022 and 2021:

2022
		High grade	Standard grade	Grade lower than standard
Banking	Segment	PD less or equal (*)	PD range (*)	PD equal or higher (*)

	Credit card	7.36%	7.37% - 17.52%	17.53%
	Mortgage	1.15%	1.16% - 3.76%	3.77%
	Payroll loans	3.94%	3.95% - 16.89%	16.90%
Personal Banking	Consumer	7.94%	7.95% - 18.15%	18.16%
	Vehicular	3.24%	3.25% - 9.09%	9.10%

Small Business Banking		15.05%	15.06% - 24.59%	24.60%

	Corporate	0.28%	0.28%	0.28%
Commercial Banking	Institutional	0.28%	0.28%	0.28%
	Companies	3.72%	3.73% - 6.84%	6.85%
	Real estate	1.66%	1.66%	1.66%

2021
		High grade	Standard grade	Grade lower than standard
Banking	Segment	PD less or equal	PD range	PD equal or higher

	Credit card	7.35%	7.36% - 19.30%	19.31%
	Mortgage	2.57%	2.58% - 7.44%	7.45%
	Payroll loans	2.34%	2.35% - 5.48%	5.49%
Personal Banking	Consumer	10.35%	10.36% - 24.39%	24.40%
	Vehicular	7.51%	7.52% - 17.84%	17.85%

Small Business Banking		20.60%	20.61% - 39.94%	39.95%

	Corporate	0.29%	0.29%	0.29%
Commercial Banking	Institutional	0.29%	0.29%	0.29%
	Companies	1.28%	1.29% - 3.48%	3.49%
	Real estate	3.53%	3.53%	3.53%

(*)

It is worth mentioning that the probability of default are exclusively those determined by the statistical model and, therefore, do not include the subsequent adjustments to the model, detailed in Note 30.1 (d.7).

The main objective of the scoring or rating is to generate statistical models that allow forecasting the applicant’s level of credit risk. The development of these models incorporates both qualitative and quantitative information, as well as client specific information that may affect their performance.

These rating models are monitored on a regular basis because with time passing some factors may have a negative impact on the model’s discriminating power, and stability due to changes in the population or its characteristics.

Each rating has an associated PD, which is adjusted to incorporate prospective information. This is replicated for each macroeconomic scenario, as appropriate.

To calculate the PD, two differentiated methodologies have been developed, which are described below:

-	Transition matrixes

Its objective is to determine the probability of default over a 12-month horizon based on the maturity of the operation, by analyzing the conditional probability of transition from one credit rating state to another. This method is suitable for loans with high exposure and wide data availability. The intention is to calculate the PD based on the maturity of the operation.

-	Default ratio

Its objective is to determine the probability of default over a 12-month horizon based on the level of risk with which the operation begins, based on a counting analysis and the percentage of cases that report a default mark. This method is suitable for loans with poor data availability by type of maturity.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Given the nature of the portfolios and the availability of historical information, the method to estimate the PD for each portfolio is presented below:

Banking / Segments	Transition matrix	Default ratio

Personal banking:
Credit cards	X
Mortgage	X
Payroll loans		X
Consumer		X
Vehicular		X
Small business banking		X
Commercial banking
Corporate		X
Institutional		X
Companies	X
Real estate		X

Likewise, for commercial sector clients, Interbank has implemented a system that allows to monitor more personalized way, based on warnings, changes in rating, reputation problems, among others.

On the other hand, at each reporting date, for indirect loans (contingent), as happens for direct loans, the expected loss is calculated depending on the stage in which each operation is located; that is, if it is in Stage 1, the expected loss is calculated with a 12-month view. If it is in Stage 2 (if the operation shows a significant risk increase since the initial recognition) or Stage 3 (if the operation has a default), the expected loss is calculated for the remaining life of the asset.

The Group considers the changes in credit risk based on the probability that the borrower will fail to comply with the loan agreement.

As of December 31, 2022 and 2021, the Group holds stand-by letters and guarantees with entities related to the infrastructure sector that, in recent years, for circunstancial reasons; were exposed to national and international events. To determine the expected losses of these entities, the Group, in a complementary manner, has performed an individual assessment to determine if the operation is in Stage 1, Stage 2 or Stage 3.

The criteria established to assign the risk to each one of the operations that are evaluated under an individual evaluation use the following combination of factors: quantitative, qualitative and financial.

To estimate the PD for the lifetime of a financial asset, a transformation to a 12-month PD is made according to the year of remaining life. That is, the PD is determined for a lifetime by an exponentiation of the 12-month PD.

At Inteligo Bank, both for Personal Banking and Commercial Banking, the internal model developed (scorecard) assigns 5 levels of credit risk: low, medium low, medium, medium high, and high. This methodology evaluates the scoring, increase or decrease of risks, taking into consideration the loan structure and the type of client; therefore, there is one scorecard for Personal Banking and another for Commercial Banking.

(d.2)	Loss Given Default (LGD):

It is an estimated loss in case of default. It is the difference between contractual cash flows due and those expected to be received, including guarantees. Generally, it is expressed as an EAD percentage.

In the case of Interbank, the calculation of the LGD has been developed under three differentiated methods, which are described below:

-	Closed recoveries

Those in which a client entered and left default (due to debt settlement, application of penalty or refinancing) over a course of up to 88 months and 74 months, as of December 31, 2022 and 2021, respectively.

-	Open recoveries

Those in which a client entered and did not manage to exit default over a course of up to 88 months and 74 months, as of December 31, 2022 and 2021, respectively. This method identifies the adjustment factor that allows to simulate the effect of a closed recovery process. Thus, a recovery curve is built from the

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

information of closed recovery processes and a recovery rate curve is estimated based on the number of months of each process.

This methodology is applied to the Mortgage and Commercial Banking loan portfolios.

In the case of Inteligo Bank, for those credits that are classified in Stage 1 or Stage 2 at the reporting date, the regulatory recoveries of the Central Bank of the Bahamas and the Superintendence of Banks of Panama are used, using stressed scenarios for each type of guarantee.

(d.3)	Exposure at default (EAD):

Exposure at default represents the gross carrying amount of financial instruments subject to impairment, which involves both the client's ability to increase exposure as default approaches and possible early repayments. To calculate the EAD of a loan in Stage 1, potential default events are evaluated over a 12- month horizon. For financial assets in Stage 2 and Stage 3, exposure at default is determined over the life of the instrument.

A calculation methodology has been developed for those portfolios that present a defined schedule, differentiating those transactions that consider prepayment and those that do not consider prepayment; and another methodology that is based on building the credit risk factor for those portfolios that allow the client the ability to use a line of credit (revolving products) and, therefore, the percentage of additional use of the credit line that the client could use in the event of a default must be calculated.

(d.4)	Significant increase in credit risk:

The Group has established a framework that incorporates quantitative and qualitative information to determine whether the credit risk on a financial instrument has significantly increased since initial recognition, both for loans and investments. The framework is aligned with the Group's internal credit risk management process.

In certain cases, using its expert credit judgment and, where possible, with relevant historical experience, the Group may determine that an exposure has experienced a significant increase in credit risk when certain qualitative indicators that may not be captured by a timely quantitative analysis.

At each reporting date, expected losses are calculated depending on the stage of each loan, as each one is evaluated with a different life period.

-	Stage 1 -

12-month expected losses are calculated. For this, the following risk parameters are multiplied: the 12-month forward-looking PD for year 1 of the remaining life, the client's LGD, and the EAD for year 1 of the remaining life for operations with payment schedule or the balance as of the reporting date for operations without payment schedule.

-	Stage 2 -

Lifetime expected losses are calculated for the entire remaining life of the asset. For operations with payment schedule, they are calculated in each year of remaining life by multiplying the following risk parameters: 12-month forward-looking PD, the client's LGD, and the EAD of the corresponding year of remaining life, and then the summation is done. For operations without payment schedule, they are calculated by multiplying the lifetime forward-looking PD, the client's LGD, and the balance as of the reporting date.

-	Stage 3 -

Expected losses are calculated by multiplying the PD (equal to 100 percent) by the client’s LGD and the balance as of the reporting date.

The Group classifies the operations with a significant increase in the risk of each portfolio such as marked refinanced operations, operations with arrears longer than 30 days (for all portfolios except Mortgages that considers arrears longer than 60 days), or operations marked “Leave” or “Reduce” in the surveillance system for the Commercial Banking portfolio.

Likewise, the evaluation of the significant risk increase is made by comparing the 12-month PD to the date of origin and the 12-month PD to the date of the report adjusted by the forward-looking factor, according to the quantitative criteria of absolute variation and relative variation. The Group has established a range of simple average absolute variation of 7% and a simple average relative variation of 588%.

The Group periodically evaluates the following warning signs and criteria to assess whether the placement presents a significant increase in credit risk (Stage 2):

-	Rescheduled loans.
-	Infraction to the covenants.
-	Forced interventions by governments in the primary and secondary markets of obligors.
-	Involvement of the borrower in illicit, political and fraud business.
-	Impairment of guarantees (underlying assets).
-	Arrears or short and frequent failures to pay installments.
-	Significantly adverse macroeconomic, regulatory, social, technological and environmental changes.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-	Other assessments and/or warnings (financial statements, EBIT evaluation, financial indicators by industry, regulatory criteria, others).

On the other hand, the Group monitors the effectiveness of the criteria used to identify significant increases in credit risk through periodic reviews to confirm that:

-	Criteria are able to identify significant increases in credit risk before an exposure is in default;
-	The average time between the identification of a significant increase in credit risk and default is reasonable;
-	Exposures usually do not transfer directly from the measurement of 12-month expected losses to impaired loans; and
-	There is no unjustified volatility in the allocation of expected credit losses between the measurement of 12-month expected credit losses and lifetime expected credit losses.

Subsequently, the expected loss of each scenario (optimistic, base and pessimistic) is calculated as the sum of the expected loss of each Stage. Finally, the expected loss of the portfolio is calculated by assigning weights to each scenario based on their respective probability of occurrence.

An operation shall migrate from Stage 1 to Stage 2 due to significant risk increase, if comparing the current PD with the PD at the moment it was generated it is observed an increase (relative and absolute variation) in the PD that exceeds the established thresholds.

On the other hand, the methodology introduces the concept of cure for the Mortgage, Corporate and Business portfolios. According to this concept, a loan in Stage 3 that has been recovered through the payment of the debt, does not migrate directly to Stage 1, instead of continuing in Stage 2 during an observation window of 12 months, to secure a consistent behavior in the transaction’s risk, as well as to mitigate the migration volatility between risk stages.

(d.5)Reactiva Peru

The National Government Guarantees Program “Reactiva Peru”, created by Legislative Decree 1455, and amended by Legislative Decree 1457, aimed to provide a quick and effective response to the liquidity needs faced by companies due to the impact of the Covid -19 pandemic.

During the year 2020, Interbank granted loans under this modality for S/6,617,142,000. As of December 31, 2022 and 2021, the balance of loans under this program amounted to S/2,414,455,000 and S/5,056,009,000 respectively, including accrued interest.

Also, during the years 2022 and 2021, the Peruvian government established measures for the rescheduling of these loans setting new grace periods additional to the grace periods of the original loan. Also, certain requirements were established that the client had to comply with to access to the rescheduling.

(d.6)	Rescheduled loans:
(d.6.1)Reschedules due to Covid-19

Because of the pandemic scenario as consequence of the Covid-19 pandemic explained in Note 1(c), the SBS authorized financial entities to grant credit facilities (rescheduling) to clients that meet certain requirements specified by the regulations issued by this regulatory entity. In that sense, Interbank granted repayment facilities to its customers that included: modification of repayment schedules, granting of grace periods, reduction of interest rates, fractioning and downsizing of installments, among others. The effects of these reschedulings have been recorded in the caption "Interest and similar income" of the consolidated income statement, see Note 19.

(d.6.2)	Reschedules “Reactiva Peru”

During 2022 and 2021, the MEF and the SBS establish measures to reschedule the loans guaranteed under the “Reactiva Peru” program. See Note 30.1 (d.5).

As of December 31, 2022 and 2021, the balance of rescheduled credits of the “Reactiva Peru” program amounts to approximately S/1,473,770,000 and S/1,974,180,000, respectively. As a result of these reschedulings, during 2022 and 2021, revenues of approximately S/18,180,000 and S/23,566,000 were recorded, respectively. Both amounts are presented as an increase in interest and similar income. See Note 19.

Interbank performed an assessment to define whether these rescheduled contracts represented, or not, a substantial modification under IFRS 9 - Financial Instruments. From that assessment, the new cash flows of the rescheduled loans did not generate substantial nor significant changes in the conditions initially contracted by the client; therefore, the adjustments in the conditions did not generate any substantial modification and, thus, neither a derecognition of the asset.

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Notes to the consolidated financial statements (continued)

(d.7)Subsequent adjustments to the model

The risks and uncertainties originated by the Covid-19 pandemic during 2020 and 2021, and the political and economic context of Peru in the year 2021 and 2022, have not been adequately reflected by the existing statistical models which are parameterized to determine the expected loss of the Group, considering that those events are of extraordinary nature and have not had precedents that would have been used as basis to model them in the calculation of the expected loss. For this reason, Interbank incorporated a serie of expert judgments with the purpose of calculating the expected loss pursuant to the requirement established by IFRS 9.

Following is the detail of the subsequent adjustments to the expected loss model performed to include in the calculation the effects of the uncertainty and risks as of December 31, 2022, 2021 and 2020:

(i)Subsequent adjustments to the model included in 2022

Two expert judgments were set up that seek to stress the possibility of default from customers due to the political and economic situation in Peru, as described in Note 1(b).

-Stress of the probability of default (PD) for loans in Stage 1 and Stage 2

This judgment includes an additional stress scenario for Stages 1 and 2 based on the uncertainty of the political and economic context, and which the expected loss model could not include due to its extraordinary nature. In this sense, it can be incorporated a stress to the forward-looking factors used in the macroeconomic forecasts, thus increasing the provision for expected loss requirement in Stages 1 and 2, considering the historical behavior of the forward-looking factors during a concrete period and excluding any factor that could skew the results of this period by showing an atypical trend as result of the presented environment.

-Stress for clients in stage 3

The expert judgement applied to these clients considers the relative participation of the exposure of clients in Stage 3 in function of the total portfolio exposure (Stage 3 exposure divided by the total exposure) during a concrete period and excluding any factors that may bias the results of this period, showing an atypical trend due to the presented environment.

Once this period of analysis is excluded, the series average is calculated, and a standard deviation is added with the purpose of determining the level of additional provisions for clients in Stage 3.

Following is the amount of the expected loss as of December 31, 2022, as determined by the model, and the subsequent adjustments to the model explained in previous paragraphs:

	Expected loss (according to Model)	Subsequent adjustments to the model	Expected loss (Total)
	S/(000)	S/(000)	S/(000)
Commercial loans	261,187	21,231	282,418
Consumer loans	1,296,560	325,822	1,622,382
Mortgage loans (*)	61,618	—	61,618
Small and micro-business loans	90,685	6,247	96,932
Total	1,710,050	353,300	2,063,350

(*) Considering the nature of these loans, it has not been necessary to determine a subsequent adjustment to the model.

(ii)Subsequent adjustments to the model included in 2021

Two expert judgments were set up that seek to stress the possibility of default from customers due to the political situation in Peru.

-	Stress of the probability of default (PD) for loans in Stage 1 and Stage 2

This judgment is related to the evaluation of the forward-looking factors used in the model, which are built from the macro-economic models and forecasts made by an external supplier; and is based on a more stressed forward-looking scenario for the economy’s performance compared against the weighted factors of the expected loss model and the difference between both of them, it represents, for each loan, the additional provision requirement. In this way, the expected loss can be stressed by applying more severe macro-economic forecasts to the probability of default.

-	Stress for clients in Stage 3

The methodology applied, according to this judgment, is analogous to the one described above for clients in Stage 3, as of December 31, 2022; that is, the expert judgment applied for these clients considers the participation relative to the exposure of Stage 3 clients with respect to the whole portfolio exposure.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Additionally, given the uncertainty context due to the outbreak of the Omicron variant, new expert criteria was applied for the new wave of infections, that could cause another cycle of loan reschedulings, although to a lesser extent than the year 2020. This criterion has been applied only to the Credit Cards portfolio.

On the other hand, it was considered to apply an expert judgment in relation to the “Reactiva Peru” program, to the Small Business Banking portfolio, because this portfolio presents a greater participation in the Program, higher number of rescheduling and higher provision.

Following is the amount of the expected loss as of December 31, 2021, as determined by the model and the subsequent adjustments to it, explained in the previous paragraphs.

	Expected loss (according to Model)	Subsequent adjustments to the model	Expected loss (Total)
	S/(000)	S/(000)	S/(000)
Commercial loans	283,243	100,527	383,770
Consumer loans	983,592	418,089	1,401,681
Mortgage loans	145,947	9,253	155,200
Small and micro-business loans	96,821	67,774	164,595
Total	1,509,603	595,643	2,105,246

(ii)Subsequent adjustments to the model included in 2020

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, Interbank decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incur in a higher provision for expected loss for S/1,441,981,000.

(d.8)	Prospective information

Expected credit losses consider information about the overall credit risk. Information about the overall credit risk must incorporate not only information on delinquency, but also all relevant credit information, including forward-looking macroeconomic information.

To comply with the regulatory requirement, it has been determined that the methodology includes the aforementioned effects within the expected loss.

The estimation of expected credit losses will always reflect the possibility of a credit loss, even if the most likely result is not credit loss. Therefore, estimates of expected credit losses are required to reflect a weighted, unbiased amount that is determined by evaluating a range of possible outcomes.

To capture these effects, the Group uses internally developed stress models that seek to stress the probability of default based on different macroeconomic variable projection scenarios.

The Group has defined three possible scenarios for each portfolio: optimistic, base and pessimistic.

Within the analysis carried out for the projection of probability of default, the projection period determined is 36 months (3 years). For projections after that period, the same information of that last year is considered, because it is deemed that projections beyond this period lose statistical significance, as evidenced by observing thresholds of confidence levels.

Macroeconomic variables used as of December 31, 2022:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Scenario	2023	2024	2025

Gross domestic product (annual % var.)	Optimistic	2.6%	3.1%	3.2%
	Base	2.3%	2.5%	2.8%
	Pessimistic	1.3%	2.0%	2.4%
Unemployment rate (annual % var.)	Optimistic	(13.8%)	(3.9%)	(3.6%)
	Base	(10.1%)	(3.7%)	(3.5%)
	Pessimistic	(5.5%)	(3.5%)	(3.3%)
Domestic demand (annual % var.)	Optimistic	1.7%	2.5%	2.8%
	Base	1.1%	1.7%	2.3%
	Pessimistic	(0.1%)	1.0%	1.9%
Formal average salary (annual % var.)	Optimistic	(0.7%)	1.3%	1.4%
	Base	(1.4%)	1.0%	1.2%
	Pessimistic	(3.6%)	(0.7%)	0.5%
Informal average salary (annual % var.)	Optimistic	1.8%	3.4%	3.5%
	Base	1.0%	2.9%	3.0%
	Pessimistic	(1.1%)	1.3%	2.3%

Macroeconomic variables used as of December 31, 2021:

	Scenario	2022	2023	2024

Gross domestic product (annual % var.)	Optimistic	10.9%	2.2%	2.2%
	Base	5.4%	2.8%	3.7%
	Pessimistic	(15.2%)	5.8%	7.8%
Consumption (annual% var.)	Optimistic	10.8%	2.2%	2.1%
	Base	5.4%	2.8%	3.6%
	Pessimistic	(13.9%)	2.9%	12.2%
Domestic demand (annual % var.)	Optimistic	9.4%	1.5%	2.1%
	Base	4.1%	2.2%	3.6%
	Pessimistic	(15.6%)	5.8%	7.3%
Gross Capital Formation	Optimistic	11.1%	(0.1%)	1.6%
	Base	4.1%	1.7%	4.0%
	Pessimistic	(25.1%)	21.8%	(4.6%)

For the determination of these macroeconomic variables, different external sources of recognized prestige have been considered. The impact of these macroeconomic variables on the expected loss differs for each portfolio depending on the sensitivity in each of them.

The following tables summarize the impact of multiple scenarios on the expected credit loss of direct and indirect loans (optimistic, base and pessimistic):

December 31, 2022%		Total
		S/ (000)
Optimistic	10	198,113
Base	52	1,050,333
Pessimistic	38	814,904
Total		2,063,350

December 31, 2021%		Total
		S/ (000)
Optimistic	30	827,138
Base	40	601,358
Pessimistic	30	676,750
Total		2,105,246

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Guarantees:

The fair value of the loan guarantees as of December 31, 2022 and 2021, is presented below:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2022	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	13,193,411	—	—	—	—	—	13,193,411	—
Commercial loans	21,412,126	815,190	1,380,441	11,327,344	4,361,481	17,884,456	3,527,670	247,084
Small and micro-business loans	1,358,481	—	—	—	—	—	1,358,481	96,768
Consumer loans	14,967,799	—	—	—	—	—	14,967,799	1,622,381
Mortgage loans	9,286,944	—	—	16,578,513	—	16,578,513	(7,291,569)	61,622
Direct loans	47,025,350	815,190	1,380,441	27,905,857	4,361,481	34,462,969	12,562,381	2,027,855
Debt instruments at amortized cost	3,302,779	—	—	—	—	—	3,302,779	—
Total financial assets at amortized cost	63,521,540	815,190	1,380,441	27,905,857	4,361,481	34,462,969	29,058,571	2,027,855
Debt instruments at fair value through other comprehensive income	17,038,942	—	—	—	—	—	17,038,942	53,974
Total debt instruments at fair value through other comprehensive income	17,038,942	—	—	—	—	—	17,038,942	53,974
Not subject to impairment
Derivative financial instruments - Trading	203,082	235,133	—	—	—	235,133	(32,051)	—
Derivative financial instruments - Hedges	312,718	—	—	—	—	—	312,718	—
Financial assets at fair value through profit or loss	1,932,993	—	—	—	—	—	1,932,993	—
Total financial instruments at fair value through profit or loss	2,448,793	235,133	—	—	—	235,133	2,213,660	—

	83,009,275	1,050,323	1,380,441	27,905,857	4,361,481	34,698,102	48,311,173	2,081,829
Financial guarantees (guarantees and stand-by letters)	4,001,806	17,363	46,810	1,404,684	1,165,573	2,634,430	1,367,376	35,124
Letters of credit for customers	485,541	—	29,588	—	3,814	33,402	452,139	371
Indirect loans	4,487,347	17,363	76,398	1,404,684	1,169,387	2,667,832	1,819,515	35,495

	87,496,622	1,067,686	1,456,839	29,310,541	5,530,868	37,365,934	50,130,688	2,117,324

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Fair value of the credit guarantee under the base scenario
As of December 31, 2021	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	17,104,465	—	—	—	—	—	17,104,465	—
Commercial loans	22,118,918	614,039	1,446,894	11,453,465	6,587,461	20,101,859	2,017,059	343,441
Small and micro-business loans	1,502,501	—	—	—	—	—	1,502,501	164,595
Consumer loans	12,514,499	—	—	—	—	—	12,514,499	1,401,681
Mortgage loans	8,552,304	—	—	16,327,398	—	16,327,398	(7,775,094)	155,200
Direct loans	44,688,222	614,039	1,446,894	27,780,863	6,587,461	36,429,257	8,258,965	2,064,917
Debt instruments at amortized cost	3,296,030	—	—	—	—	—	3,296,030	—
Total financial assets at amortized cost	65,088,717	614,039	1,446,894	27,780,863	6,587,461	36,429,257	28,659,460	2,064,917
Debt instruments at fair value through other comprehensive income	17,921,275	—	—	—	—	—	17,921,275	41,108
Total debt instruments at fair value through other comprehensive income	17,921,275	—	—	—	—	—	17,921,275	41,108
Not subject to impairment
Derivative financial instruments - Trading	314,539	174,790	—	—	—	174,790	139,749	—
Derivative financial instruments - Hedges	478,822	—	—	—	—	—	478,822	—
Financial assets at fair value through profit or loss	2,706,271	—	—	—	—	—	2,706,271	—
Total financial instruments at fair value through profit or loss	3,499,632	174,790	—	—	—	174,790	3,324,842	—
	86,509,624	788,829	1,446,894	27,780,863	6,587,461	36,604,047	49,905,577	2,106,025
Financial guarantees (guarantees and stand-by letters)	4,150,093	13,128	62,576	1,750,607	572,428	2,398,739	1,751,354	38,514
Letters of credit for customers	290,365	—	48,591	90,610	100	139,301	151,064	1,815
Indirect loans	4,440,458	13,128	111,167	1,841,217	572,528	2,538,040	1,902,418	40,329
	90,950,082	801,957	1,558,061	29,622,080	7,159,989	39,142,087	51,807,995	2,146,354

The following table shows the analysis of the fair values of the guarantees classified in Stage 3:

	Fair value of the credit guarantee under the base scenario
As of December 31, 2022	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	408,104	10	2,818	—	495,872	66,074	564,774	(156,670)	154,299
Small and micro-business loans	91,195	—	—	—	—	—	—	91,195	51,709
Consumer loans	452,301	—	—	—	—	—	—	452,301	430,902
Mortgage loans	238,527	—	—	—	624,486	—	624,486	(385,959)	45,101
Total	1,190,127	10	2,818	—	1,120,358	66,074	1,189,260	867	682,011
Indirect loans	26,076	—	—	—	—	—	—	26,076	8,936
	1,216,203	10	2,818	—	1,120,358	66,074	1,189,260	26,943	690,947

	Fair value of the credit guarantee under the base scenario
As of December 31, 2021	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	513,833	4	2,123	—	456,732	143,020	601,879	(88,046)	182,467
Small and micro-business loans	174,855	—	—	—	—	—	—	174,855	85,222
Consumer loans	354,960	—	—	—	—	—	—	354,960	336,041
Mortgage loans	268,528	—	—	—	728,333	—	728,333	(459,805)	99,850
Total	1,312,176	4	2,123	—	1,185,065	143,020	1,330,212	(18,036)	703,580
Indirect loans	25,057	—	—	—	—	—	—	25,057	13,243
	1,337,233	4	2,123	—	1,185,065	143,020	1,330,212	7,021	716,823

(*)	Includes the total fair value of the guarantees held by the Group as of December 31, 2022 and 2021, regardless the balance of the loan it guarantees.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e)	Credit risk management for investments
(e.1)	Scoring or internal rating and PD:

For this type of financial instruments, the Group analyzes the public information available from international risk rating agencies such as: Fitch, Moody's and Standard & Poor's, and assigns a rating to each instrument.

For each rating agency, the ratings associated with higher to lower credit quality are shown:

Fitch	Moody's	Standard & Poor's
AAA	Aaa	AAA
AA+	Aa1	AA+
AA	Aa2	AA
AA-	Aa3	AA-
A+	A1	A+
A	A2	A
A-	A3	A-
BBB+	Baa1	BBB+
BBB	Baa2	BBB
BBB-	Baa3	BBB-
BB+	Ba1	BB+
BB	Ba2	BB
BB-	Ba3	BB-
B+	B1	B+
B	B2	B
B-	B3	B-
CCC	Caa1	CCC+

The Group determines its risk level according to the following classification as of December 31, 2022 and 2021:

	High grade	Standard grade	Grade lower than standard
2022	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal or higher to:
Global	0.05% - 0.11%	0.12% - 2.09%	23.34%
Latin America	0.00%	0.09% - 3.02%	24.64%
Sovereigns	0.00%	0.00% - 1.55%	27.08%

	High grade	Standard grade	Grade lower than standard
2021	Rating: from AAA to A	Rating: from BBB to B	Rating: from CCC to C
	PD less than or equal to:	PD range	PD equal or higher to:
Global	0.05% - 0.12%	0.12% - 2.11%	23.55%
Latin America	0.00%	0.11% - 3.06%	25.21%
Sovereigns	0.00%	0.00% - 1.64%	30.77%

Finally, each instrument is assigned a PD according to the transition matrices published by Fitch.

(e.2)	Loss given default (LGD):

For those issuers that are classified in Stage 1 or Stage 2 at the reporting date, the Group uses the recovery matrix published by Moody's.

For those investments in Stage 3, an evaluation must be made to determine the severity of the expected loss according to the progress of the recovery process initiated.

(e.3)	Exposure at default (EAD):

EAD represents the gross book value of the financial instruments subject to impairment. To calculate the EAD of an investment in Stage 1, possible non-compliance events are evaluated within 12 months. For financial assets in Stage 2 and Stage 3, exposure at default is determined for events throughout the life of the instrument.

(e.4)	Significant increase in credit risk:

The Group has assumed that the credit risk of a financial instrument has not increased significantly since the initial recognition if it is determined that the investment has a low credit risk at the reporting date, which occurs when the issuer has a strong ability to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the long term may reduce, but not necessarily, the ability of the issuer to meet its cash flow obligations contractual cash.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

In accordance with the assignment of ratings to each debt instrument, the Group determines whether there is a significant increase in credit risk by comparing the rating at the date of acquisition with the rating at the reporting date, and designates the Stage in which each debt instrument is classified according to the quantitative and qualitative criteria, defined as follows:

(i)	Quantitative criteria -

The Group holds an investment that does not present a significant increase in risk if there is a movement of its credit risk rating within the investment grade. In case there is a movement of its credit risk rating outside the investment grade, it is deemed that the instrument presents a significant increase in risk.

(ii)	Qualitative criteria -

The Group periodically evaluates the following warning signs and criteria to assess whether the financial instrument presents a significant risk increase (stage 2) at the reporting date:

-	Significant decrease (30 percent of its original value) and prolonged (12 months) of the market value of the investment.
-	Infringements of covenants without a waiver from the bondholders committee.
-	Forced interventions by governments in the primary and secondary markets of the issuers.
-	Linkage of the issuer in illicit, political and fraud activities.
-	Impairment of collaterals (underlying assets) in the case of securitized instruments.
-	Delays or short and frequent breaches in the payment of coupons.
-	Macroeconomic, regulatory, social, technological and environmental changes are significantly adverse.
-	Other evaluations and/or alerts made by each Subsidiary (financial statements, evaluation of EBIT, financial indicators by industry, regulatory criteria, others).

The table below presents the credit risk ratings issued by risk rating agencies of recognized prestige local and international financial investments:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2022		As of December 31, 2021
	S/(000)%		S/(000)%
Instruments issued and rated in Peru:
AAA	19,125	0.1	14,189	0.1
AA- / AA+	2,944	0.0	3,016	0.0
A- / A+	—	0.0	3,325	0.0
BBB- / BBB+	2,368,251	10.4	2,410,077	9.8
BB- / BB+	685,424	3.0	601,978	2.5
	3,075,744	13.5	3,032,585	12.4
Instruments issued in Peru and rated abroad:
BBB- / BBB+	11,710,437	51.4	12,224,488	49.8
BB- / BB+	545,868	2.4	141,841	0.6
B- / B+	—	0.0	204,762	0.8
	12,256,305	53.8	12,571,091	51.2
Instruments issued and rated abroad:
AAA	41,198	0.2	23,619	0.1
AA- / AA+	26,077	0.1	28,803	0.1
A- / A+	489,765	2.2	248,343	1.0
BBB- / BBB+	2,247,646	9.9	2,907,882	11.8
BB- / BB+	295,812	1.3	380,192	1.5
B- / B+	61,089	0.3	81,638	0.3
Less than B-	983	0.0	—	0.0
	3,162,570	13.9	3,670,477	14.8

Unrated
Certificates of deposits with variable interest rates issued by the BCRP	1,434,836	6.3	1,440,944	5.9
Negotiable certificates of deposit issued by the BCRP	43,868	0.2	179,207	0.7
Mutual funds and investment funds participations (*)	1,402,848	6.2	1,780,519	7.3
Others	1	0.0	45	0.0

Listed shares	790,408	3.5	1,235,496	5.0

Non-listed shares and participations	226,953	1.0	274,586	1.1
Total	22,393,533	98.3	24,184,950	98.5
Accrued interest	394,065	1.7	362,344	1.5
Total	22,787,598	100.0	24,547,294	100.0

(*)It includes mutual and investment funds which do not have risk rating.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(f)Concentration of financial instruments exposed to credit risk -

Financial instruments exposed to credit risk were distributed according to the following economic sectors:

	As of December 31, 2022
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
BCRP	—	1,478,704	—	7,362,737		8,841,441
Consumer loans	—	—	—	15,005,146		15,005,146
Financial services	2,083,648	1,694,266	170,250	7,347,135	(*)	11,295,299
Mortgage loans	22,314	—	—	9,293,900		9,316,214
Manufacturing	74,303	559,581	111,069	4,873,701		5,618,654
Commerce	4,062	170,540	—	4,412,994		4,587,596
Construction and infrastructure	5,915	2,544,815	36,759	557,474		3,144,963
Government of Peru	—	7,062,066	—	3,231,139		10,293,205
Electricity, gas, water and oil	33,518	1,324,234	95,572	924,270		2,377,594
Agriculture	3,085	24,768	3,054	1,892,566		1,923,473
Leaseholds and real estate activities	24,162	156,539	5,246	606,883		792,830
Communications, storage and transportation	143,394	294,171	86,224	1,375,071		1,898,860
Mining	3,917	899,083	—	1,228,508		2,131,508
Community services	9,027	—	—	582,263		591,290
Insurance	6,345	—	—	1,427		7,772
Fishing	—	—	4,710	448,166		452,876
Commercial and micro-business loans	—	—	—	1,065,159		1,065,159
Foreign governments	—	113,816	—	—		113,816
Education, health and other services	885	91,518	—	293,872		386,275
Medicine and biotechnology	3,482	—	—	190,302		193,784
Public administration and defense	23,472	106,068	—	81,371		210,911
Professional, scientific and technical activities	3,482	196,348	—	3,930,939		4,130,769
Others	3,782	—	—	41,168		44,950
Total	2,448,793	16,716,517	512,884	64,746,191		84,424,385
Impairment allowance for loans						(2,027,855)
Accrued interest						899,568
Total						83,296,098

(*)It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2021
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
BCRP	—	1,620,151	—	10,866,021		12,486,172
Consumer loans	—	—	—	12,578,669		12,578,669
Financial services	2,718,146	1,798,502	267,611	7,610,629	(*)	12,394,888
Mortgage loans	35,818	—	—	8,558,105		8,593,923
Manufacturing	196,910	736,926	100,697	4,907,086		5,941,619
Commerce	11,754	129,666	—	5,187,887		5,329,307
Construction and infrastructure	10,785	2,799,391	43,180	771,911		3,625,267
Government of Peru	—	7,246,077	—	3,225,174		10,471,251
Electricity, gas, water and oil	57,231	1,240,807	91,915	919,511		2,309,464
Agriculture	7,824	26,198	1,857	1,777,362		1,813,241
Leaseholds and real estate activities	37,608	94,320	4,580	694,506		831,014
Communications, storage and transportation	173,460	355,501	110,608	1,513,062		2,152,631
Mining	6,353	1,030,543	—	681,864		1,718,760
Community services	10,396	—	—	271,464		281,860
Insurance	2,395	—	—	17,416		19,811
Fishing	—	—	3,270	440,009		443,279
Commercial and micro-business loans	—	—	—	1,170,563		1,170,563
Foreign governments	—	86,974	—	—		86,974
Education, health and other services	3,968	104,545	—	285,101		393,614
Medicine and biotechnology	117,396	—	—	189,496		306,892
Public administration and defense	28,847	136,345	—	119,317		284,509
Professional, scientific and technical activities	15,637	223,841	—	4,009,561		4,249,039
Others	65,104	—	—	35,044		100,148
Total	3,499,632	17,629,787	623,718	65,829,758		87,582,895
Impairment allowance for loans						(2,064,917)
Accrued interest						744,622
Total						86,262,600

(*)It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The table below presents the financial instruments with exposure to credit risk, by geographic area:

	As of December 31, 2022
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Investments at amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	152,424	13,579,422	270,166	61,849,912		75,851,924
United States of America	1,734,175	360,279	86,224	1,479,634		3,660,312
Mexico	11,410	1,049,305	—	13,178		1,073,893
Cayman Islands	141,149	—	—	—		141,149
Canada	5,560	—	—	499,111		504,671
Luxembourg	68,553	12,510	—	47,500		128,563
Colombia	95	322,840	—	55,230		378,165
Chile	1	668,122	—	28,100		696,223
Panama	—	206,216	—	333,084	(*)	539,300
Brazil	—	153,977	—	21,258		175,235
United Kingdom	192,112	306,888	154,476	27,577		681,053
Germany	24,947	—	—	175,061		200,008
Ireland	—	—	—	455		455
Ecuador	—	—	—	4,990		4,990
Belgium	—	—	157	3		160
Others	118,367	56,958	1,861	211,098		388,284
Total	2,448,793	16,716,517	512,884	64,746,191		84,424,385
Impairment allowance for loans						(2,027,855)
Accrued interest						899,568
Total						83,296,098

(*)It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

	As of December 31, 2021
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	379,059	13,988,582	259,810	61,482,338		76,109,789
United States of America	1,966,994	243,396	110,608	1,477,418		3,798,416
Mexico	95,933	1,485,744	—	10,384		1,592,061
Cayman Islands	315,925	—	—	125,989		441,914
Canada	7,774	—	—	934,208		941,982
Luxembourg	272,931	15,270	—	23,121		311,322
Colombia	3,459	318,054	—	85,149		406,662
Chile	30,736	673,805	—	62,221		766,762
Panama	—	281,889	—	519,082	(*)	800,971
Brazil	23,617	173,824	—	142,276		339,717
United Kingdom	231,045	383,668	251,188	38,283		904,184
Germany	28,367	—	—	263,223		291,590
Ireland	—	—	—	474		474
Ecuador	—	—	—	57,477		57,477
Belgium	—	—	164	2		166
Others	143,792	65,555	1,948	608,113		819,408
Total	3,499,632	17,629,787	623,718	65,829,758		87,582,895
Impairment allowance for loans						(2,064,917)
Accrued interest						744,622
Total						86,262,600

(*)It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(g)Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that:

-	Are offset in the statement of financial position of the Group; or
-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(g.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2022 and 2021, are presented below:

		Gross amounts of recognized financial liabilities and offset	Net amounts of financial assets presented in the	Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	in the consolidated statement of financial position	consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2022
Derivatives, Note 10(b)	515,800	—	515,800	(169,050)	(235,133)	111,617
Total	515,800	—	515,800	(169,050)	(235,133)	111,617
2021
Derivatives, Note 10(b)	793,361	—	793,361	(279,024)	(174,790)	339,547
Total	793,361	—	793,361	(279,024)	(174,790)	339,547

(g.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2022 and 2021, are presented below:

		Gross amounts of recognized financial assets and offset in the	Net amounts of financial liabilities presented in the	Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged (Note 4(d))	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2022
Derivatives, Note 10(b)	297,038	—	297,038	(169,050)	(34,784)	93,204
Total	297,038	—	297,038	(169,050)	(34,784)	93,204
2021
Derivatives, Note 10(b)	413,797	—	413,797	(279,024)	(121,613)	13,160
Total	413,797	—	413,797	(279,024)	(121,613)	13,160

30.2	Market risk management

Market risk is the possibility of loss due to variations in the financial market conditions. The main variations to which the Group is exposed to are exchange rates, interest rates and prices. Said variations can affect the value of the Group’s financial assets and liabilities.

During 2022, the volatility of interest rates in Soles remained high, but with downward tendency. Also, during the year 2022, interest rates in Soles increased significantly as result of the rise of both the benchmark rate of the BCRP and inflation. This affected the bond prices of the Trading Book, reaching minimum valuations during the third quarter and then recovering by the end of the year.

On the other side, the Banking Book was also affected by the changes in interest rates, especially by the increase of shorter-term rates, which boosted the growth of financial income to a larger extent than expenses, thus resulting in higher margins.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The Group separates its exposure to market risk into two blocks: (i) the one that arises from the fluctuation of the value of the trading investment portfolios, due to movements of market rates or prices (“Trading Book”) and; (ii) the one that arises from the changes in the structural positions (“Banking Book”) due to movements in interest rates, prices and exchange rates.

(a)	Trading Book -

To control and monitor the risks arising from the volatility of risk factors involved within each instrument, maximum exposure limits by currency, by type of investment and Value-at-Risk (“VaR”), which are controlled on a daily basis, have been established.

The main measurement technique used to measure and control market risk is VaR, which is a statistical measurement that quantifies the maximum loss expected for a period of time and a determined significance level under normal market conditions. The Group uses the VaR model for a period of one day, and a 99-percent confidence level. VaR is calculated by risk factor: interest rate, price or exchange rate and by type of investment: derivatives, fixed income and variable income.

VaR models are designed to measure the market risk within a normal market environment. Since VaR is based mainly on historical data to provide information and does not clearly predict future changes and modifications in risk factors, the probability of big market movements may be underestimated. VaR can also be under or overestimated due to the hypotheses made on the risk factors and the relation among these factors with the specific instruments. To determine the reliability of VaR models, the actual results are regularly monitored to prove the validity of the assumptions and parameters used in the calculation of VaR.

The Group includes within the VaR calculation the potential loss that may arise from the exposure to exchange rate risk. This risk is included in the VaR calculation because the exchange position is the result of the spot position plus the position in derivative products. Likewise, the total VaR includes the diversification effect that arises as a result of the interaction of the various market risk factors to which the Group is exposed.

The validity of the VaR calculation is proven through back-testing, which uses historical data to ensure that the model adequately estimates the potential losses. Additionally, the sensitivity of risk factors is calculated, which shows the potential portfolio losses in the event of certain fluctuations in factors. Said fluctuations include: interest rate shocks, exchange rate shocks and price shocks.

The VaR results of the Group’s portfolio by type of asset are presented below:

	2022	2021
	S/(000)	S/(000)
Equity investments	41,083	54,769
Debt investments	5,088	1,704
Derivatives and/or exchange position	2,925	10,790
Diversification effect	(4,390)	(1,876)
Consolidated VaR by type of asset (*)	44,706	65,387

The Group’s VaR results by type of risk are the following:

	2022	2021
	S/(000)	S/(000)
Exchange rate risk	4,859	7,473
Interest rate risk	4,827	10,712
Price risk	39,359	55,381
Diversification effect	(4,339)	(8,179)
Consolidated VaR by type of risk (*)	44,706	65,387

(*)	The total VaR is lower than the sum of its components due to the benefits of risk diversification.
(b)	Banking Book -

The portfolios which are not for trading are exposed to different financial risks, since they are sensitive to movements of the market rates, which can result in a negative effect on the value of the assets compared to its liabilities and; therefore, on its net value.

(i)	Interest rate risk

Interest rates fluctuate permanently on the market. These fluctuations affect the Group in two ways: first, through the change in the valuation of assets and liabilities; and secondly, affecting the cash flows at repricing. The variation in the valuation of assets and liabilities is increasingly sensitive as the term at which the asset or liability is repriced is extended. This process consists in the assessment of repricing periods. On the other hand, cash flows are affected when the instruments reach maturity, when they are invested or placed at new interest rates effective in the market.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Repricing gap

An analysis of the repricing gaps is performed to determine the impact of the interest rates movements. Said analysis consists of assigning the balances of the operations that will change the interest rate into different time gaps. Based on this analysis, the impact of the variation in the valuation of assets and liabilities on each gap is calculated.

(i.1)

The following table summarizes the Group’s exposure to interest rate risk. The Group’s financial instruments are presented at book value (including interest accrued), classified by the repricing period of the contract’s interest rate or maturity date, whichever occurs first:

	As of December 31, 2022
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	8,824,601	23,810	303,812	6,815	22,080	4,012,293	13,193,411
Inter-bank funds	296,119	—	—	—	—	—	296,119
Investments at fair value through other comprehensive income (debt and equity)	640,301	1,129,911	275,048	4,159,999	10,833,683	512,884	17,551,826
Investments at amortized cost	—	71,640	494,872	1,084,113	1,652,154	—	3,302,779
Loans, net (*)	4,596,996	5,750,591	10,366,009	18,886,533	6,443,838	(540,969)	45,502,998
Other assets (**)	1,054,346	99,405	69,828	73,523	28,652	4,173,670	5,499,424
Total assets	15,412,363	7,075,357	11,509,569	24,210,983	18,980,407	8,157,878	85,346,557

Financial liabilities
Deposits and obligations	30,713,163	1,688,546	6,098,329	1,022,471	323,521	8,684,678	48,530,708
Due to banks and correspondents	606,091	1,239,640	1,072,666	3,023,988	1,158,261	—	7,100,646
Inter-bank funds	30,012	—	—	—	—	—	30,012
Bonds, notes and other obligations	2,532,625	3,614	233,891	4,895,031	241,142	—	7,906,303
Insurance contract liabilities	106,335	208,257	932,909	4,417,141	4,937,730	—	10,602,372
Others liabilities (***)	464,731	131,845	120,143	90,410	5,762	2,169,867	2,982,758
Equity	—	—	—	—	—	10,045,951	10,045,951
Total liabilities and equity	34,452,957	3,271,902	8,457,938	13,449,041	6,666,416	20,900,496	87,198,750

Off- balance sheet accounts
Derivatives held as assets	1,681,974	—	—	897,190	—	—	2,579,164
Derivatives held as liabilities	1,681,974	—	—	897,190	—	—	2,579,164
	—	—	—	—	—	—	—

Marginal gap	(19,040,594)	3,803,455	3,051,631	10,761,942	12,313,991	(12,742,618)	(1,852,193)
Cumulative gap	(19,040,594)	(15,237,139)	(12,185,508)	(1,423,566)	10,890,425	(1,852,193)	—

(*)	The balance presented in column “Non-interest bearing” corresponds mainly to accrued income from loans, past-due loans, loans under judicial collection and the provision for loan losses.
(**)

Includes investment property, property, furniture and equipment, net, banker’s acceptances, intangibles and goodwill, net, Other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), and deferred income tax assets, net.

(***)	Includes banks acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading).

Investments at fair value through profit or loss and derivatives held for trading are not considered because these instruments are part of the trading book and the methodology used for the measurement of their market risk is VaR.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2021
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	11,898,425	1,025,641	188,458	60,522	—	3,931,419	17,104,465
Inter-bank funds	30,002	—	—	—	—	—	30,002
Investments at fair value through other comprehensive income (debt and equity)	714,470	1,037,091	334,042	4,339,422	11,496,250	623,718	18,544,993
Investments at amortized cost	—	70,856	—	1,600,220	1,624,954	—	3,296,030
Loans, net (*)	3,056,324	6,033,992	10,498,942	18,122,112	5,751,670	(457,457)	43,005,583
Other assets (**)	202,455	138,208	67,572	497,774	245	4,045,772	4,952,026
Total assets	15,901,676	8,305,788	11,089,014	24,620,050	18,873,119	8,143,452	86,933,099
Financial liabilities
Deposits and obligations	33,250,863	2,205,564	3,540,717	369,270	261,275	9,270,255	48,897,944
Due to banks and correspondents	587,776	685,191	1,795,332	4,488,578	965,972	—	8,522,849
Bonds, notes and other obligations	213,362	27,690	165,171	6,546,370	1,437,079	—	8,389,672
Insurance contract liabilities	93,427	183,175	810,746	3,752,061	7,118,649	—	11,958,058
Others liabilities (***)	114,629	131,645	92,945	108,032	14,159	1,754,817	2,216,227
Equity	—	—	—	—	—	9,555,362	9,555,362
Total liabilities and equity, net	34,260,057	3,233,265	6,404,911	15,264,311	9,797,134	20,580,434	89,540,112
Off- balance sheet accounts
Derivatives held as assets	—	—	—	1,758,267	—	599,700	2,357,967
Derivatives held as liabilities	—	—	—	1,758,267	599,700	—	2,357,967
	—	—	—	—	(599,700)	599,700	—

Marginal gap	(18,358,381)	5,072,523	4,684,103	9,355,739	8,476,285	(11,837,282)	(2,607,013)
Cumulative gap	(18,358,381)	(13,285,858)	(8,601,755)	753,984	9,230,269	(2,607,013)	—
(*)	The balance presented in column “Non-interest bearing” corresponds mainly to accrued income from loans, past-due loans, loans under judicial collection and the provision for loan losses.
(**)

Includes investment property, property, furniture and equipment, net, banker’s acceptances, intangibles and goodwill, net, Other accounts receivable and other assets, net (except accounts receivable from derivative financial instruments held for trading), and deferred income tax assets, net.

(***)	Includes banks acceptances and other accounts payable, provisions and other liabilities (except accounts payable for derivative financial instruments held for trading) and income tax liability.

Investments at fair value through profit or loss and derivatives held for trading are not considered because these instruments are part of the trading book and the methodology used for the measurement of their market risk is VaR.

(i.2)	Sensitivity to changes in interest rates -

The exposure to the interest rate is supervised by the GIR Committee and the ALCO Committee. The GIR Committee approves the various limits applicable to the financial instruments’ management. The ALCO Committee analyzes and monitors the results of the asset and liability management strategies and decisions implemented. Likewise, it defines the strategies and analyzes the sources of financing, as well as the coverage of the balance executed by the Bank. In particular, the latter could be considered to cover the exposure due to the variation in cash flows attributed to changes in variable market rates, to fix the cost of funds considering the global context of future movement of rates in the currencies under evaluation, to transform the cost of funds from foreign currency to the functional currency, among other casuistic as reviewed and approved by the Committee, considering the risk limits.

In this regard, the effect of movements in interest rates is analyzed based on the Regulatory Model and takes into account: (i) the financial margin for the next 12 months or Earning at Risk (EaR) and (ii) the Equity Value at Risk (EVaR), as detailed below:

-	Earning at Risk indicator, calculated as a percentage of the Regulatory Capital, the legal limit of 5 percent and an early warning of 4 percent are set.
-	Value at Risk indicator, calculated as a percentage of the effective equity, establishes the internal limit of 15 percent and an early warning of 13 percent.

Thus, interest rate risk is managed and supervised by monitoring the aforementioned indicators, which allows Management to assess the potential effect of interest rates movements on the Group’s financial margin and thus manage the terms and the fixed and/or variable yields generated by the financial instruments held by the Group, including strategies on the derivative financial instruments designated as hedge accounting.

For its part, the GIR Committee oversees the approval levels of structural interest-rate risk capacity and appetite, which are detailed in the Bank's Risk Appetite Framework.

In the case of Interseguro and Inteligo Bank, their Boards establish limits, which are controlled by their respective Investment Risk Unit. Izipay's Management considers that the risk is not significant because its interest rates do not differ significantly from the market.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The table below presents the sensitivity to a possible change in interest rates, with all other variables kept constant, in the consolidated statement of income and in the consolidated statement of changes in equity, before Income Tax and non-controlling interest.

	As of December 31, 2022
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	9,381	+/-	108,457
US Dollar	+/-50	+/-	18,762	+/-	217,095
US Dollar	+/-75	+/-	28,143	+/-	326,095
US Dollar	+/-100	+/-	37,524	+/-	435,640
Sol	+/-50	-/+	40,539	-/+	388,047
Sol	+/-75	-/+	60,809	-/+	582,844
Sol	+/-100	-/+	81,079	-/+	778,196
Sol	+/-150	-/+	121,618	-/+	1,171,915

	As of December 31, 2021
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	10,091	+/-	149,172
US Dollar	+/-50	+/-	20,182	+/-	298,698
US Dollar	+/-75	+/-	30,274	+/-	448,883
US Dollar	+/-100	+/-	40,365	+/-	600,165
Sol	+/-50	-/+	20,858	-/+	363,643
Sol	+/-75	-/+	31,287	-/+	546,431
Sol	+/-100	-/+	41,716	-/+	729,860
Sol	+/-150	-/+	62,574	-/+	1,100,408

The interest rate sensitivities shown in the tables above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected scenarios yield curve and the Group’s current interest rate risk profile. However, this effect, does not include actions that would be taken by Management to mitigate the impact of this interest rate risk. In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The above projections also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also include assumptions to facilitate calculations, such as that all positions are held to maturity.

(i.3)	Sensitivity to price variation -

Shares classified as investments at fair value through other comprehensive income, for the years 2022 and 2021, are not considered as part of the investments for interest rate sensitivity calculation purposes. However, a calculation of sensitivity in market prices and the effect on expected unrealized gain or loss in the consolidated statement of other comprehensive income, before Income Tax and non-controlling interest, as of December 31, 2022 and 2021, is presented below:

	Changes in market price	2022	2021
Sensitivity to market price	%	S/(000)	S/(000)
Shares	+/-10	51,288	62,372
Shares	+/-25	128,221	155,930
Shares	+/-30	153,865	187,115

(ii)	Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of December 31, 2022, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.808 per US$1 bid and S/3.820 per US$1 ask (S/3.975 and S/3.998 as of December 31, 2021, respectively). As of December 31, 2022, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.814 per US$1 (S/3.987 as of December 31, 2021).

The table below presents the detail of the Group’s position:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2022
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,205,093	2,404,942	583,376	13,193,411
Inter-bank funds	—	296,119	—	296,119
Financial investments	6,860,558	15,884,533	42,507	22,787,598
Loans, net	13,507,125	31,995,873	—	45,502,998
Due from customers on acceptances	45,809	—	—	45,809
Other accounts receivable and other assets, net	306,949	1,162,826	388	1,470,163
	30,925,534	51,744,293	626,271	83,296,098
Liabilities
Deposits and obligations	19,187,300	28,843,457	499,951	48,530,708
Inter-bank funds	—	30,012	—	30,012
Due to banks and correspondents	645,706	6,454,940	—	7,100,646
Bonds, notes and other obligations	7,257,098	649,205	—	7,906,303
Due from customers on acceptances	45,809	—	—	45,809
Insurance contract liabilities	3,666,074	6,936,298	—	10,602,372
Other accounts payable, provisions and other liabilities	1,231,698	1,607,541	859	2,840,098
	32,033,685	44,521,453	500,810	77,055,948
Forwards position, net	(1,993,217)	2,074,784	(81,567)	—
Currency swaps position, net	1,384,495	(1,384,495)	—	—
Cross currency swaps position, net	2,354,679	(2,354,679)	—	—
Options position, net	(172)	172	—	—
Monetary position, net	637,634	5,558,622	43,894	6,240,150

	As of December 31, 2021
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,415,166	6,062,879	626,420	17,104,465
Inter-bank funds	—	30,002	—	30,002
Financial investments	8,709,754	15,708,023	129,517	24,547,294
Loans, net	12,086,570	30,919,013	—	43,005,583
Due from customers on acceptances	152,423	—	—	152,423
Other accounts receivable and other assets, net	222,795	1,199,349	689	1,422,833
	31,586,708	53,919,266	756,626	86,262,600
Liabilities
Deposits and obligations	20,003,314	28,382,727	511,903	48,897,944
Due to banks and correspondents	757,039	7,765,810	—	8,522,849
Bonds, notes and other obligations	7,616,634	773,038	—	8,389,672
Due from customers on acceptances	152,423	—	—	152,423
Insurance contract liabilities	5,241,284	6,716,774	—	11,958,058
Other accounts payable, provisions and other liabilities	523,281	1,753,975	1,621	2,278,877
	34,293,975	45,392,324	513,524	80,199,823
Forwards position, net	(378,778)	464,885	(86,107)	—
Currency swaps position, net	2,171,025	(2,171,025)	—	—
Cross currency swaps position, net	2,123,300	(2,123,300)	—	—
Options position, net	(3)	3	—	—
Monetary position, net	1,208,277	4,697,505	156,995	6,062,777

As of December 31, 2022, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$614,405,000, equivalent to S/2,343,341,000 (US$651,240,000, equivalent to S/2,596,494,000 as of December 31, 2021); see Note 18.

The Group manages the exchange rate risk through the matching of its active and passive operations, supervising its global exchange position daily. The global exchange position of the Group is equivalent to long positions minus short positions in currencies other than the Sol. The global exchange position includes balance positions (spot) and the positions in derivatives, including the positions of derivatives that have been designated as accounting hedges with the purpose of covering the exposure due to the variation of the exchange rate; see Note10(b). Any depreciation/appreciation of the foreign currency would affect the consolidated statement of income. An imbalance in the monetary position would make the

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Group’s consolidated statement of financial position vulnerable to the fluctuation of the foreign currency (exchange rate “shock”).

The table below shows the analysis of variations of the US Dollar, the main foreign currency to which the Group has exposure as of December 31, 2022 and 2021. The analysis determines the effect of a reasonably possible variation of the exchange rate US Dollar to the Sol, considering all the other variables constant in the consolidated statement of other comprehensive income before Income Tax. A negative amount shows a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Sensitivity analysis	Changes in currency rates	2022	2021
	%	S/(000)	S/(000)
Devaluation
US Dollar	5	(19,746)	(42,218)
US Dollar	10	(39,492)	(84,437)
US Dollar	15	(59,237)	(126,655)

Revaluation
US Dollar	5	19,746	42,218
US Dollar	10	39,492	84,437
US Dollar	15	59,237	126,655

30.3	Liquidity risk

Liquidity risk consists in the Group’s inability to comply with the maturity of its obligations, thus incurring in losses that significantly affect its equity position. This risk may arise as a result of various events such as: the unexpected decrease of funding sources, the inability to rapidly settle assets, among others.

The Group has a set of indicators that are controlled and reported daily, which establish the minimum liquidity levels allowed for the short-term and reflect several risk aspects such as: concentration, stability, position by currency, main depositors, etc.

Likewise, the Group assesses medium-term and long-term liquidity through a structural analysis of its funds inflows and outflows in different maturity terms. This process allows to know, for each currency, the various funding sources, how liquidity needs increase and which terms are mismatched. Both for assets and liabilities, assumptions are considered for the operations that do not have determined maturity dates, such as revolving loans, savings and similar ones, as well as contingent liabilities, such as non-used letters of credit or lines of credit. Based on this information, the necessary decisions to maintain target liquidity levels are made.

In the case of Interbank, liquidity is managed by the Vice-Presidency of Capital Markets, which chairs the ALCO Committee, in which positions, movements, indicators and limits on liquidity management are presented. Liquidity risk is supervised by the GIR Committee, defining the risk level that Interbank is willing to take and the corresponding indicators, limits and controls are reviewed. The Market Risk Division is in charge of tracking said indicators. Interbank takes short-term deposits and transforms them into longer-term loans. Therefore, its exposure to liquidity risk increases. Interbank maintains a set of deposits that are historically renewed or maintained, and represent a stable funding source.

In the case of Interseguro, it is exposed to requirements other than their cash resources, mainly claims resulting from their short-term insurance contracts. The Board of Directors of the company establishes limits on the minimum proportion of the maturity funds available to meet these requirements and in a minimum level of lines of credit that must be available to cover claims at unexpected claim levels.

Regarding to long-term insurance contracts, considering the types of products offered and the long-term contractual relationship with clients (the liquidity risk is not material) the emphasis is on sufficient availability of flow of assets, and the term matching of the latter with the liability obligations (mathematical technical reserves), for which there are sufficiency and adequacy indicators.

In the case of Inteligo Bank, the Board of Directors has established liquidity levels as to the minimum amount of available funds required to meet such requirements and the minimum level of inter-banking facilities and other loan mechanisms that should exist to cover unexpected withdrawals. Inteligo Bank holds a short-term asset portfolio comprised of loans and investments to ensure sufficient liquidity.

Inteligo Bank’s financial assets include unlisted equity investments, which generally are illiquid. In addition, Inteligo Bank holds investments in closed (unlisted) and open-ended investment funds, which may be subject to redemption restrictions such as “side pockets” and redemption limits. As a result, Inteligo Bank may not be able to settle some of its investments in these instruments in due time to meet its liquidity requirements.

The following table presents the Group’s undiscounted cash flows payable according to contractual terms agreed (including the payment of future interest):

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2022
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	36,674,487	1,842,392	6,642,702	1,523,454	2,392,309	49,075,344
Inter-bank funds	30,012	—	—	—	—	30,012
Due to banks and correspondents	693,550	785,085	2,040,127	2,983,773	1,591,843	8,094,378
Bonds, notes and other obligations	2,059,807	1,155	380,495	5,726,366	435,141	8,602,964
Due from customers on acceptances	18,909	4,854	22,046	—	—	45,809
Insurance contract liabilities	106,399	208,257	932,909	4,417,141	18,196,813	23,861,519
Other accounts payable, provisions and other liabilities	1,356,478	204,843	46,535	1,976	933,228	2,543,060
Total non-derivative liabilities	40,939,642	3,046,586	10,064,814	14,652,710	23,549,334	92,253,086
Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	583,440	711,292	2,059,478	841,875	344,267	4,540,352
Contractual amounts payable (outflow)	604,526	568,112	2,051,065	1,041,851	354,758	4,620,312
Total	(21,086)	143,180	8,413	(199,976)	(10,491)	(79,960)
Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	1,712,865	3,289	13,772	432,103	—	2,162,029
Contractual amounts payable (outflow)	1,479,047	5,038	28,784	406,806	—	1,919,675
Total	233,818	(1,749)	(15,012)	25,297	—	242,354

	As of December 31, 2021
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	39,298,408	2,286,838	3,555,643	1,251,449	2,723,645	49,115,983
Due to banks and correspondents	732,010	431,352	2,649,853	4,373,597	1,233,202	9,420,014
Bonds, notes and other obligations	72,423	43,626	378,421	7,322,864	1,678,191	9,495,525
Due from customers on acceptances	56,903	68,083	27,437	—	—	152,423
Insurance contract liabilities	96,757	189,835	840,717	3,752,862	16,407,482	21,287,653
Other accounts payable, provisions and other liabilities	543,673	244,249	104,420	96,525	876,213	1,865,080
Total non-derivative liabilities	40,800,174	3,263,983	7,556,491	16,797,297	22,918,733	91,336,678
Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	938,973	926,361	1,782,384	1,874,161	289,991	5,811,870
Contractual amounts payable (outflow)	848,334	999,058	1,727,425	2,093,959	302,650	5,971,426
Total	90,639	(72,697)	54,959	(219,798)	(12,659)	(159,556)
Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	29,634	—	29,670	1,787,938	113,850	1,961,092
Contractual amounts payable (outflow)	35,742	—	46,619	1,520,104	11,407	1,613,872
Total	(6,108)	—	(16,949)	267,834	102,443	347,220
(*)	It includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery) and a gross basis (full-delivery).
(**)	It only includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery)

The table below shows maturity, by contractual term, of the contingent credits (indirect loans) granted by the Group as of the dates of the consolidated statement of financial position:

	2022	2021
	S/(000)	S/(000)
Contingent credits (indirect loans)
Up to 1 month	686,403	974,601
From 1 to 3 months	1,358,990	1,242,858
From 3 to 12 months	2,054,523	2,056,381
From 1 to 5 years	387,431	166,618
Over 5 years	—	—
Total	4,487,347	4,440,458

The Group estimates that not all of the contingent loans (indirect) or commitments will be used before the maturity date of the commitments.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The following table shows the changes in liabilities arising from financing activities according to IAS 7:

	2022
	Balance as of January 1	Dividends payable	Cash flow	Effect of variation in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	—	—	30,482	(470)	—	30,012
Bonds, notes and other obligations	8,389,672	—	(137,900)	(385,850)	40,381	7,906,303
Lease liability related to right-of-use assets	234,946	—	(62,320)	(2,948)	(57,097)	112,581
Dividends payable	1,219	756,041	(755,706)	—	(93)	1,461
Total liabilities for financing activities	8,625,837	756,041	(925,444)	(389,268)	(16,809)	8,050,357

	2021
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	28,971	—	(30,945)	1,974	—	—
Bonds, notes and other obligations	7,778,751	—	(91,000)	713,744	(11,823)	8,389,672
Lease liability related to right-of-use assets	269,755	—	(66,646)	7,438	24,399	234,946
Dividends payable	921	634,181	(633,883)	—	—	1,219
Total liabilities for financing activities	8,078,398	634,181	(822,474)	723,156	12,576	8,625,837
30.4	Operational risk

Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When internal controls fail, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. The Group cannot expect to eliminate all operational risks, but through a control framework and by monitoring and responding to potential risks, the Group is able to manage these risks. Controls include mainly the segregation of duties, accesses, authorization and reconciliation procedures, staff training and assessment processes, including the review by Internal Audit.

Management has focused its attention on the implementation of a series of measures aimed to ensure the Group’s workers an optimal environment of information technology systems and cybersecurity systems for the execution of their operations within a mixed labor environment (home or office).

30.5	Insurance risk management

The risk under an insurance contract, in any of its various forms, is the possibility that the insured event occurs and; therefore, uncertainty is realized in the amount of the resulting claim. Given the nature of the insurance contract, this risk is aleatory and; therefore, unpredictable.

Regarding a portfolio of insurance contracts where the theory of large numbers and probabilities for pricing and provisions is applied, the main risk faced by the insurance business of the Group, managed by Interseguro, is that claims and/or payments of benefits covered by the policies exceed the book value of insurance liabilities. This could happen to the extent that the frequency and/or severity of claims and benefits are higher than estimated. The factors that are considered to perform the assessment of insurance risks are the following:

-Frequency and severity of claims;

-Sources of uncertainty in the calculation of payment of future claims;

-Mortality tables for different coverage plans in the life insurance segment;

-Changes in market rates of investments that directly affect the discount rates to calculate mathematical reserves; and

-Specific requirements established by the SBS according to insurance plans.

On the other hand, Interseguro has signed contracts of automatic reinsurance coverage mainly in credit life, retirement and life insurances that protect it from losses due to frequency and severity. The objective of this reinsurance negotiation is that the total net insurance losses do not affect the equity and liquidity of Interseguro. Interseguro’s policy is to sign contracts with companies with international rating determined by SBS rules. Annuities contracts do not have reinsurance coverage.

(a)	Life insurance contracts -

Interseguro has developed its insurance underwriting strategy to diversify the type of insurance risks accepted. Factors that aggravate the insurance risk include lack of risk diversification in terms of type and amount of risk and geographic location. The underwriting strategy aims to ensure that underwriting risks are well diversified in terms of type and amount of risk.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Underwriting limits serve to implement the selection criteria for appropriate risk. As of December 31, 2022 and 2021, most of the insurance contracts entered into by Interseguro are located in the city of Lima.

The sufficiency of reserves is a principle of insurance management. Technical reserves for claims and premiums are estimated by Interseguro’s actuaries and reviewed by independent experts when deemed necessary.

Interseguro’s Management constantly monitors trends in claims, which allows it to perform estimates of claims incurred but not reported (IBNR) that are supported by recent information.

On the other hand, Interseguro is exposed to the risk that mortality and morbidity rates associated with customers do not reflect the actual mortality and morbidity and may cause the premium calculated for the coverage offered to be insufficient to cover claims. For this reason, Interseguro performs a careful risk selection or underwriting when issuing policies, because by doing so it can classify the degree of risk presented by a proposed insured, analyzing characteristics such as gender, smoking condition, health condition, among others.

In the particular case of annuities, the risk assumed by Interseguro is that the real life expectancy of the insured population is greater than that estimated when determining income, which would mean a deficit of reserves to comply with the payment of pensions.

On the other hand, insurance products do not have particularly relevant terms or clauses that could have a significant impact or represent significant uncertainties over Interseguro’s cash flows.

(b)	Real estate risk management -

Real estate risk is defined as the possibility of losses due to changes or volatility of market prices of properties; see Note 7. Investment properties are held by Interseguro to manage its long term inflows and match its technical reserves. SBS Resolution No. 2840-2012, dated May 11, 2012, “Regulations on Real Estate Risk Management in Insurance Companies”, requires that insurance companies adequately identify, measure, control and report the real estate risk level they are exposed to.

Additionally, Interseguro has identified the following risks associated with its real estate portfolios:

-	The cost to develop a project may increase if there are delays in the planning process; however, Interseguro receives services from advisors to reduce the risks that may arise in the planning process.

-

A major lessee may become insolvent thus causing a significant loss in rental income and a reduction in the value of the associated property. To reduce this risk, Interseguro reviews the financial position of all prospective lessees and decides on the appropriate level of safety required, such as lease deposits or guarantees.

-	The fair values of the investment property could be affected by the cash flows generated by the tenants and/or lessees, as well as by the economic conditions of Peru and future expectations.

30.6	Capital management

The Group manages in an active manner a capital base  to cover the risks inherent to its activities. Capital adequacy of the Group is monitored by using regulations and ratios established by the different regulators. See Note 16(f).

31.Fair value

(a)	Financial instruments measured at their fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	428,739	564,559	939,695	1,932,993
Debt instruments measured at fair value through other comprehensive income	9,946,427	6,770,090	—	16,716,517
Equity instruments measured at fair value through other comprehensive income	464,556	10,188	38,140	512,884
Derivatives receivable	—	515,800	—	515,800
	10,839,722	7,860,637	977,835	19,678,194
Accrued interest				322,425
Total financial assets				20,000,619
Financial liabilities
Derivatives payable	—	297,038	—	297,038
(*)	As of December 31, 2022 and 2021, correspond mainly to participations in mutual funds and investment funds.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	978,978	633,400	1,093,893	2,706,271
Debt instruments measured at fair value through other comprehensive income	11,194,459	6,435,328	—	17,629,787
Equity instruments measured at fair value through other comprehensive income	556,162	27,686	39,870	623,718
Derivatives receivable	—	793,361	—	793,361
	12,729,599	7,889,775	1,133,763	21,753,137
Accrued interest				291,488
Total financial assets				22,044,625
Financial liabilities
Derivatives payable	—	413,797	—	413,797
(*)	As of December 31, 2022 and 2021, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During the year 2022 and 2021, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation		Sensitivity of inputs to fair value
			2022	2021
Listed shares	Net asset value	NAV	—	203.53	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/11,199,000 as of December 31, 2021.
Private Equity Stocks	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/7,022,000 as of December 31, 2022 and S/7,300,000 as of December 31, 2021.
Private equity funds	Net asset value	NAV	Depends on each investment	Depends on each investment	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/86,944,000 as of December 31, 2022 and S/90,633,000 as of December 31, 2021.
Listed shares	Equity method	-	According to price risk	According to price risk	5 percent increase (decrease) of the price would result in increase in fair value of S/1,907,000 as of December 31, 2022 and S/1,994,000 as of December 31, 2021.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	2022	2021
	S/(000)	S/(000)
Initial balance as of January 1	1,133,763	514,922
Purchases	180,344	629,543
Sales	(280,297)	(237,870)
(Loss) gain recognized on the consolidated statement of income	(55,975)	227,168
Balance as of December 31	977,835	1,133,763

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2022					As of December 31, 2021
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	13,193,411	—	13,193,411	13,193,411	—	17,104,465	—	17,104,465	17,104,465
Inter-bank funds	—	296,119	—	296,119	296,119	—	30,002	—	30,002	30,002
Investments at amortized cost	2,949,507	—	—	2,949,507	3,302,779	3,181,392	—	—	3,181,392	3,296,030
Loans, net	—	42,932,260	—	42,932,260	45,502,998	—	42,892,599	—	42,892,599	43,005,583
Due from customers on acceptances	—	45,809	—	45,809	45,809	—	152,423	—	152,423	152,423
Other accounts receivable and other assets, net	—	954,363	—	954,363	954,363	—	629,472	—	629,472	629,472
Total	2,949,507	57,421,962	—	60,371,469	63,295,479	3,181,392	60,808,961	—	63,990,353	64,217,975
Liabilities
Deposits and obligations	—	48,464,095	—	48,464,095	48,530,708	—	48,914,408	—	48,914,408	48,897,944
Inter-bank funds	—	30,012	—	30,012	30,012	—	—	—	—	—
Due to banks and correspondents	—	6,859,664	—	6,859,664	7,100,646	—	8,274,484	—	8,274,484	8,522,849
Bonds, notes and other obligations	6,447,282	990,545	—	7,437,827	7,906,303	7,286,082	1,202,219	—	8,488,301	8,389,672
Due from customers on acceptances	—	45,809	—	45,809	45,809	—	152,423	—	152,423	152,423
Insurance contract liabilities	—	10,602,372	—	10,602,372	10,602,372	—	11,958,058	—	11,958,058	11,958,058
Other accounts payable and other liabilities	—	2,543,060	—	2,543,060	2,543,060	—	1,865,080	—	1,865,080	1,865,080
Total	6,447,282	69,535,557	—	75,982,839	76,758,910	7,286,082	72,366,672	—	79,652,754	79,786,026

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2022 and 2021, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

32.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its management.

As of December 31, 2022 and 2021, the value of the managed off-balance sheet financial assets is as follows:

	2022	2021
	S/(000)	S/(000)
Investment funds	16,821,566	18,669,786
Mutual funds	4,495,832	4,310,914
Total	21,317,398	22,980,700

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

33.	Additional explanation for english translation

The accompanying financial statements are presented on the basis of the IFRS. In the event of any discrepancy, the Spanish language version prevails.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undesigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.
Date: March 17, 2023	By: /s/ Michela Casassa Ramat
Name: Michela Casassa Ramat Title: Chief Financial Officer